   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 2000

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           REQUISITE TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          7372                         84-1253066
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                             ---------------------
                              10355 WESTMOOR DRIVE
                                   SUITE 205
                             WESTMINSTER, CO 80021
                                 (303) 474-2200
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------
                                BARBARA J. MOWRY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           REQUISITE TECHNOLOGY, INC.
                              10355 WESTMOOR DRIVE
                                   SUITE 205
                             WESTMINSTER, CO 80021
                                 (303) 474-2200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

          JAMES C.T. LINFIELD, ESQ.                     CHRISTOPHER L. KAUFMAN, ESQ.
            STEVEN E. SEGAL, ESQ.                           RAYMOND Y. LIN, ESQ.
            MICHAEL F. CYRAN, ESQ.                            LATHAM & WATKINS
              COOLEY GODWARD LLP                           135 COMMONWEALTH DRIVE
       2595 CANYON BOULEVARD, SUITE 250                     MENLO PARK, CA 94025
              BOULDER, CO 80302                                (650) 328-4600
                (303) 546-4000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
                                                                 AGGREGATE              AMOUNT OF
           TITLE OF SECURITIES TO BE REGISTERED             OFFERING PRICE(1)(2)     REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.............................      $92,000,000              $24,288
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued September 5, 2000

                                                Shares

                       [REQUISITE TECHNOLOGY, INC. LOGO]
                                  COMMON STOCK
                            ------------------------

REQUISITE TECHNOLOGY, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE
ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $     AND
$     PER SHARE.
                            ------------------------

WE INTEND TO FILE AN APPLICATION FOR OUR COMMON STOCK TO BE QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "RQST."
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------
                              PRICE $     A SHARE
                            ------------------------

                                                                        Underwriting
                                                        Price to       Discounts and      Proceeds to
                                                         Public         Commissions        Requisite
                                                        --------       -------------      -----------
Per Share.........................................         $                 $                 $
Total.............................................         $                 $                 $

Requisite has granted the underwriters the right to purchase up to an
additional          shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
          , 2000.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                     DONALDSON, LUFKIN & JENRETTE
                                       DAIN RAUSCHER WESSELS

            , 2000

                           REQUISITE TECHNOLOGY, INC.
                          ARTWORK -- LEGAL DESCRIPTION

     The top left-hand corner of the artwork contains the Requisite Technology, Inc. logo, followed by the trademark "requisitetechnology(TM)," under which is the following language: "Successful B2B e-commerce relies on unified electronic catalogs. Spanning the supply chain, Requisite's solutions allow global buyers, suppliers, and e-marketplaces to create, manage, and find commerce-ready electronic content."

     At the far left-hand side of the middle of the page, below the language described in the first paragraph, is a graphic showing loose pieces of paper, labeled "Original Content," under which is the following language: "Content is supplied in disparate formats and sources including paper and legacy electronic catalogs."

     To the right of the graphic labeled "Original Content" is a graphic depicting shifting gears with the word "create" shown below the gears, labeled "Create & Maintain," under which is the following language: "Our content creation facility, staffed with information experts, creates commerce-ready electronic content and maintains a repository for buyers, suppliers, and e-marketplaces."

     To the right of the graphic labeled "Create & Maintain" is a graphic depicting a stack of papers with one loose piece of paper on top, within a computer screen, labeled "Requisite Unifying Structure," under which is the following language: "Our standard platform provides the structure for globally organizing and maintaining unified, commerce-ready electronic content."

     There are three arrows to the right of the graphic labeled "Requisite Unifying Structure." The first points diagonally above and to the right, the second is a horizontal double-headed arrow, and the third points diagonally below and to the right. All three arrows point to oval graphics. In the center of each oval is a graphic of a stack of papers with one loose piece of paper on top each within a computer screen. Each oval has the word "manage" on the left, and the word "find" on the right. The top oval is labeled "Buyers," the middle oval is labeled "Suppliers" and the bottom oval is labeled "e-Marketplaces."

     Below the bottom oval graphic is the underlined heading "Buyers, Suppliers, and e-Marketplaces Manage Electronic Content," under which is the following language: "Our eMerge toolset allows buyers, suppliers, and e-marketplaces to manage their catalogs."

     To the right of each oval is a line connecting the oval to graphics showing three staggered desktop computers. Under each of these graphics is the caption "Desktop End Users."

     Below the bottom graphic containing the staggered desktop computers is the underlined heading "Desktop End Users," under which is the following language:
"Global 2000 and e-marketplace buyers can complete transactions using our patented BugsEye(TM) finding technology."

     The bottom right-hand corner of the artwork contains the following language: "E-CONTENT SOLUTIONS THAT POWER B2B E-COMMERCE(TM)."

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Special Note Regarding Forward-Looking
  Statements..........................   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   20
Selected Consolidated Financial
  Data................................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22

                                        PAGE
                                        ----
Business..............................   33
Management............................   45
Certain Transactions..................   54
Principal Stockholders................   55
Description of Capital Stock..........   57
Shares Eligible for Future Sale.......   60
Underwriters..........................   62
Legal Matters.........................   64
Experts...............................   64
Change in Accountants.................   64
Where to Find Additional
  Information.........................   64
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     UNTIL           , 2000, 25 DAYS AFTER COMMENCEMENT OF THIS OFFERING, ALL
DEALERS THAT BUY, SELL OR TRADE SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

You should read this summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes to the consolidated financial statements appearing elsewhere in this prospectus. In this prospectus, "we," "us" and "our" refer to Requisite Technology, Inc. and our wholly-owned subsidiaries Antaeus Systems, Inc. and Requisite Technology, Ltd.

     We are a leading provider of end-to-end electronic content creation and management products and services that enable business-to-business electronic commerce, or B2B e-commerce. Our solutions allow for the creation of electronic catalogs of goods and services offered for sale over the Internet and corporate networks. These catalogs can be created from a variety of paper and electronic sources. We also provide tools for the management of electronic content as well as search technology that allows buyers to find products and services more efficiently. We believe that manageable and findable product and service information is essential for the success of buyers, suppliers and Internet-based electronic marketplaces, or e-marketplaces, in global B2B e-commerce. We have established strategic partnerships with seven leading enterprise software vendors, or ESVs, including SAP AG and Oracle Corporation, each of which integrates our software into their B2B e-commerce procurement solutions. As of August 25, 2000, we have sold our content management and finding solutions to 65 customers.

     The Internet has become an important global commerce medium. According to International Data Corporation, the number of commercial users employing the Internet worldwide in the normal course of their operations is expected to grow from 82 million at the end of 1999 to 250 million in 2003. GartnerGroup projects that total B2B e-commerce sales will increase worldwide from $403 billion at the end of 2000 to $7.3 trillion in 2004. This growth in B2B Internet usage is being driven in part by the increasingly competitive global business environment, which is causing businesses to seek new ways to reduce costs and make business processes more efficient. According to AMR Research, between October 1998 and March 2000, over 600 e-marketplaces began operations in industries ranging from aerospace to oil and gas. Many types of production and non-production goods and services can be purchased through these e-marketplaces, ranging from basic office supplies, such as pens and pencils, to automobile parts to multi-million dollar items such as turbine engines.

     The success of most B2B procurement systems and e-marketplaces depends in part on aggregating varied information about products or services from multiple suppliers. A unified electronic catalog must be created in which information can be easily found by people in many different organizations who may have different buying systems, habits and computer skill levels. We believe that one of the fundamental problems limiting widespread B2B e-commerce is the difficulty of organizing product and service content from multiple suppliers and presenting that information consistently and in a manner that is readily accessible to end users.

     Our objective is to become the leading provider of content creation and management products and services to enable and facilitate global B2B e-commerce. Our strategy includes propagating our Requisite Unifying Structure, or RUS, platform as the standard for organizing electronic product and service information and managing electronic content. We believe that integrating our technology into our strategic partners' solutions will further drive the adoption of RUS as a standard for companies transacting business on the Internet. We believe this strategy will facilitate the sale or license of our electronic catalog management and finding solutions. By offering an end-to-end solution for the creation, management and finding of electronic content, we offer buyers, suppliers and e-marketplaces a critical part of the infrastructure they need to conduct e-commerce.

     Buyers, suppliers, e-marketplaces and B2B e-commerce solution providers each derive benefits from our solutions. For buyers, our content creation and management solutions make electronic procurement applications more effective by allowing users to easily find comprehensive information on the products they want to buy. Our solutions enable suppliers to rapidly launch global e-commerce initiatives, respond to customer demand for electronic content for their procurement programs and become effective participants in e-marketplaces, without having to make a substantial investment in personnel and systems. Our solutions enable e-marketplaces to rapidly create and launch their services. Our solutions allow B2B e-commerce solution providers to offer seamless electronic procurement offerings to their customers by combining our electronic catalog products with their procurement applications. By facilitating the rapid deployment of effective electronic procurement solutions with superior finding and content management capabilities, we can improve the competitive positions of buyers, suppliers, e-marketplaces and of our strategic partners.

                                  THE OFFERING

Common stock offered..........          shares

Common stock to be outstanding
after this offering...........          shares

Use of proceeds...............   For general corporate purposes, including
                                 working capital and capital expenditures. We also may use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies. See "Use of Proceeds."

Proposed Nasdaq National
Market symbol.................   RQST

     The information contained in this prospectus is based on the number of shares outstanding as of August 25, 2000, and excludes:

      -- 37,419 shares of common stock issuable directly or indirectly upon exercise of outstanding warrants as of August 25, 2000, at a weighted average exercise price of $1.43 per share;

      -- 7,950,000 shares of common stock reserved for issuance under our stock option plans, of which 3,432,821 shares at a weighted average exercise price of $2.38 per share were subject to outstanding options as of August 25, 2000; and

      -- 2,000,000 shares of common stock reserved for issuance under our employee stock purchase plan.

     In addition, except as otherwise noted, all information in this prospectus assumes:

      -- the conversion of all outstanding preferred stock into 17,265,196 shares of common stock upon the completion of this offering;

      --   a three-for-two stock split of all of our outstanding common stock
           and preferred stock effective as of        , 2000; and

      --   the underwriters' over-allotment option is not exercised.

     We were incorporated in Delaware on November 1, 1993. Our principal executive offices are located at 10355 Westmoor Drive, Suite 205, Westminster, Colorado 80021, and our telephone number is (303) 474-2200. Our website address is www.requisite.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

     Requisite Technology(R) is registered as a trademark in the United States. We also have filed trademark applications in the United States for BugsEye(TM) and eLeader(TM). In addition, we have filed applications to register the Requisite Technology and BugsEye trademarks in one or more foreign countries. These trademark applications are subject to review by the applicable governmental authorities, may be opposed by private parties and may not be issued. The prospectus contains other trademarks, service marks and trade names owned by other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The pro forma basic and diluted share calculations below reflect the conversion upon the closing of this offering of all outstanding shares of preferred stock into 17,265,196 shares of common stock as if the conversion occurred at the date of original issuance.

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                                               ----------------------------   -----------------
                                                1997      1998       1999      1999      2000
                                               -------   -------   --------   -------   -------
                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue......................................  $   217   $ 1,387   $  7,299   $ 2,558   $14,186
Operating expenses...........................    5,346     7,520     19,465     5,938    23,194
Loss from operations.........................   (5,129)   (6,133)   (12,166)   (3,380)   (9,008)
Net loss.....................................   (5,028)   (5,909)   (11,691)   (3,306)   (8,695)
Net loss per share, basic and diluted........  $ (1.98)  $ (2.06)  $  (3.01)  $  (.97)  $ (1.70)
Weighted averaged common shares outstanding,
  basic and diluted..........................    2,543     2,873      3,882     3,398     5,103
Pro forma (unaudited):
  Net loss per share, basic and diluted......                      $   (.66)  $  (.21)  $  (.39)
  Weighted average common shares outstanding,
     basic and diluted.......................                        17,831    16,029    22,169

     The following table presents summary consolidated balance sheet data as of June 30, 2000. The pro forma column reflects the automatic conversion of all shares of our outstanding preferred stock into common stock upon completion of this offering. The pro forma as adjusted column further reflects our receipt of
the estimated net proceeds from our sale of the      shares of common stock in
this offering at an assumed initial public offering price of $     per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                     AS OF JUNE 30, 2000
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $19,247    $19,247      $
Working capital.............................................    8,951      8,951
Total assets................................................   32,576     32,576
Total liabilities...........................................   16,194     16,194
Total stockholders' equity..................................   16,382     16,382

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations or financial condition may be harmed. If our business, results of operations or financial condition is harmed, the trading price of our common stock could decline, and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, results of operations and financial condition.

RISKS RELATED TO OUR OPERATIONS

     WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS.

     We were founded in 1993 and changed our business strategy in February 1998. We have a limited operating history under our current strategy, which makes an evaluation of our future prospects very difficult. Our prospects for financial and operational success must be considered in light of the challenges frequently encountered by early-stage companies in the B2B e-commerce industry, which is new and rapidly evolving. Many of these risks are described in more detail in this "Risk Factors" section. We may not successfully address any of these risks. If we do not successfully address these risks, our business could be seriously harmed.

     THE MARKET FOR OUR SOLUTIONS IS AT AN EARLY STAGE AND OUR SOLUTIONS WERE ONLY RECENTLY INTRODUCED AND MAY NOT ACHIEVE MARKET ACCEPTANCE. IF OUR SOLUTIONS ARE NOT ADOPTED BY MARKET PARTICIPANTS, OUR REVENUE GROWTH WILL SUFFER.

     The market for B2B e-commerce solutions is at an early stage of development, and, even if B2B e-commerce gains widespread acceptance, our content creation and management solutions may not be adopted by companies as part of their B2B e-commerce solutions. We began shipping our BugsEye product in 1998 and our eMerge product in 1999. If our solutions do not achieve broad market acceptance in the relatively near future, our ability to become profitable will be jeopardized. Whether our solutions achieve broad market acceptance depends on a number of factors, including:

      -- potential customers understanding the value of our content creation, management and finding solutions;

      -- our ability to ensure that buyers, suppliers and e-marketplaces are satisfied with the quality of the content we create;

      -- our ability to expand our content creation capacity to meet current and anticipated demand globally;

      -- our success in enhancing the features and services of our content finding and management solutions; and

      -- our ability to expand our resources to support planned growth of our customer base.

     WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT. WE EXPECT TO INCUR LOSSES IN THE FUTURE AND MAY NEVER BE PROFITABLE.

     We incurred net losses of $5.0 million in 1997, $5.9 million in 1998, $11.7 million in 1999 and $8.7 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of approximately $34.6 million. We expect to continue to incur net losses for the foreseeable future and we may never be profitable. Although our revenue has grown in recent quarters, we may not be able to sustain this growth rate or our revenue could decline. Over the longer term, we expect to derive a portion of our revenue from transaction fees, which are based on an unproven business model. Moreover, we expect to incur significant selling, marketing, research and development, and general and administrative expenses. In addition, we expect to incur substantial non-cash costs relating to the amortization of deferred compensation, which will further adversely affect our results of operations. As of June 30, 2000, we had an aggregate of $18.5 million of deferred compensation remaining to be amortized over the next seven years.

     WE DERIVE OUR REVENUE FROM A RELATIVELY SMALL NUMBER OF CUSTOMERS. LOSING A SIGNIFICANT CUSTOMER WOULD SUBSTANTIALLY DIMINISH OUR REVENUE.

     In 1999, three customers accounted for 80% of our revenue, each of which accounted for more than 10% of our revenue. In the six months ended June 30, 2000, one customer, SAP AG, accounted for 66% of our revenue. We may continue to derive a significant portion of our revenue from a relatively small number of customers in the foreseeable future. If we were to lose all or a portion of the revenue from one or more significant customers for any reason, our results of operations and anticipated revenue could materially suffer.

     IF WE CANNOT ACCURATELY CONVERT SUPPLIER PRODUCT DATA IN A TIMELY MANNER, WE MAY LOSE SALES AND CUSTOMERS.

     As a core part of our business, we convert, categorize and load supplier product and service information into a database for use by our customers. The information we create and provide to our customers and other users of our solutions may not be accurate, complete or current. The accuracy and timeliness of our conversion and categorization process depends upon a number of factors, some of which are not within our control. These factors include whether suppliers provide in a timely manner accurate, complete and current information about their products and services, whether they promptly update this information and whether the format of the information provided to us by suppliers is clean and easy to convert. We have in the past experienced significant delays and may in the future experience delays in delivery of converted content to our customers. In addition, we have discovered errors in the content we have created and we may make errors in the future. We have experienced delays in delivering content to our customers as a result of correcting errors, which has caused customer frustration and the delay of recognizing revenue. Problems with the quality or timeliness of product data could result in decreased adoption and use of our solutions. If these problems continue to occur or recur, we may lose sales and our business reputation could be damaged.

     OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES MARKET ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY, CAUSING LOSSES TO INVESTORS.

     Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Many e-commerce companies have experienced significant quarter-to-quarter fluctuations in their operating results. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. Our operating results may fall below the expectations of securities market analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely cause the market price of our common stock to fluctuate significantly or decline.

     We do not record revenue resulting from our content creation services until we create and deliver the electronic catalog to our customers. We have in the past experienced, and may in the future experience, delays in delivering electronic catalogs to our customers, resulting in missed deadlines imposed on us by our customers. If these delays cause us to deliver our electronic catalog in a later quarter than originally expected, we will realize less revenue than anticipated for the quarter in which delivery was expected. In addition, we may lose future business from our customers if we fail to meet these deadlines for delivering electronic catalogs.

     Because we plan to increase our expense levels in the near term, based in part on expectations of future revenue, any decline in our revenue to a level that is below expectations for any particular quarter would have an adverse impact on our results of operations for that quarter. Furthermore, our quarterly revenue may be affected significantly by changes in revenue recognition and other accounting policies and procedures. These policies and procedures may evolve or change over time based on new accounting standards and how new and existing standards are interpreted.

     Other factors that could cause our quarterly operating results to fluctuate include:

      --   changes in demand for our e-commerce solutions;

      -- actions taken by our competitors, including new product introductions and enhancements;

      -- our ability to expand our operations to support large numbers of customers and transactions;

      -- our ability to develop, introduce and market new products and services and enhancements to our existing products and services on a timely basis;

      --   changes in our pricing policies or those of our competitors;

      -- our ability to expand our selling and marketing operations, including hiring additional sales personnel;

      -- our success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including ESVs, systems integrators and others;

      --   technological changes in our markets;

      --   customer budget cycles and changes in these budget cycles; and

      -- general economic factors that affect our target customers' purchasing decisions.

     THE PROCESS FOR LARGE COMPANIES OF DECIDING TO PURCHASE AND THEN IMPLEMENTING ELECTRONIC PROCUREMENT SOLUTIONS IS COMPLEX, TIME CONSUMING AND EXPENSIVE, WHICH CAUSES US TO FREQUENTLY EXPERIENCE LONG SALES AND IMPLEMENTATION CYCLES AND COULD CAUSE DELAYS IN OUR ABILITY TO RECOGNIZE REVENUE.

     The process for large companies of deciding to purchase and then implementing electronic procurement solutions is complex, time consuming and expensive. In many cases, the decision involves changing current procurement practices from using numerous printed catalogs or static, single-supplier electronic catalogs to relying on one dynamic, multi-supplier electronic catalog. In addition, companies often consider a wide range of other issues before committing to purchase our solutions, including anticipated product benefits, ease of installation, ability to work with existing computer systems, functionality and reliability. The magnitude of these issues makes it more difficult for our potential customers to decide to implement our solutions. Furthermore, many of our potential customers may be addressing these issues for the first time. As a result, we often devote significant time and resources to educate potential customers on the use and benefits of our solutions. In addition, the purchase of our solutions is often discretionary and generally involves a significant commitment of capital and other resources by a customer and may require approval at a number of management levels within the customer organization. It frequently takes many months for us to complete a sale and these long sales cycles may have an adverse impact on the timing of our revenue. In addition, if our customers experience delays in implementing their procurement applications, implementation of our related solutions could be delayed. As a result of these factors, our recognition of revenue could be delayed, and our operating results could be adversely affected.

     THE B2B E-COMMERCE INDUSTRY HAS LOW BARRIERS TO ENTRY AND WE FACE INTENSE COMPETITION FROM MANY INDUSTRY PARTICIPANTS.

     The B2B e-commerce market is new and rapidly evolving, and the electronic cataloging and content management segment is receiving increased attention from various market participants. We expect competition to intensify in the future. Increased competition is likely to result in price erosion, reduced gross margins and loss of market share, any one of which could seriously harm our results of operations and financial condition. Our competitors vary in size and in the scope and breadth of the products and services they offer. We primarily compete with respect to different aspects of our solutions with providers of search engine technologies, content conversion and content management providers, content aggregators, ESVs and others. Our current and future customers could decide to develop competitive solutions and services. In addition, because there are relatively low barriers to entry in our market, we expect additional competition from other established and emerging companies.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. We have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships to increase the ability of their solutions to address their customers' content creation and management needs. Accordingly, new competitors or alliances among existing competitors may
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

emerge and acquire significant market share. We also expect that competition will increase as a result of industry consolidation. If we are unable to compete effectively, we may not be able to generate meaningful revenue or continue our operations.

     OUR GROWTH STRATEGY DEPENDS IN LARGE PART ON OUR ABILITY TO SUCCESSFULLY MAINTAIN RELATIONSHIPS WITH OUR CURRENT AND POTENTIAL STRATEGIC PARTNERS AND ON THEIR ABILITY TO TIMELY DEVELOP AND IMPLEMENT SUCCESSFUL APPLICATIONS IN WHICH OUR SOLUTIONS ARE EMBEDDED, AND, IN SOME CASES, TO PROVIDE SUPPORT TO OUR CUSTOMERS.

     We have developed strategic relationships with American Management Systems, Inc., Corio, Inc., ICG Commerce, Inc., Infobank International Holdings plc, Oracle Corporation, Remedy Corporation and SAP AG, each of which has licensed our products and integrates or intends to integrate our technology with their e-commerce procurement applications. In many cases, we have entered into these relationships only recently, and have not been operating under these agreements for a sufficient period of time to determine their impact on our results of operations. Our revenue growth depends in part on the success of these relationships, expanding the scope of these relationships and forming relationships with additional strategic partners, including ESVs, key software component providers and B2B infrastructure providers. We also depend on some of our strategic partners to provide customer support to users of BugsEye. If the support provided by these strategic partners is not adequate, or if our BugsEye customers are dissatisfied with the quality of the support they receive, our relationship with these customers could be harmed, we may lose sales and our reputation could be harmed. In addition, our strategy depends on our strategic partners' ability to develop successful applications in which our solutions are embedded, deliver them to market and implement them in a timely manner. If they do not do so, or if we are not able to maintain good relationships with our existing strategic partners or attract new strategic partners, our ability to execute our growth strategy will be jeopardized.

     WE MUST INTRODUCE NEW PRODUCTS AND SERVICES OR NEW VERSIONS OF OUR EXISTING SOLUTIONS IN A TIMELY MANNER, WITH FEATURES AND FUNCTIONALITY THAT ARE DESIRED BY OUR CURRENT AND POTENTIAL CUSTOMERS, IN ORDER TO INCREASE OUR REVENUE OVER AN EXTENDED TIME PERIOD.

     The features and functionality that we currently offer in our solutions, or those that we may offer in the future, may not satisfy the requirements or preferences of our current or potential customers or keep pace with technological developments and emerging industry standards. We have obtained feedback regarding the usefulness of our solutions from a relatively small number of customers and this feedback may not be representative of market demand. If we are unable to develop new solutions or enhancements to our existing solutions in a timely and cost-effective manner, or if new solutions or enhancements to our existing solutions do not achieve market acceptance, we may not be able to sustain or accelerate our revenue growth or achieve and maintain profitability. The life cycles of our solutions are difficult to predict because the market for our solutions is new and emerging and characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction by others of products or capabilities employing new technologies or emerging industry standards could render our existing solutions obsolete and unmarketable or shorten the life cycles of our existing solutions.

     In the past, we have experienced delays in commercially releasing new versions of our solutions. If commercial shipment of new releases of existing solutions or of new solutions is delayed, we could experience customer frustration and a delay or loss of revenue. Additionally, customers may delay purchases of current versions of our solutions in anticipation of future releases. If customers defer material purchase orders of our solutions in anticipation of new releases, revenue may not be realized when expected, which could negatively affect our operating results.

     OUR SOLUTIONS MAY CONTAIN ERRORS OR DEFECTS, WHICH COULD RESULT IN A DELAY OR DECLINE IN MARKET ACCEPTANCE OF OUR SOLUTIONS.

     Our content creation and management solutions are complex and, accordingly, may contain undetected errors or defects when first introduced or as new versions are released, which may result in a delay or decline in market acceptance of our solutions. We have in the past discovered errors and defects in new releases of our
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

existing solutions and in new solutions after their introduction. These errors and defects have resulted in delayed revenue and customer frustration while we were correcting them. We may in the future discover errors or defects in our current solutions, new releases of current solutions or in new solutions. Even if we correct errors or defects, our ESV strategic partners may not upgrade to corrected versions of our solutions in a timely manner. In this case, they would be shipping older versions of our solutions that do not contain corrections to errors or defects.

     WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND THIRD-PARTY LIABILITY CLAIMS RELATED TO PRODUCTS AND SERVICES PURCHASED THROUGH AN E-MARKETPLACE USING OUR SOLUTIONS, WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND.

     A product liability claim or third-party liability claim brought against us based on design or manufacturing defects of products purchased through an e-marketplace using our solutions, even if not successful, would likely be time-consuming and costly for us to defend. Although our customer licensing agreements contain provisions designed to limit our exposure to these types of claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. In this event, we may not avoid civil or criminal liability for problems related to the products and services sold through our electronic catalogs.

     The law relating to the liability of providers of electronic catalogs for errors, defects or performance problems with respect to products and services listed in those catalogs is unclear and unsettled. If we become subject to liability due to these types of errors, defects or performance problems, we may be required to discontinue certain product or service offerings or take precautions to ensure that certain products or services are not available through our electronic catalogs, either of which could result in reduced sales by us and loss of revenue.

     WE MAY FAIL TO IDENTIFY OR COMPLETE STRATEGIC ACQUISITIONS ON FAVORABLE TERMS, IF AT ALL.

     We may seek to acquire additional businesses, products or technologies in order to further develop and expand our business. We have limited acquisition experience, having completed only one acquisition to date. Our ability to complete any additional acquisitions also could be hampered by our inability to identify potential acquisition candidates, negotiate acceptable acquisition agreements and, if necessary, obtain financing. We may not be able to acquire desired targets on favorable terms, if at all.

     If we consummate one or more significant acquisitions in which the consideration consists of stock or other equity-related securities, your investment could be significantly diluted. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. If acquisition financing is necessary, we may not be able to obtain it on favorable terms, or at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with any future acquisitions, which would diminish our ability to become profitable.

     WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE ACQUISITIONS, WHICH COULD THREATEN OUR FUTURE GROWTH.

     Integrating an acquired business could cause significant diversions of management time and resources. We may not successfully assimilate the operations, technologies, products and personnel of the acquired companies. We also risk impairing relationships with the employees, customers and suppliers of the acquired business. In addition, acquisitions may involve entering markets in which we have limited or no direct prior experience. Any of these factors could disrupt our ongoing business and increase our expenses.

     OUR SUCCESS DEPENDS ON RETAINING OUR CURRENT KEY PERSONNEL, WHO MAY LEAVE US AT ANY TIME.

     Our future performance depends on the continued service of our senior management including, in particular, Barbara Mowry, our Chairman of the Board and Chief Executive Officer, Louis Faust, III, our President and Chief Operating Officer, Kathleen Cunningham, our Chief Financial Officer, Treasurer and Assistant Corporate Secretary, Christopher Beall, our Chief Strategy and Corporate Development Officer, and Michael Neal, our Chief Technology Officer. None of our key personnel is bound by an employment agreement, and they may leave

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

us at any time. We do not carry key person life insurance. If we lose the services of one or more of our key personnel, it could be costly and time-consuming to replace them and our results of operations could suffer.

     OUR SUCCESS DEPENDS ON OUR ABILITY TO HIRE AND RETAIN ADDITIONAL HIGHLY SKILLED PERSONNEL.

     Our future success depends on our continuing ability to attract, hire and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. We particularly need to hire additional personnel to increase our sales, marketing, product development and content creation organizations. In addition, new employees frequently require extensive training before they achieve desired levels of productivity, which is costly and time-consuming to provide. Competition for qualified skilled personnel is intense, and we may fail to retain our skilled employees or to hire or retain other highly qualified personnel, which could harm our ability to maintain or increase our market share and grow our business.

     IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY, WHICH WOULD IMPAIR OUR COMPETITIVENESS. IN ADDITION, THE COST OF ENFORCING AND DEFENDING OUR PROPRIETARY RIGHTS AND OF OBTAINING ANY NECESSARY LICENSES FROM THIRD PARTIES MAY BE EXPENSIVE AND RESULT IN SIGNIFICANT LOSSES.

     We depend on our ability to develop and maintain the proprietary aspects of our technology, including RUS. We license rather than sell BugsEye and eMerge, and require our customers to enter into licensing agreements that impose restrictions on their ability to utilize these products. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under patent, trademark, trade secret and copyright laws, which may afford only limited protection. None of our proprietary rights relating to our BugsEye, eMerge and other solutions may be viable or of value in the future because the validity, enforceability and type of protection of proprietary rights in Internet-related and software industries is uncertain and still evolving.

     We have one issued patent and five existing patent applications. Our patent applications may not result in issued patents. Our current and future patents, if any, may be successfully challenged or may not provide us with any competitive advantages.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult and expensive, and, while we are unable to determine the extent to which piracy of our technology exists, piracy can be expected to be a persistent problem. In addition, the laws of some other countries do not protect our proprietary rights to the same extent as do the laws of the United States. As we expand globally, our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our solutions or design around patents issued to us or our other intellectual property, which could result in increased competition in our market and shorten the life cycle of our current or future solutions.

     There has been a substantial amount of litigation in the Internet and software industry regarding intellectual property rights. In the future, third parties may claim that we or our current or potential future solutions infringe upon their intellectual property rights. We expect that product developers and providers of e-commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any infringement claims brought against us, with or without merit, could be time consuming to defend, result in costly litigation, damage our reputation, cause product shipment delays or require us to enter into royalty or licensing agreements to continue using the intellectual property at issue. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could jeopardize our business.

     In addition, we may in the future need to license or otherwise obtain access to intellectual property of third parties in order to compete successfully. Our inability to license or otherwise obtain access to required intellectual property of third parties on reasonable terms or at all may result in our solutions becoming obsolete, resulting in decreased sales, which could jeopardize our business.
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

     IF WE FAIL TO MANAGE OUR CURRENT AND ANTICIPATED FUTURE GROWTH AND EXPANSION, OUR BUSINESS COULD SUFFER.

     If we fail to effectively manage our current and anticipated future growth and expansion, our business could be seriously harmed. During 2000, we have hired 350 employees, increasing our total headcount to 499 as of August 25, 2000, and we plan to hire a significant number of employees in the future. We also plan to expand the geographic scope of our customer base and operations. We must effectively execute our operational and administrative procedures and control processes, and be able to recruit, hire and retain qualified employees, to manage this anticipated growth of our operations. This anticipated expansion is expected to place a significant strain on our managerial, operational and financial resources. Our management may be required to divert a disproportionate amount of its attention away from day-to-day activities and to devote a substantial amount of time to managing this anticipated expansion.

     FACTORS RELATED TO INTERNATIONAL EXPANSION COULD IMPAIR OUR BUSINESS.

     To be successful, we believe we must continue to expand our international operations and hire additional international personnel. In particular, we expect to commit significant resources to expand our international sales and marketing activities. If we are unable to successfully expand internationally, our business could suffer. Our ability to successfully expand internationally depends on a number of factors, including:

      --   difficulties in managing and staffing international operations;

      --   currency exchange rate fluctuations;

      -- difficulties managing linguistic and cultural differences, character sets and dialects, including the creation of content in another country's native language;

      --   unexpected changes in regulatory requirements in other countries;

      --   uncertain protection of intellectual property in other countries;

      --   tariffs, export controls and other trade barriers;

      -- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

      -- potentially adverse tax consequences, including restrictions on the repatriation of earnings;

      -- the burdens of complying with a wide variety of, and potentially inconsistent, laws in other countries; and

      --   political instability.

     OUR PRIMARY DEPENDENCE UPON A SINGLE LOCATION FOR PROVISION OF CONTENT CREATION SERVICES MAKES US SUSCEPTIBLE TO DISRUPTION OF THESE SERVICES.

     Our primary content creation facility is located in Toronto, Canada. At this time, we do not have a sufficient alternate facility to our facility located in Toronto for the processing of content. Any disruption to that facility resulting from a natural disaster or work stoppage or other event could result in an interruption of our content creation services which could impair customer service and satisfaction.

     SYSTEM FAILURE MAY CAUSE INTERRUPTION OF OUR SERVICES, WHICH MIGHT MAKE IT DIFFICULT OR IMPOSSIBLE FOR US TO PROVIDE UNINTERRUPTED SERVICE TO OUR CUSTOMERS.

     The performance of our server and networking hardware and software infrastructure is critical to our ability to store and manage content for those customers for which we provide hosting services. Currently, our core infrastructure and systems, including those necessary to deliver our products and services to our customers, are located at one site in Denver, Colorado. We currently do not have a disaster recovery plan in effect and do not have fully redundant systems for our data and services at an alternate site. Any disruption to this infrastructure resulting from a natural disaster or other event could result in an interruption in our services, fewer transactions for those customers to whom we provide hosting services and, if sustained or repeated, could impair our reputation and the attractiveness of our services.
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

RISKS RELATED TO THE INTERNET INDUSTRY

     OUR GROWTH DEPENDS IN PART ON THE INCREASING USE OF THE INTERNET AND ON THE GROWTH OF E-COMMERCE. IF THE USE OF THE INTERNET AND E-COMMERCE DO NOT GROW AS ANTICIPATED, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE HARMED.

     Our growth depends in part on the increased acceptance and use of the Internet as a medium of commerce. Rapid growth in the acceptance and use of the Internet is relatively recent. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce, which could result in a decline in the use of our solutions. Demand and market acceptance for recently introduced solutions over the Internet are subject to a high level of uncertainty. If the Internet does not gain widespread acceptance as a medium of commerce, our ability to sustain or accelerate revenue growth may be harmed.

     FAILURE OF THE INTERNET INFRASTRUCTURE TO EXPAND COULD LIMIT OUR FUTURE GROWTH.

     The recent growth in Internet traffic has caused frequent periods of decreased performance, and, if Internet usage continues to grow rapidly, its infrastructure may not be able to support the growing demand and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, overall Internet usage, including use of our solutions, could grow more slowly than expected or decline. Our ability to increase the speed and scope of our solutions is ultimately limited by, and depends upon, the speed and reliability of both the Internet and our customers' internal networks. Consequently, the emergence and growth of the market for our solutions depends upon improvements being made throughout the Internet as well as to our individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of our customers to utilize our solutions will be hindered, and we may be unable to increase our revenue or achieve or sustain profitability.

     SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR CONDUCTING E-COMMERCE, WHICH COULD DELAY OR PREVENT BROAD MARKET ACCEPTANCE OF OUR SOLUTIONS.

     A significant barrier to the widespread acceptance of B2B e-commerce is the secure transmission of confidential information from many sources over the Internet, which is a public network. In the past, computer viruses that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt such systems or make them inaccessible to customers or suppliers. In addition, unauthorized persons could circumvent our security measures and misappropriate proprietary information or cause interruptions in our services or operations. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of network security systems. Well-publicized compromises or breaches of security systems could have the effect of substantially reducing the use of the Internet for commerce and communications, which would delay or prevent broad market acceptance of our solutions. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Since some of our activities involve the storage and transmission of proprietary information, security breaches could expose us to litigation and possible liability, which could be expensive and time-consuming to defend against and harm our reputation regardless of the outcome.

     AN INCREASE IN GOVERNMENT REGULATION OR TAXATION COULD LIMIT THE MARKET FOR, OR IMPOSE SALES OR OTHER TAXES ON, PRODUCTS AND SERVICES PURCHASED USING OUR SOLUTIONS.

     As Internet commerce evolves, federal, state or foreign agencies may adopt regulations covering issues such as user privacy and the pricing, content and quality of products and services sold over the Internet. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce generally and reduce the need for our solutions, limiting our growth. Legislation could impede the growth in Internet usage and decrease its acceptance as a communications and commercial medium. In addition, legislation could be passed resulting in the additional taxation of Internet-based transactions, which could

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

discourage the use of the Internet and of our solutions. If enacted, these laws, rules or regulations could limit the market for our solutions, making it more difficult for us to maintain revenue growth and threaten our ability to achieve and maintain profitability.

RISKS RELATED TO THIS OFFERING

     IN THE FUTURE WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

     We expect that the net proceeds from the sale of common stock in this offering, together with our existing working capital immediately prior to this offering, will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next 12 months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or anticipated or unanticipated requirements.

     OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS PURCHASING SHARES IN THIS OFFERING.

     Prior to this offering, our common stock could not be bought or sold publicly and an active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors, and the market price of our common stock after the offering may vary from the initial public offering price. Consequently, you may be unable to sell your shares of common stock at or above the initial public offering price. The volatility of the market prices of the stock of software and Internet-based companies is often not related to the operating performance of these companies. The market price of our common stock may fluctuate significantly in response to several factors, including the following, some of which are beyond our control:

      --   variations in our quarterly operating results;

      -- changes in securities market analysts' estimates of our financial performance;

      --   the number of freely tradable shares of our common stock;

      --   changes in market valuations of similar companies;

      -- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

      -- the loss of a major customer or failure to complete an anticipated significant transaction; and

      --   departures of key personnel.

     WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may in the future be the target of similar litigation. Securities litigation could harm our reputation, result in substantial costs and divert our management's attention and resources, regardless of the merits or outcome of the case.

     FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS COULD AFFECT OUR STOCK
     PRICE.

     If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall, potentially resulting in substantial losses to investors. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem
appropriate. Based on shares outstanding as of             , 2000, upon
completion of this offering we will have outstanding        shares of common
stock, assuming no exercise of options after             , 2000, the conversion
of all shares of outstanding preferred stock into common stock

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

and the exercise of all outstanding warrants to purchase our common stock or
preferred stock. Holders of approximately            shares are subject to
agreements with the underwriters that restrict their ability to sell or transfer their stock for 180 days from the date of this prospectus. Morgan Stanley & Co. Incorporated, on behalf of the underwriters, may waive the restrictions on transfer in these agreements during this period. When determining whether or not to release stockholders from these agreements, Morgan Stanley & Co. Incorporated may consider, among other factors, the number of shares proposed to be released or for which the release is being requested, a stockholder's reasons for requesting the release and any potential impact the release of the shares would have on the public market and the trading price of our common stock. After these
agreements expire, approximately            shares will be eligible for sale in
the public market assuming no exercise of stock options after             ,
2000.

     PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE, SUBSTANTIAL DILUTION.

     We expect that the initial public offering price of our common stock will be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In the past, we have issued options and warrants to purchase our common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

     WE HAVE ADOPTED ANTITAKEOVER PROVISIONS THAT COULD MAKE IT MORE DIFFICULT TO ACQUIRE US.

     Our certificate of incorporation contains provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our board of directors has approved amendments to our certificate of incorporation and bylaws, which, subject to stockholder approval, may delay or prevent a third party from acquiring us even if this change of control would benefit our stockholders.

     OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS OFFERING.

     Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. Our management may not apply these funds effectively, and the net proceeds from this offering may not be invested to yield a favorable return, which would have an adverse affect on our financial condition.

     OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS CONTROL US AND COULD LIMIT THE ABILITY OF OUR OTHER STOCKHOLDERS TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER TRANSACTIONS SUBMITTED FOR A VOTE OF OUR STOCKHOLDERS.

     Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately
  % of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring us.

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

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by words such as "may," "will," "might," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "could," "should," "continue" and similar expressions, including the singular or plural forms of these expressions. You should read statements that contain these words carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements.

     Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events the trading price of our common stock could decline and you could lose all or part of your investment.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of $       million from the
sale of the        shares of common stock in this offering, at an assumed
initial public offering price of $       per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we
estimate that our net proceeds will be $       million.

     We intend to use the net proceeds of the offering primarily for general corporate purposes, including working capital and capital expenditures. We may, if appropriate opportunities arise, use an undetermined portion of the net proceeds to acquire or invest in complementary companies, products or technologies. We do not currently have any agreements or commitments with respect to any acquisition or investment. Pending these uses, the net proceeds of the offering will be invested in short-term, investment grade, interest-bearing investments or accounts.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock or our preferred stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain any future earnings to develop and expand our business. We also may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends on our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

      --   on an actual basis;

      -- on a pro forma basis to reflect the automatic conversion of all of the outstanding shares of our preferred stock into 17,265,196 shares of common stock upon the completion of this offering; and

      -- on a pro forma as adjusted basis to give effect to the receipt of the estimated net proceeds from our sale of common stock in this offering
           at an assumed initial public offering price of $     per share and
           after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes to the consolidated financial statements included elsewhere in this prospectus.

                                                                     AS OF JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                     AND PER SHARE DATA)
Stockholders' equity:
  Convertible preferred stock, $.001 par value per share
     Series A, 506,130 shares authorized, 506,130 shares
       issued and outstanding actual, no shares issued and
       outstanding pro forma and pro forma as adjusted......  $    271   $     --      $
     Series B, 4,698,803 shares authorized, 4,678,176 shares
       issued and outstanding actual, no shares issued and
       outstanding pro forma and pro forma as adjusted......     5,645         --
     Series C, 4,432,176 shares authorized, 4,419,129 shares
       issued and outstanding actual, no shares issued and
       outstanding pro forma and pro forma as adjusted......     6,776         --
     Series D, 3,250,001 shares authorized, 3,249,998 shares
       issued and outstanding actual, no shares issued and
       outstanding pro forma and pro forma as adjusted......     7,085         --
     Series E, 4,786,766 shares authorized, 4,411,763 shares
       issued and outstanding actual, no shares issued and
       outstanding pro forma and pro forma as adjusted......    24,968         --
  Common stock, $.001 par value per share, 30,000,000 shares authorized actual, 100,000,000 shares authorized pro
     forma and pro forma as adjusted, 5,416,077 shares
     issued and 5,371,077 shares outstanding actual,
     22,681,273 shares issued and 22,636,273 shares
     outstanding pro forma,           shares issued and
               shares outstanding pro forma as adjusted.....         5         22
  Additional paid-in capital................................     4,111     48,839
  Treasury stock............................................      (255)      (255)
  Options and warrants......................................    20,749     20,749
  Deferred stock-based compensation.........................   (18,482)   (18,482)
  Accumulated deficit.......................................   (34,590)   (34,590)
  Accumulated other comprehensive income....................        99         99
                                                              --------   --------      -------
     Total stockholders' equity.............................    16,382     16,382
                                                              --------   --------      -------
       Total capitalization.................................  $ 16,382   $ 16,382      $
                                                              ========   ========      =======

     This table excludes the following:

      -- 37,419 shares of common stock issuable directly or indirectly upon exercise of outstanding warrants as of June 30, 2000, at a weighted average exercise price of $1.43 per share; and

      -- 5,895,000 shares of common stock reserved for issuance under our incentive plans, of which 3,570,369 shares at a weighted average exercise price of $2.06 per share were subject to outstanding options as of June 30, 2000.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000, was $15.9 million, or approximately $.70 per share. Pro forma net tangible book value is defined as total assets minus the sum of liabilities and intangible assets. Pro forma net tangible book value per share is defined as pro forma net tangible book value divided by the total number of shares outstanding, assuming conversion of all outstanding shares of preferred stock into common stock. After giving effect to our sale of the shares offered hereby at an assumed initial
public offering price of $       per share, and after deducting estimated
underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2000, would have
been $       million, or $       per share. The following table illustrates the
pro forma increase in net tangible book value of $       per share and the
dilution, which is the difference between the offering price per share and pro forma net tangible book value per share, to new investors:

Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share as of June 30,
     2000...................................................  $   .70
  Increase per share attributable to new investors..........
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                        -------
Dilution per share to new investors in this offering........            $
                                                                        =======

     The following table summarizes, on a pro forma basis as of June 30, 2000, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                           SHARES PURCHASED      TOTAL CONSIDERATION
                                         --------------------   ---------------------   AVERAGE PRICE
                                           NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                         ----------   -------   -----------   -------   -------------
Existing stockholders..................  22,636,273        %    $45,269,000        %        $2.00
New investors..........................
                                         ----------     ---     -----------     ---
          Total........................                 100%    $               100%
                                         ==========     ===     ===========     ===

     In the discussion and tables above, we assume no exercise of any stock options or warrants to purchase our common stock. As of June 30, 2000, there were outstanding options to purchase a total of 3,570,369 shares of common stock at a weighted average exercise price of $2.06 per share. In addition, there were outstanding warrants to purchase a total of 37,419 shares of common stock. To the extent that holders of these options and warrants exercise their outstanding options and warrants, new investors will be further diluted.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the selected consolidated financial data as of December 31, 1998 and 1999, and for the years ended December 31, 1997, 1998 and 1999, from the audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Arthur Andersen LLP, independent public accountants. We derived the selected financial data as of December 31, 1995, 1996 and 1997, and for the years ended December 31, 1995 and 1996, from unaudited financial statements that are not included in this prospectus. The selected financial data as of June 30, 2000, and for the six months ended June 30, 1999 and 2000, is derived from unaudited financial statements included elsewhere in this prospectus. The selected financial data as of June 30, 1999, is derived from unaudited financial statements that are not included in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for the fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2000, are not necessarily indicative of the results we will experience for the entire year. Historical results are not necessarily indicative of the results to be expected in the future. Please see Note 2 in the notes to our consolidated financial statements for the method of computing pro forma basic and diluted net loss per share.

                                                                                         SIX MONTHS
                                                YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                     ----------------------------------------------   -----------------
                                     1995     1996      1997      1998       1999      1999      2000
                                     -----   -------   -------   -------   --------   -------   -------
                                       (UNAUDITED)                                       (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue............................  $  93   $    40   $   217   $ 1,387   $  7,299   $ 2,558   $14,186
Operating expenses.................    568     2,468     5,346     7,520     19,465     5,938    23,194
                                     -----   -------   -------   -------   --------   -------   -------
Loss from operations...............   (475)   (2,428)   (5,129)   (6,133)   (12,166)   (3,380)   (9,008)
Net loss...........................  $(503)  $(2,390)  $(5,028)  $(5,909)  $(11,691)  $(3,306)  $(8,695)
                                     =====   =======   =======   =======   ========   =======   =======
Net loss per share, basic and
  diluted..........................  $(.30)  $  (.88)  $ (1.98)  $ (2.06)  $  (3.01)  $  (.97)  $ (1.70)
                                     =====   =======   =======   =======   ========   =======   =======
Weighted averaged common shares
  outstanding, basic and diluted...  1,687     2,701     2,543     2,873      3,882     3,398     5,103
Pro forma (unaudited):
  Net loss per share, basic and
     diluted.......................                                        $   (.66)  $  (.21)  $  (.39)
                                                                           ========   =======   =======
  Weighted average common shares
     outstanding, basic and
     diluted.......................                                          17,831    16,029    22,169

                                                 AS OF DECEMBER 31,                  AS OF JUNE 30,
                                    ---------------------------------------------   -----------------
                                     1995      1996      1997     1998     1999      1999      2000
                                    -------   -------   ------   ------   -------   -------   -------
                                           (UNAUDITED)                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........  $     2   $ 1,027   $4,422   $6,662   $22,541   $ 4,495   $19,247
Working capital...................     (416)      767    3,903    5,480    20,707     1,232     8,951
Total assets......................       22     1,331    5,296    8,852    29,309    10,471    32,576
Total liabilities.................      421       410      934    2,701     6,316     7,245    16,194
Total stockholders' equity........     (399)      921    4,362    6,151    22,993     3,226    16,382

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We were founded in November 1993 with a strategy to develop a procurement application and associated content services. In February 1998, we significantly altered our strategy to provide comprehensive solutions to create, manage and find product and service information in electronic catalogs. Our suite of software products and catalog services enables suppliers and e-marketplaces to create and dynamically manage information on a wide range of products and services, and allows buyers to quickly and easily find information on the products and services they wish to buy. We have formed strategic partnerships with ESVs to offer a seamless electronic procurement solution to their customers by integrating our electronic catalog products into their solutions. We sell to buyers, suppliers and e-marketplaces through a direct sales force in North America and Europe and indirectly through our strategic partners.

     In April 1998, we acquired Antaeus Systems, Inc., a content creation services company headquartered in Toronto, Canada. Antaeus had developed a product called Heritage, which employed technology to extract data from engineering drawings into manufacturing parts databases. Antaeus had seven customers, some of which remain our customers, including The Boeing Company and Ingersoll-Rand Company. Our content creation services have been available to buyers, suppliers and e-marketplaces since the acquisition of Antaeus.

     We began developing our BugsEye finding technology in late 1997 and began to license it in the fourth quarter of 1998 to large ESVs, such as Oracle and SAP, and to suppliers, such as W.W. Grainger, Inc. These ESVs incorporate BugsEye into their procurement applications for which they pay us some combination of license, maintenance and royalty fees. Suppliers use BugsEye to allow their customers to find product information in electronic catalogs over the Internet, for which they pay us some combination of license, maintenance and transaction fees.

     Our content management offerings include eMerge, first released in the third quarter of 1999, the use of RUS and the management of unified catalogs. Our content management customers often are referred to us by our ESV partners. In addition, we create content and manage content repositories for e-marketplaces, for which they pay us content creation fees and recurring content management fees. Some of these arrangements also include transaction fee revenue and, in some cases, we may receive an equity interest in our e-marketplace customers.

     REVENUE

     Through June 30, 2000, our revenue principally has been derived from:

      --   content management products and services;

      --   content creation services;

      --   royalties from and licenses of our BugsEye technology; and

      -- engineering and consulting services, including implementation and training services.

     Content management revenue consists of fees from buyers, suppliers and e-marketplaces that have contracted with us to manage their electronic catalogs. We derive content management revenue from licensing eMerge and RUS and from managing our customers' unified catalogs. We generally charge for content management on a fixed annual fee basis or based on the number of items in the catalog, the number of supplier catalogs the customer places into its unified catalog, and, in some cases, on the total number of users of the catalog. We also expect to derive content management revenue in the future from e-marketplaces through transaction-based fees. Revenue from content management and the related implementation is recognized ratably over the term of the contract.

     We also derive revenue from content creation services, which consist of converting electronic or paper-based product and service information into a unified electronic catalog in order to enable our customers' B2B e-commerce activities. We provide content creation services to buyers, suppliers and e-marketplaces. We generally charge for content creation services on a per catalog item basis. Content creation revenue is recognized when the content is delivered to the customer unless there is an acceptance period. If an acceptance period is present in the agreement, revenue is recognized upon the earlier to occur of customer acceptance or the expiration of the acceptance period.

     Our royalty and license fee revenue has been derived primarily from licensing BugsEye to our ESV partners for integration into their procurement applications. We account for our revenue from the licensing of software and performance of related services in compliance with Statement of Position, or SOP, 97-2, "Software Revenue Recognition." SOP 97-2 generally provides that revenue earned from software arrangements involving multiple elements should be allocated to each element based on the fair value of the elements. We generally bundle our license fees and subsequent maintenance and do not sell the various elements of our licensing agreements separately. In these situations, royalty and license fee revenue is deferred and recognized ratably over the term of the contract. In those circumstances in which we are able to unbundle the various elements of a software arrangement, software license fee revenue is recognized when the contract is signed, the software has been delivered, our fee is fixed and collectability is probable.

     We receive engineering fees for integrating BugsEye into an ESV's software, and we receive consulting fees associated with implementing content management products and services. These fees are deferred and recognized ratably over the term of the license or content management agreement. If engineering or consulting services are performed in conjunction with another revenue stream such as license fees or content management, the related revenue is deferred and recognized ratably over the same term as the license fee or content management term. If consulting services are separately purchased, these fees are recognized as the services are performed unless there is an acceptance period. If an acceptance period is present in the agreement, revenue is recognized upon the earlier to occur of customer acceptance or the expiration of the acceptance period.

     For all periods presented, we have adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition." SAB No. 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in financial statements.

     We believe our current revenue recognition policies and practices are consistent with the provisions of SAB No. 101 and SOP 97-2, as amended by SOP 98-4 and SOP 98-9, which were issued by the American Institute of Certified Public Accountants. Implementation guidelines for these standards, as well as potential new standards, could result in unanticipated changes to our current revenue recognition policies. These changes could affect the timing of our future revenue recognition and results of operations.

     OPERATING EXPENSES

     Our operating expenses are classified into five categories: cost of operations, selling and marketing, research and development, general and administrative and stock-based compensation. Each of these categories includes related salaries and commissions, employee benefits, bonuses, travel and entertainment costs, communications costs and third-party professional services fees. We allocate the total costs for overhead and facilities based on headcount to each of the functional areas that benefit from the overhead and facilities services. These allocated charges include facility costs, communication charges and depreciation expense for office furniture and equipment. Cost of operations also includes costs associated with our content creation facility in Toronto, as well as salaries and related expenses for our customer support, implementation and training service organizations. In addition, selling and marketing expenses include expenditures specific to the sales force and to the marketing group, such as commissions, public relations and advertising, trade shows and marketing collateral materials. To date, all research and software development costs have been expensed in the period incurred. General and administrative expenses include expenses related to executive staff, legal and accounting services, corporate finance, investor relations, facilities and human resource personnel.

     Stock-based compensation includes the amortization, over the vesting periods, of deferred compensation for stock options granted to employees with an exercise price lower than the deemed fair value of the common stock for accounting purposes on the date the options were granted. Stock-based compensation also includes expenses recognized for the issuance of equity instruments issued directly to employees and non-employees in consideration of services performed by non-employees, for employee severance costs, executive bonuses paid in stock and for the earn-out arrangements from our acquisition of Antaeus. In connection with granting stock options to our employees, we recorded deferred stock-based compensation, net of adjustments for terminated employees, totaling approximately $20.7 million as of June 30, 2000. This amount represents the difference between the exercise price and the deemed fair value of our common stock for accounting purposes on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized over the vesting period of the options on a straight-line basis. We recorded option-related stock-based compensation amortization expense of $0 in 1997, $74,000 in 1998, $765,000 in 1999 and $251,000 and $1.4 million for the six months ended June 30, 1999 and June 30, 2000, respectively. As of June 30, 2000, we had an aggregate of $18.5 million of deferred stock-based compensation remaining to be amortized. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through 2007.

     We have issued various equity instruments to employees and non-employees that have resulted in stock-based compensation in addition to that resulting from grants of options to employees. We recorded stock-based compensation of $19,000 in 1997, $126,000 in 1998, $2.8 million in 1999 and $75,000 and $464,000 for the six months ended June 30, 1999 and 2000, for stock issued in consideration of services performed by non-employees, for employee severance costs, executive bonuses paid in stock, and for compensation expense related to earn-out arrangements from our acquisition of Antaeus. Combined with the amortization of deferred compensation expenses from the grant of options for common stock to employees, these stock-based compensation expenses are classified as a separate component of operating expenses in our consolidated statements of operations.

     OTHER INCOME, NET

     Other income, net, is primarily derived from income earned on investments and interest expense. Cash balances during the period varied from $1.3 million in the second quarter of 1998 to a high of $26.0 million in the third quarter of 1999, after we completed a private placement of our preferred stock.

QUARTERLY RESULTS OF OPERATIONS

     Our limited operating history under our current business model makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties. Although we have experienced significant percentage growth in revenue in recent periods, we do not believe that prior growth rates are sustainable or indicative of future operating results.

     The following tables set forth consolidated statement of operations data for each of the ten quarters ended June 30, 2000, as well as the percentage of our total revenue represented by each item. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for the fair presentation of our financial position and results of operations for these periods. You should read this information in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                               THREE MONTHS ENDED
                                              -----------------------------------------------------
                                              MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                                1998       1998       1998        1998       1999
                                              --------   --------   ---------   --------   --------
                                                                 (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
 Content management fees....................  $    --    $    --     $    --    $    --    $    --
 Content creation fees......................       --        285         331        326        182
 Royalty and license fees...................       36         31          29        212        314
 Engineering and consulting fees............        4         --          28        105        285
                                              -------    -------     -------    -------    -------
       Total revenue........................       40        316         388        643        781
Operating expenses:
 Cost of operations.........................      612        608         678        417        545
 Selling and marketing......................      473        365         282        698        551
 Research and development...................      477        457         542        473        618
 General and administrative.................      231        292         373        342        504
 Stock-based compensation...................        2          1          17        180        160
                                              -------    -------     -------    -------    -------
       Total operating expenses.............    1,795      1,723       1,892      2,110      2,378
                                              -------    -------     -------    -------    -------
Loss from operations........................   (1,755)    (1,407)     (1,504)    (1,467)    (1,597)
Other income, net...........................       39         14          99         72         58
                                              -------    -------     -------    -------    -------
Net loss....................................  $(1,716)   $(1,393)    $(1,405)   $(1,395)   $(1,539)
                                              =======    =======     =======    =======    =======

                                                               THREE MONTHS ENDED
                                              -----------------------------------------------------
                                              JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                1999       1999        1999       2000       2000
                                              --------   ---------   --------   --------   --------
                                                                 (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
 Content management fees....................  $    --     $    --    $    81    $   223    $   642
 Content creation fees......................    1,064       1,235        869      1,009      2,139
 Royalty and license fees...................      294         928      1,171      4,859      4,883
 Engineering and consulting fees............      419         192        265         57        374
                                              -------     -------    -------    -------    -------
       Total revenue........................    1,777       2,355      2,386      6,148      8,038
Operating expenses:
 Cost of operations.........................    1,077       1,529      1,792      2,445      3,670
 Selling and marketing......................      913       1,324      2,196      3,378      6,246
 Research and development...................      658         788      1,104      1,074      1,163
 General and administrative.................      746         686        894      1,438      1,933
 Stock-based compensation...................      166         460      2,754        998        849
                                              -------     -------    -------    -------    -------
       Total operating expenses.............    3,560       4,787      8,740      9,333     13,861
                                              -------     -------    -------    -------    -------
Loss from operations........................   (1,783)     (2,432)    (6,354)    (3,185)    (5,823)
Other income, net...........................       16          82        319        254         59
                                              -------     -------    -------    -------    -------
Net loss....................................  $(1,767)    $(2,350)   $(6,035)   $(2,931)   $(5,764)
                                              =======     =======    =======    =======    =======

                                                   THREE MONTHS ENDED
                                  -----------------------------------------------------
                                  MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                    1998       1998       1998        1998       1999
                                  --------   --------   ---------   --------   --------
AS A PERCENTAGE OF TOTAL
 REVENUE:
Revenue:
 Content management fees........       --%       --%        --%         --%        --%
 Content creation fees..........       --        90         85          51         23
 Royalty and license fees.......       90        10          8          33         40
 Engineering and consulting
   fees.........................       10        --          7          16         37
                                   ------      ----       ----        ----       ----
       Total revenue............      100       100        100         100        100
Operating expenses:
 Cost of operations.............    1,530       192        175          65         70
 Selling and marketing..........    1,182       116         73         108         71
 Research and development.......    1,193       145        140          74         79
 General and administrative.....      578        92         96          53         64
 Stock-based compensation.......        5        --          4          28         20
                                   ------      ----       ----        ----       ----
       Total operating
         expenses...............    4,488       545        488         328        304
                                   ------      ----       ----        ----       ----
Loss from operations............   (4,388)     (445)      (388)       (228)      (204)
Other income, net...............       98         4         26          11          7
                                   ------      ----       ----        ----       ----
Net loss........................   (4,290)%    (441)%     (362)%      (217)%     (197)%
                                   ======      ====       ====        ====       ====

                                                   THREE MONTHS ENDED
                                  -----------------------------------------------------
                                  JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                    1999       1999        1999       2000       2000
                                  --------   ---------   --------   --------   --------
AS A PERCENTAGE OF TOTAL
 REVENUE:
Revenue:
 Content management fees........      --%        --%          3%        4%         8%
 Content creation fees..........      60         53          37        16         26
 Royalty and license fees.......      16         39          49        79         61
 Engineering and consulting
   fees.........................      24          8          11         1          5
                                    ----       ----        ----       ---        ---
       Total revenue............     100        100         100       100        100
Operating expenses:
 Cost of operations.............      61         65          75        40         46
 Selling and marketing..........      51         56          92        55         78
 Research and development.......      37         33          46        18         14
 General and administrative.....      42         29          38        23         24
 Stock-based compensation.......       9         20         115        16         10
                                    ----       ----        ----       ---        ---
       Total operating
         expenses...............     200        203         366       152        172
                                    ----       ----        ----       ---        ---
Loss from operations............    (100)      (103)       (266)      (52)       (72)
Other income, net...............       1          3          13         4          1
                                    ----       ----        ----       ---        ---
Net loss........................     (99)%     (100)%      (253)%     (48)%      (71)%
                                    ====       ====        ====       ===        ===

     COMPARISON OF TEN QUARTERS ENDED JUNE 30, 2000

     REVENUE

     Content Management Fees. We began marketing our content management solution in the third quarter of 1999, after our ESV partners had released and began selling procurement applications into which our BugsEye product is integrated. These partnerships allow us to provide our content management solution to our

ESV partners' end users, who are primarily buyers. We also derived revenue from providing content management solutions to suppliers and e-marketplaces. In the fourth quarter of 1999, we began recognizing revenue from two content management customers, and as of June 30, 2000, we had recognized content management revenue from a total of 27 customers.

     Content Creation Fees. Our content creation revenue fluctuated in 1998 and 1999 due to the small number of customers from which we earned this revenue. During 1998 and the first quarter of 1999, we de-emphasized content creation services which were then provided through Antaeus' Heritage offering. Such fees increased in the second quarter of 1999 with the implementation of our content management offering.

     Royalty and License Fees. Our royalty and license fee revenue increased in each of the ten quarters ended June 30, 2000, except during the second and third quarters of 1998 and the second quarter of 1999. These fluctuations were due to the small number of customers from which we earned this revenue. The number of our ESV partners increased from zero in 1998 to five as of June 30, 2000, and led to significant increases in royalty and license fee revenue from licensing our BugsEye product. In March 2000, we amended an agreement with a strategic ESV partner to provide for a specified annual fee, payable in advance, for the continued integration of our technology into its procurement application for a five year term. The first payment was billed in March 2000 and is being recognized ratably over the remainder of the year.

     Engineering and Consulting Fees. Our engineering and consulting fees in late 1998 and early 1999 primarily were derived from a single customer contracting for engineering work. This work was performed under separate arrangements, each with an acceptance period. The majority of this work was completed and accepted in the first and second quarters of 1999 and the second quarter of 2000, at which time revenue was recognized. Engineering and consulting fees also included integration work for our ESV partners.

     OPERATING EXPENSES

     Cost of Operations. During the ten quarters ended June 30, 2000, our content creation, implementation, technical support and training personnel costs grew from $417,000 during the fourth quarter of 1998 to $3.7 million during the second quarter of 2000, due primarily to the addition of personnel and the expansion of our content creation facility. Our cost of operations during the first three quarters of 1998 was essentially unchanged because Antaeus supported approximately the same number of customers in each of these quarters. During the fourth quarter of 1998, cost of operations declined as we restructured our operations and repositioned our product offerings. Cost of operations increased in each of the six quarters ended June 30, 2000. In the first and second quarters of 1999, we began to accelerate the hiring of additional content creation, implementation and technical support personnel. In the fourth quarter of 1999, we began to hire training personnel to provide training services to customers and ESV partners. We believe these expenses will continue to increase in absolute dollars since we expect to continue to expand our services.

     Selling and Marketing. Selling and marketing expenses declined during the first three quarters of 1998 as we repositioned our product line. Our selling and marketing expenses increased in each of the five quarters ended June 30, 2000. The increases primarily were attributable to the hiring of additional marketing and sales personnel, the addition of our international sales office in London, increased sales commissions, expanded marketing and advertising programs for trade shows and the establishment of our regional sales offices in Atlanta and Indianapolis. During this five quarter period, selling and marketing expenses increased from $551,000 in the first quarter of 1999 to $6.2 million in the second quarter of 2000 as a result of increasing our total sales force and marketing headcount and due to increases in media and advertising expense. We believe these expenses will continue to increase in absolute dollar amounts in future periods since we expect to continue to expand our selling and marketing efforts.

     Research and Development. Research and development expenses were essentially unchanged during 1998. Our research and development expenses generally increased in the four quarters ended December 31, 1999. These expenses increased from $473,000 during the fourth quarter of 1998 to $1.2 million during the second quarter of 2000. During this period, we increased the number of research and development personnel to develop subsequent releases of our products, RUS and our proprietary internal content creation software tools. Research and development expenses declined slightly in the first quarter of 2000 to $1.1 million, due to reorganization of a small division, and increased again in the second quarter of 2000. The market for qualified people in this area is competitive, and costs associated with finding and retaining qualified personnel are high. The increased number of personnel and the higher cost per person contributed to our increases in research and development expenses. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase significantly in future periods.

     General and Administrative. During the first three quarters of 1998, general and administrative expenses increased primarily as a result of the hiring of additional personnel. During the fourth quarter of 1998, general and administrative expenses decreased slightly. General and administrative expenses increased in the first and second quarters of 1999 due to the hiring of additional personnel and higher legal expenses associated with contracts and consulting fees in evaluating the European market, and declined slightly in the third quarter of 1999, largely due to lower legal expenses. General and administrative expenses further increased in each of the three quarters ended June 30, 2000, as a result of the addition of finance, information technology, investor relations and administrative personnel, increased legal expenses, and the purchase and implementation of our financial and human resource system infrastructure. We believe general and administrative expenses will increase in absolute dollars, as we expect to add personnel to support our expanding operations, incur additional costs related to the growth of our business and assume the responsibilities of a public company.

     Stock-Based Compensation. Stock-based compensation has increased in most quarters, primarily resulting from the earn-out from our acquisition of Antaeus and the increase in the issuance of options to our employees as our employee base grows, as well as the increase in deemed fair value of our common stock for accounting purposes. Assuming no forfeitures, we will recognize additional compensation expense of $2.5 million for the remainder of 2000, $4.9 million in 2001, $4.9 million in 2002, $4.3 million in 2003, $1.5 million in 2004, $235,000 in 2005, and $177,000 thereafter, relating to the amortization of our deferred compensation.

     OTHER INCOME, NET

     Other income, net, has varied during the ten quarters ended June 30, 2000, depending upon the level of cash invested and the interest income earned on such investments. Interest rates remained generally unchanged during the ten-quarter period.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statement of operations data for each of the periods indicated as a percentage of total revenue represented by each item.

                                                                                   SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                    ------------------------     ---------------
                                                     1997      1998     1999     1999      2000
                                                    ------     ----     ----     -----     -----
AS A PERCENTAGE OF TOTAL REVENUE:
Revenue:
  Content management fees.........................      --%      --%       1%      --%        6%
  Content creation fees...........................      47       68       46       49        22
  Royalty and license fees........................      46       22       37       24        69
  Engineering and consulting fees.................       7       10       16       27         3
                                                    ------     ----     ----     ----       ---
          Total revenue...........................     100      100      100      100       100
Operating expenses:
  Cost of operations..............................     601      167       68       63        43
  Selling and marketing...........................     530      131       68       57        68
  Research and development........................     935      141       43       50        15
  General and administrative......................     389       89       39       49        24
  Stock-based compensation........................       9       14       49       13        13
                                                    ------     ----     ----     ----       ---
          Total operating expenses................   2,464      542      267      232       163
                                                    ------     ----     ----     ----       ---
Loss from operations..............................  (2,364)    (442)    (167)    (132)      (63)
Other income, net.................................      47       16        7        3         2
                                                    ------     ----     ----     ----       ---
Net loss..........................................  (2,317)%   (426)%   (160)%   (129)%     (61)%
                                                    ======     ====     ====     ====       ===

     COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND 2000

     REVENUE

     Content Management Fees. Content management revenue increased from $0 for the six months ended June 30, 1999, to $865,000 for the six months ended June 30, 2000. In the third quarter of 1999, we commenced marketing and selling our content management solution. As of June 30, 2000, we had provided content management services to a total of 27 customers.

     Content Creation Fees. Content creation revenue increased from $1.2 million for the six months ended June 30, 1999, to $3.1 million for the six months ended June 30, 2000. This increase primarily was attributable to expanding our strategy into e-marketplaces and creating unified catalogs for buyers and suppliers. For the six months ended June 30, 1999, two customers accounted for 88% of content creation revenue, and for the six months ended June 30, 2000, six customers accounted for 95% of content creation revenue.

     Royalty and License Fees. Royalty and license fee revenue increased from $608,000 for the six months ended June 30, 1999, to $9.7 million for the six months ended June 30, 2000. This increase primarily was attributable to license fees related to a strategic agreement with an ESV. In the six months ended June 30, 1999, two customers accounted for 90% of license fee revenue, and for the six months ended June 30, 2000, one customer accounted for 96% of license fee revenue.

     Engineering and Consulting Fees. Engineering and consulting fee revenue decreased from $704,000 for the six months ended June 30, 1999, to $431,000 for the six months ended June 30, 2000. This decrease primarily was attributable to one customer contracting for special engineering services under a statement of work that had acceptance criteria. The revenue associated with this customer represented $601,000 of the $704,000 total engineering and consulting fees revenue in the six months ended June 30, 1999. In the six months ended June 30, 2000, the services provided were in conjunction with integrating our products into our ESV partners' e-procurement applications, implementing content management products and providing special engineering services under a statement of work with acceptance criteria. The integration and implementation fees are recognized ratably over the term of the contract for the license fees on content management agreements.

     During the six months ended June 30, 1999, two customers each accounted for more than 10% of total revenue, and, in the six months ended June 30, 2000, one customer accounted for more than 10% of total revenue. Revenue from international sales was insignificant for the six months ended June 30, 1999, and $9.4 million for the six months ended June 30, 2000. Revenue from international sales during the six months ended June 30, 2000, was derived from sales in Germany and the United Kingdom.

     OPERATING EXPENSES

     Cost of Operations. Cost of operations increased from $1.6 million for the six months ended June 30, 1999, to $6.1 million for the six months ended June 30, 2000. This increase primarily was attributable to an increase in the number of content creation personnel and additional expense due to facilities expansion.

     Selling and Marketing. Selling and marketing expenses increased from $1.5 million for the six months ended June 30, 1999, to $9.6 million for the six months ended June 30, 2000. This increase primarily was attributable to hiring additional selling and marketing personnel, the addition of our international sales office in London, increased sales commissions, expanded marketing programs for trade shows, increased advertising and the expansion of our regional sales offices.

     Research and Development. Research and development expenses increased from $1.3 million for the six months ended June 30, 1999, to $2.2 million for the six months ended June 30, 2000. The increase primarily was attributable to an increase in the number of research and development personnel.

     General and Administrative. General and administrative expenses increased from $1.3 million for the six months ended June 30, 1999, to $3.4 million for the six months ended June 30, 2000. This increase primarily was attributable to an increase in the number of administrative personnel, higher professional services fees, and, to a lesser extent, to increased communication costs, particularly in our remote and international offices, the costs of our financial and human resource systems and increased facility costs.

     Stock-Based Compensation. Stock-based compensation increased from $326,000 for the six months ended June 30, 1999, to $1.8 million for the six months ended June 30, 2000. The increase was due to the increase in the number of stock options issued to employees as our employee base increased and the increase in the deemed fair value of our common stock for accounting purposes as compared to the exercise price.

     OTHER INCOME, NET

     Other income, net, increased from $74,000 for the six months ended June 30, 1999, to $313,000 for the six months ended June 30, 2000. This increase was attributable to increases in interest income during the six months ended June 30, 2000, which resulted from higher levels of cash and income from short-term investments during the six months ended June 30, 2000, due to a $25.0 million private placement of our preferred stock in September 1999.

     COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     REVENUE

     Content Management Fees. Content management revenue increased from $0 in 1997 and 1998 to $81,000 in 1999. This increase was due to the fact that we started to market and sell content management solutions in 1999. As of December 31, 1999, we had two content management customers generating revenue.

     Content Creation Fees. Content creation revenue increased from $102,000 in 1997 to $942,000 in 1998 to $3.4 million in 1999. In 1998, this revenue primarily was attributable to conversion work for seven Heritage customers, formerly Antaeus customers, for which data was extracted from mechanical drawings into manufacturers' parts databases. In 1998, one customer accounted for 80% of our content creation revenue. In 1999, our content creation fees increased due to content creation services performed for e-marketplaces and customers of our content management services. In 1999, one e-marketplace customer accounted for 78% of our content creation revenue.

     Royalty and License Fees. Royalty and license fee revenue increased from $100,000 in 1997 to $308,000 in 1998 to $2.7 million in 1999. These increases primarily were attributable to an ESV agreement. During 1998, two customers accounted for 81% of total royalty and license fee revenue and, during 1999, two customers, one of which was a new customer, accounted for 89% of royalty and license fee revenue.

     Engineering and Consulting Fees. Engineering and consulting fee revenue increased from $15,000 in 1997 to $137,000 in 1998 to $1.2 million in 1999.
These increases primarily were attributable to one customer contracting for special engineering services. This work was performed during 1998 and 1999, but was not accepted until 1999, at which time the revenue was recognized.

     OPERATING EXPENSES

     Cost of Operations. Cost of operations increased from $1.3 million in 1997 to $2.3 million in 1998 to $4.9 million in 1999. These increases primarily were attributable to increases in the number of content creation personnel.

     Selling and Marketing. Selling and marketing expenses increased from $1.2 million in 1997 to $1.8 million in 1998 to $5.0 million in 1999. These increases primarily were attributable to a larger number of selling and marketing personnel, the opening of our London office in 1999 and to increases in sales commissions and marketing program spending.

     Research and Development. Research and development expenses decreased from $2.0 million in 1997 to $1.9 million in 1998, and increased to $3.2 million in 1999. The decrease from 1997 to 1998 was due to our change in business strategy, which resulted in reducing a portion of our development staff. The increase from 1998 to 1999 was attributable to an increased number of research and development personnel.

     General and Administrative. General and administrative expenses increased from $844,000 in 1997 to $1.2 million in 1998 to $2.8 million in 1999. These increases primarily were attributable to the increase in the number of general and administrative personnel.

     Stock-Based Compensation. Stock-based compensation increased from $19,000 in 1997 to $200,000 in 1998, and increased to $3.5 million in 1999. These increases were due primarily to recognizing $2.4 million of compensation expense in 1999 for the earn-out arrangement from our acquisition of Antaeus, the increase in the amount of stock options issued to employees as our employee base increased and the increase in the deemed fair value of our common stock for accounting purposes as compared to the exercise price.

     OTHER INCOME, NET

     Other income, net, increased from $101,000 in 1997 to $224,000 in 1998 to $475,000 in 1999. These increases primarily were attributable to an increase in interest income derived from deposits in our operating and investment accounts and to a higher level of investment income derived from a $6.8 million private placement of our preferred stock completed in July 1998 and a $25.0 million private placement of our preferred stock completed in September 1999.

PROVISION FOR INCOME TAXES

     We have incurred operating losses for all periods from inception through June 30, 2000, and expect to incur additional losses in the future. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely, and, therefore, we have not recorded a tax benefit for our losses.

     As of December 31, 1999, we had net operating loss carry-forwards for tax purposes of approximately $19.3 million. These tax loss carry-forwards are available to reduce future taxable income and expire at various dates into 2019. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations through private sales of our preferred and common stock, with aggregate net proceeds of $45.3 million. As of June 30, 2000, we had $19.2 million in cash and cash equivalents and $9.0 million in working capital.

     Net cash used in operating activities was $4.7 million in 1997, $4.6 million in 1998, $6.6 million in 1999 and $746,000 in the six months ended June 30, 1999. In the six months ended June 30, 2000, net cash provided by operating activities was $2.7 million. Net cash flows from operating activities in each period reflected increases in net losses and accounts receivable offset by increases in stock-based compensation, amortization of deferred compensation and deferred revenue. Net cash provided by operating activities in the six months ended June 30, 2000, reflected an increase of $6.9 million of deferred revenue.

     Net cash used in investing activities was $518,000 in 1997, $291,000 in 1998, $2.2 million in 1999, $1.2 million in the six months ended June 30, 1999, and $5.8 million in the six months ended June 30, 2000, which consisted entirely of capital expenditures. Our capital expenditures were for purchases of operating resources, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will continue to increase in the future. Since inception, we have generally funded capital expenditures either through the use of working capital or with capital leases.

     Net cash from financing activities was $8.6 million in 1997, $7.1 million in 1998 and $24.7 million in 1999. Our financing activities required cash of $133,000 in the six months ended June 30, 1999, and $210,000 in the six months ended June 30, 2000. These net cash flows primarily reflected proceeds from private placements of our preferred stock, issuances of common stock pursuant to the exercise of options, the repayment of capital leases and deferred costs related to this offering.

     We expect to experience significant growth in our operating expenses in the foreseeable future, particularly for operations, research and development, selling and marketing and investment in content creation facilities, in order to execute our business plan. As a result, we anticipate that our operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the sale of the common stock in this offering, together with our existing working capital immediately prior to this offering, will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next 12 months. Without the net proceeds of this offering, we believe our capital resources will be sufficient to fund our operations through at least December 31, 2000. If we should require additional financing due to unanticipated developments, additional financing may not be available when needed or, if available, we may not be able to obtain this financing on terms favorable to us or to our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research and development programs, or may adversely affect our ability to continue to execute our business plan. Prior to completion of this offering, we may seek to raise additional capital in the form of equity or debt. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--An amendment of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 to financial quarters and financial years beginning after June 15, 2000. We do not typically enter into arrangements that would fall under the scope of

SFAS No. 133 and, thus, management believes that SFAS No. 133 will not significantly affect our financial condition and results of operations.

     In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, or SAB No. 101, "Revenue Recognition." SAB No. 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in financial statements. For all periods presented, we have adopted the provisions of SAB No. 101. Implementation guidelines for this standard, as well as potential new standards, could result in unanticipated changes to our current revenue recognition policies.

     In March 2000, the FASB issued FASB Interpretation No. 44, or FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN No. 44 clarifies the application of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," for certain issues related to equity based instruments issued to employees. FIN No. 44 became effective on July 1, 2000, except for certain transactions, and will be applied on a prospective basis. The implementation of FIN No. 44 did not have an impact on our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop products and services in the United States and currently market our products and services in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As sales are currently made in U.S. dollars, a strengthening of the dollar could make our products and services less competitive in foreign markets. Our interest income from our cash and cash equivalent holdings is sensitive to changes in the general level of U.S. interest rates. We currently believe that there is no material interest rate risk due to holding our funds as cash. Therefore, no quantitative tabular disclosures are required. We have subsidiaries in Canada and the United Kingdom. While contracts are U.S. dollar denominated, operating expenses are paid in each country's local currency, exposing us to risks from foreign currency fluctuations.

                                    BUSINESS

OVERVIEW

     We are a leading provider of comprehensive solutions to create, manage and find product and service information to enable and facilitate global B2B e-commerce. Our solutions allow for the creation of electronic catalogs from a variety of paper and electronic sources for use by buyers, suppliers and Internet-based e-marketplaces. Our solutions also include tools for the management of electronic content as well as search technology that allows buyers to find products and services efficiently. We believe that manageable and findable product and service information is essential for the success of global B2B e-commerce. We have established strategic partnerships with leading ESVs and other B2B solution providers, including SAP, Oracle, Remedy, ICG Commerce, Inc., Infobank and Corio, each of which integrates our content solutions into their B2B procurement offerings. In addition to these strategic partners, some of our customers include BAA plc, Delta Air Lines, Inc., Deutsche Bank AG, GE Supply Net, a division of General Electric Company, Ingersoll-Rand, Petrocosm Corp., Reuters Group plc, SciQuest.com and W.W. Grainger, Inc.

INDUSTRY BACKGROUND

     EVOLUTION OF B2B E-COMMERCE

     Internet usage has grown rapidly in recent years, and the Internet has become an important global communications and commerce medium. According to International Data Corporation, the number of commercial users employing the Internet worldwide in the normal course of their operations is expected to grow from an estimated 82 million at the end of 1999 to 250 million in 2003. GartnerGroup projects that total B2B e-commerce sales will increase worldwide from $403 billion at the end of 2000 to $7.3 trillion in 2004. This growth in B2B Internet usage and commerce is being driven in part by the increasingly competitive global business environment, which is leading businesses to seek new ways to reduce costs and make business processes more efficient.

     One way in which companies have sought to achieve these benefits is by streamlining and automating their procurement and distribution processes by connecting directly with each other over the Internet. This automation allows formerly manual processes, such as telephone ordering of goods and services from paper catalogs, to be replaced by electronic communication. In addition to B2B e-commerce transacted directly between buyers and suppliers, a number of e-marketplaces are emerging on the Internet designed to bring multiple buyers and suppliers together to effect transactions. Buyers seeking to aggregate their purchasing power have formed some of these e-marketplaces. Others have been created by suppliers, particularly in industries where a relatively few large suppliers serve many buyers. Neutral market makers also have created e-marketplaces designed to bring multiple buyers and suppliers together in a single marketplace. A wide variety of production and non-production goods and services can be purchased through e-marketplaces, ranging from basic office supplies to automobile parts to multi-million dollar items such as turbine engines.

     As B2B e-commerce has proliferated, many companies have significantly changed the ways they purchase and sell goods and services. For example, as part of the move to improve efficiency in the procurement process, electronic purchasing systems allow end users to be given a greater degree of purchasing responsibility. Allowing buying decisions to be made by the individual using the product or service eliminates the need for procurement professionals to review and approve requisition requests. As a result, procurement professionals have more time to focus on strategic tasks, such as improving the internal procurement process, negotiating more favorable contract terms with suppliers and improving supplier relationships. Additionally, the Internet removes geographic barriers between buyers and suppliers, increasing the available market for both.

     NEED FOR CONTENT MANAGEMENT

     Historically, suppliers have offered their goods and services through paper catalogs and, more recently, through web sites and electronic database catalogs. Even in an e-marketplace, however, finding and comparing products and services across different suppliers' catalogs can be difficult because suppliers may describe similar or identical products and services in a variety of ways, use different abbreviations or display them in different categories. In addition, product and service information presented in paper catalogs and some electronic catalogs quickly becomes outdated, and may contain errors that have persisted through multiple generations of the same catalog.

     The success of many B2B procurement systems and e-marketplaces depends in part on aggregating varied information about products or services from multiple suppliers. A unified electronic catalog must be created in which information can be easily found by people in many different organizations who may have different buying systems, habits and computer skill levels. Many unified online catalogs will need to include millions of items from thousands of suppliers. We believe that one of the fundamental problems limiting the widespread adoption of B2B e-commerce is the difficulty of organizing product and service information from multiple suppliers and presenting that information consistently and in a manner that is readily accessible to end users.

     Creating the electronic form of catalog information from multiple suppliers, cleansing that content of errors and omissions, structuring it for efficient searching and keeping the content current and accurate are significant tasks that are not within the core competencies of most market participants. In addition, the global reach of the Internet requires that this information be translated into multiple languages. To realize the benefits of an electronic B2B catalog, a company must be able to dynamically change information regarding suppliers, products and services in a manner that makes the updated information immediately available to the end user. In addition, as B2B procurement systems become more widely deployed and used by many end users instead of only trained procurement professionals, it becomes increasingly important that these systems be easy to use and offer an intuitive and effective method to allow users to find a desired product or service and compare relevant data from multiple suppliers. Search-engine technology, such as that employed by Internet search services, often returns either too many results, too few results or incorrect results. Structured search techniques that rely on category hierarchies to organize information require the user to recall precise nomenclature and navigate several layers of searching.

THE REQUISITE SOLUTION

     We have developed solutions that create, manage and find product and service information to enable and facilitate global B2B e-commerce. Our solutions are designed to address the challenges of assembling large product and service offerings from multiple suppliers into a unified, easy-to-use electronic catalog that can easily be updated to reflect current information. Catalogs can be hosted by us, by our strategic partners or by our customers. Our solutions enable suppliers and e-marketplaces to dynamically manage information for virtually all products and services, and allow buyers to quickly and easily find information about the products or services they wish to buy. We offer:

      -- Scalable, End-to-End Solutions. Our solutions consist of a comprehensive array of catalog creation services, our eMerge toolset for managing electronic catalogs and our patented BugsEye finding technology. They are designed to accommodate large numbers of items and suppliers, allowing e-marketplaces and buyer procurement systems to expand rapidly and easily.

      -- Standard Platforms to Organize and Manage Electronic Content. Our solutions are based upon RUS, our standard platform for organizing data from disparate sources into an electronic catalog. RUS provides the foundation for efficiently creating content that can then be effectively managed and used by multiple buyers, suppliers and e-marketplaces.

      -- Patented Finding Technology. Our patented BugsEye technology enables both frequent and occasional users to quickly and reliably find products and services in a multi-supplier catalog. BugsEye uses standard browser-based technology and is designed for ease of use.

      -- Global Solutions. Our electronic catalog solutions are designed to be deployed internationally, and can be used in various local languages by multinational corporations, e-marketplaces operating internationally and suppliers participating in global markets. We currently offer catalog creation in American English, British English, Danish, Dutch, French, German, Norwegian and Spanish.

      -- Complementary, Standards-based Technologies. Our solutions are designed to efficiently integrate with and be complementary to offerings from B2B e-commerce solution providers, including ESVs, application service providers and B2B e-commerce technology and service providers.

     Our solutions have four principal constituencies: buyers, suppliers, e-marketplaces and B2B e-commerce solution providers. We believe that our solutions provide the following benefits to these constituencies:

      -- Benefits to Buyers. Our solutions make electronic procurement applications more effective by allowing users to easily find comprehensive information on the products and services they want to buy. Buyers can find and compare product and service information in a single catalog containing many items from multiple suppliers. This catalog may be part of a buyer's procurement system or it can be provided by an e-marketplace. Our BugsEye finding technology is designed for ease of use by both experienced and occasional users, facilitating broad usage throughout the buyer's enterprise, while allowing the buying organization to maintain control over the procurement process. These capabilities, when implemented, increase the returns on the investments that buyers have made in electronic procurement applications. In addition, our solutions are designed to reduce buying costs by eliminating reliance on paper catalogs, facilitating comparison of products and services, reducing error rates on orders and minimizing off-contract buying.

      -- Benefits to Suppliers. Our solutions enable suppliers to rapidly launch global e-commerce initiatives, respond to customer demand for electronic procurement programs and become effective participants in e-marketplaces. In addition, our eMerge toolset allows suppliers to dynamically manage their product and service information to reflect new offerings, new features, new categories and changes in pricing. Our solutions also facilitate the creation of customized offerings for particular buyers, allowing suppliers to differentiate themselves in their respective e-marketplaces. These features enable suppliers to reach customers more efficiently, increase customer satisfaction and compete more effectively.

      -- Benefits to E-Marketplaces. Our content creation and management solutions enable the rapid creation and launch of e-marketplaces. Suppliers whose catalogs already conform to RUS can be quickly added to an e-marketplace. New supplier offerings also can be efficiently added to e-marketplaces through our content creation service. Additionally, our eMerge toolset enables e-marketplaces to manage their catalogs, including the look and feel, security and access, catalog structure and content.

      -- Benefits to B2B E-Commerce Solution Providers. Our products and services allow B2B e-commerce solution providers to offer a seamless electronic procurement solution by combining our electronic catalog products with their procurement applications. By adding superior finding capabilities, we can improve the quality and completeness of our strategic partners' offerings.

STRATEGY

     Our objective is to be the leader in electronic content solutions to enable and facilitate B2B e-commerce. In order to achieve this objective, we intend to do the following:

      -- Create a Network Effect by Driving Adoption of our Solutions Throughout the Supply Chain. We intend to create a network effect by first facilitating the adoption of our solutions by ESVs. We believe that embedding our technology into the electronic procurement applications of these vendors will lead to greater use of our solutions by buyers and e-marketplaces. We expect that buyers and e-marketplaces will influence their suppliers to adopt our RUS standard in the creation of their content. We believe that as more buyers, suppliers and e-marketplaces adopt our solutions, the value of our solutions to both existing and new participants will increase. In addition, as more catalogs are created using RUS, we believe that our solutions will become a standard for content creation and management throughout the supply chain.

      -- Fuel the Network Effect by Expanding our Electronic Content Creation Capabilities. We intend to aggressively expand our electronic catalog creation capabilities in strategic markets throughout the world. We believe that the ability to rapidly create large amounts of high-quality, electronic product information in multiple languages will establish RUS as the standard platform for B2B content, which will cause global buyers, suppliers and e-marketplaces to adopt our standard.

      -- Offer Leading-edge Technology by Investing in Product and Process Innovation. We plan to continue to offer products based on leading-edge technology by investing in research and development related to our

           BugsEye and eMerge technologies and our content creation tools and processes. To achieve this goal, we plan to further our efforts to attract, hire, develop and retain high-quality technical personnel and to pursue technology alliances with other companies as appropriate.

      -- Expand and Leverage our Strategic Relationships. We intend to expand and leverage our strategic relationships with B2B e-commerce solution providers to increase our customer base and product and service offerings, and to accelerate deployment of our solutions globally. These relationships allow us to focus on our areas of expertise while accessing our strategic partners' complementary technology and, in many cases, large, well-established customer bases.

      -- Address the Global B2B Opportunity by Expanding Internationally. We intend to expand our international presence in order to efficiently provide global electronic content solutions for our current and potential customers and to assist them with their international expansion efforts. Accordingly, we plan to expand our worldwide sales, marketing and services organizations, create alliances with key regional and global companies and continue to globalize our operations and expand our corporate infrastructure to support international operations.

      -- Create Multiple Recurring Revenue Streams. We sell our solutions to companies participating in key segments of the evolving B2B e-commerce market, including buyers, suppliers, e-marketplaces and ESVs. Our business model is designed to establish and grow recurring revenue sources from each of these customer constituencies, such as annual software royalty and license fees, catalog hosting fees and content management service fees. As the B2B e-commerce market continues to grow and evolve, we believe we are well positioned to benefit regardless of the structure of that market. We believe that our solutions have the potential to create significant, ongoing value for buyers, suppliers and e-marketplaces, and we seek to capture a share of that value through our pricing structure.

PRODUCTS, SERVICES AND TECHNOLOGY

     Our solutions consist of the following products, services and technology platforms:

----------------------------------------------------------------------------------------------
    PRODUCTS AND SERVICES                APPLICATION                     DESCRIPTION
----------------------------------------------------------------------------------------------
  Content Creation Services     Creation of online electronic   Enables organizations to
                                catalog content                 outsource to us the creation
                                                                of electronic catalogs from a
                                                                variety of existing sources,
                                                                including paper catalogs and
                                                                electronic files in multiple
                                                                formats
----------------------------------------------------------------------------------------------
  eMerge                        Content management tools and    Enables buyers, suppliers and
                                services                        e-marketplaces to manage
                                                                electronic catalogs on an
                                                                ongoing basis, whether hosted
                                                                by them or by us
----------------------------------------------------------------------------------------------
  BugsEye                       Catalog engine and finding      Enables end users to easily
                                technology                      find desired products and
                                                                services in the large,
                                                                multi-supplier catalogs that
                                                                characterize B2B
                                                                e-marketplaces and procurement
                                                                systems
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
     TECHNOLOGY PLATFORMS                APPLICATION                     DESCRIPTION
----------------------------------------------------------------------------------------------
  RUS                           B2B electronic catalog          Provides a standard platform
                                structure and unified content   to organize electronic content
                                repositories                    for effective management of
                                                                multi-supplier repositories
                                                                and electronic catalogs and
                                                                provides a cognitive framework
                                                                to improve end-user finding
----------------------------------------------------------------------------------------------
  eCx                           XML standard for dynamic        Facilitates movement of
                                catalog interoperability        selected content and catalog
                                                                structure among cooperating
                                                                catalogs and content services
                                                                under the control of the
                                                                catalog administrator,
                                                                enabling interoperability
                                                                among catalogs
----------------------------------------------------------------------------------------------

     CONTENT CREATION SERVICES

     We offer our content creation services through our content creation facility in Toronto. These services are based on a scalable set of tools and processes that provide for the creation of high-quality, findable electronic catalog content by our content creation specialists. Our content creation service processes multiple formats, including paper catalogs, web pages and electronic databases. Our content creation service process includes:

      -- extracting input data from the source catalog through an automated process;

      --   transforming the extracted data into a standard format;

      --   categorizing catalog items according to RUS;

      -- assigning specific values to product attributes, such as size, color or horsepower;

      --   normalizing content according to our style guide;

      --   associating pictures and original supplier descriptions with items;

      --   verifying content quality;

      --   obtaining content verification and approval from the supplier; and

      --   preparing finished content for distribution.

     EMERGE

     eMerge is a browser-based toolset for managing electronic catalogs. We offer eMerge to buyers, suppliers and e-marketplaces to enable them to manage catalog content from multiple sources, to control the viewing and use of catalogs by multiple groups of users and to customize catalog interfaces and behavior. The primary functions of eMerge are:

      -- Content Authoring and Management. eMerge provides for the secure creation and maintenance of electronic catalogs. eMerge also allows incremental content updating and loading, integrating changes made by suppliers under the control of the catalog administrator.

      -- Catalog Administration. eMerge allows the catalog administrator to manage presentation formats, to control user and group access rights, and to tailor catalog search configurations to the needs of different users.

      -- Content Extraction and Formatting. Selected catalog content must often be extracted from a content repository and converted to a specific B2B content format required by a buyer or an e-marketplace. eMerge provides for identification, extraction and formatting of updated items. eMerge supports eCx and other popular e-commerce formats, including Ariba Inc.'s .CIF and cXML, Commerce One, Inc.'s
xCBL, the Open Buying on the Internet Standard, or OBI, and BMEcat, an emerging European e-commerce standard.

     BUGSEYE

     BugsEye is an electronic catalog engine that provides a robust and scalable infrastructure for catalog creation and management, combined with a patented finding technology that allows end users to easily locate products and services in large, multi-supplier catalogs. BugsEye supports multiple search techniques and can be easily used by both frequent and occasional users. BugsEye can be implemented on any combination of a standard relational database, such as Oracle 8 and 8i and Microsoft SQL Server 7, and a text search engine, ensuring that BugsEye has the scalability, data security and reliability of the leading commercial relational databases. Every element of the catalog can be controlled by the administrator, including category and attribute structure configuration, availability of views to different groups of users and the look and feel of the user interface. Additionally, BugsEye supports the simultaneous expression of a catalog in multiple languages, providing organizations with an enhanced ability to execute a global B2B e-commerce strategy.

     BugsEye is written in Java and is implemented as a servlet running under the control of any standard web or application server. BugsEye is compatible with industry-standard B2B e-commerce platforms, including Sun Solaris, Hewlett Packard HP-UX, IBM AIX and Microsoft Windows NT. BugsEye is designed for simple integration into procurement and e-marketplace systems. It can be invoked as a subsidiary web application and comes with a configurable HTML or XML shopping cart interface. Additional web-based technical interfaces to BugsEye also are provided, allowing other applications to query a BugsEye catalog directly for item or catalog structure information.

     REQUISITE UNIFYING STRUCTURE

     All of our offerings are based on RUS, our standard platform to organize and manage electronic content. RUS defines the generic categories, attributes and category-specific attributes needed to unify the product and service information from multiple suppliers into a coherent catalog, facilitating content finding and management. We centrally maintain RUS and regularly update it with new categories and attributes that we discover during our content creation process. RUS is compatible with the United Nations Standard Product and Service Codes and other evolving e-commerce standards such as eCl@ss. The primary characteristics of RUS are:

      -- Designed for End-User Finding. RUS is designed to support the creation and management of catalogs that provide a reliable, effective end-user finding experience. Categories are created by our trained catalog schema developers, working under the guidance of a team of ontologists operating within a defined cognitive and linguistic framework. RUS also provides a framework for the normalization of product and service attributes, such as units of measure and manufacturing names. The resulting organization of data allows for intuitive, robust and dynamic data searching.

      -- Designed for Ease of Maintenance. RUS can be easily maintained, primarily because it is not based on a hierarchical structure. Therefore, the introduction of a new category is straightforward, requiring only that the new category be named and its attributes defined. It is not necessary for a new category to conform to the structure of an existing hierarchy. The RUS management process includes the participation of subject matter experts, including our customers, employees and members of the academic and standards communities.

     ECX

     We develop and employ eCx, a standard for catalog interoperability that is based on eXtensible Markup Language, or XML, a standard that defines a universal method for structuring data. We specifically designed eCx to provide an integrated framework for cooperation among catalog management tools, centralized content repositories, catalog staging environments and final production catalogs. eCx is designed to provide updates efficiently to our customers' target catalogs to reflect changes either in RUS or a source catalog. Individual items and attribute values can be updated, along with discrete elements of catalog structure, minimizing the amount of data that needs to be transmitted to keep multiple catalogs coordinated. eCx is designed to provide the owner of the catalog with complete control of the loading process by defining rules that may be used to reject or modify any catalog structure or content changes defined in the source eCx file.

PRODUCT DEVELOPMENT

     Our technology group, which is responsible for product development, is focused primarily on the following:

      -- continued evolution of RUS, including enhancement of our schema development and ontology processes to allow more efficient extension of RUS into new categories;

      --   continued development of BugsEye and eMerge;

      -- development and deployment of internal tools and integrated processes to achieve productivity and quality improvements for content creation;

      --   integration of our technology into our strategic partners' solutions;
           and

      --   continued development of catalog interoperability technology.

     In addition to software development, our technology group encompasses software quality assurance, technical documentation and ontology, the study of the organization of knowledge. Our professional staff includes specialists in the areas of ontology, catalog engine design, database architecture and cognitive and computational linguistics.

STRATEGIC ALLIANCES

     We have formed strategic partnerships with the following corporations:

     Oracle Corporation. In September 1998, we entered into a technology license agreement with Oracle, permitting Oracle to distribute BugsEye, in object code form only, bundled with its procurement software. In addition, the agreement provides Oracle with our BugsEye source code to enable more extensive integration of BugsEye into Oracle's procurement software. The license was granted on a non-exclusive basis for a license fee. The contract continues in perpetuity unless terminated by either party for the other party's breach of the contract. In July 2000, we entered into an agreement with Oracle to provide marketplace site management services for OracleExchange.com. These content management services include creating, maintaining and updating supplier catalogs using RUS. We are compensated by receiving a percentage of the marketplace transaction fees.

     SAP AG. In April 1999, we entered into a software license and reseller agreement with SAP. The agreement permits SAP to distribute BugsEye, in object code form only, bundled with its business-to-business procurement, or BBP, software and its application software, to end users. SAP pays us fees for licensed end users authorized to access SAP's BBP software that integrates our BugsEye technology. In March 2000, we amended our agreement with SAP to also provide for payment of an annual license fee for SAP's use and distribution of BugsEye, as integrated in SAP's BBP products through the year 2004.

     Infobank International Holdings plc. In February 2000, we entered into a software license and reseller agreement with Infobank to integrate BugsEye, in object code form only, into its InTrade Purchase software application. Infobank also licensed our eMerge content management software and will use our content creation services. The licenses were granted on a non-exclusive basis for license fees, royalties and transaction revenue. The term of the agreement is five years.

     Remedy Corporation. In April 2000, we entered into a software license and reseller agreement with Remedy to integrate BugsEye, in object code form only, into its Purchasing@Work software. In addition, Remedy obtained a license to eMerge and the right to sublicense such content management software to its customers. We received license fees and royalty fees on such transactions. The term of the agreement is two years.

     Corio Inc. In April 2000, we entered into a hosting software license and reseller agreement with Corio, an application service provider, for participating in its hosting of managed databases for each of its managed customers. We will provide hosting and content management services for Corio's customers. The license was granted on a non-exclusive basis for fees based upon the number of items under management and transaction revenue. The term of the agreement is five years.

     ICG Commerce, Inc. In August 2000, we entered into a strategic alliance agreement to provide content creation services and eMerge content hosting services to ICG Commerce and its suppliers. ICG Commerce is also granted the right to sublicense BugsEye bundled within its procurement solution. We receive license fees, content management and service fees, and royalty fees. The term of the agreement is five years.

SALES AND MARKETING

     We sell our products and related services through our direct sales organization, complemented by the efforts of our strategic partners. We target entities we view as critical e-commerce participants in the following categories: global 2000 companies, e-marketplaces and suppliers. While the majority of our sales are made by our direct sales force, many sales are the result of leads generated by our strategic partners. The sales cycle for our solutions typically ranges from 60 to 180 days.

     Our sales and marketing group is primarily located in our headquarters in Westminster, Colorado and our European headquarters in London. We also have sales staff located in Atlanta, Boston, Indianapolis, Kansas City, Philadelphia, Sacramento and San Francisco. We plan to continue to expand our sales and marketing group through aggressive recruiting of qualified individuals.

     Because we believe that our products and related services can directly increase a company's return on investment and accelerate its e-commerce deployment, we direct our marketing efforts to executives with responsibility for areas such as procurement, business development and e-commerce, as well as chief executive officers, chief financial officers, chief information officers and chief technology officers. We intend to leverage our existing customer relationships and strategic partnerships in order to gain new customers through exposure of our solutions to their business partners. In the past, we have conducted such joint marketing and selling efforts with Oracle, Petrocosm, SAP and GE Supply Net. We plan to continue conducting these efforts, including informational seminars, advertising, speaking engagements and joint sales calls with our strategic partners and customers.

     We use a variety of marketing programs to build customer awareness of our brand and of our content management products and related services, including market research, product and strategy updates with industry analysts, advertising, public relations and direct mail activities, and participation in seminars, trade shows, speaking engagements, conferences and web site marketing programs. Our marketing professionals also produce marketing materials to support sales to prospective customers, which include brochures, data sheets, white papers, presentations and demonstrations.

CUSTOMERS

     We target large, multinational market leaders in a broad range of industries. As of August 25, 2000, the following ESVs, buyers, suppliers and e-marketplaces have purchased licenses for BugsEye and eMerge:

           ESVS                        BUYERS                      SUPPLIERS                 E-MARKETPLACES
           ----                        ------                      ---------                 --------------
American Management          Allstate Corporation         CEX Holdings, Inc.           Advanstar Communications
Systems,                     Anheuser-Busch,              (Corporate Express)          Inc.
  Inc.                       Incorporated                 GE Supply Net, a division    Belgacom, Societe Anonyme
Corio Inc.                   ARDEC, Picatinny Arsenal,    of                           de   dfoit public
ICG Commerce, Inc.           a branch of the US Army      General Electric Company     Blue 292, Inc.
InfoBank International       AT&T Cable Services,         W.W. Grainger, Inc.          BuildNet, Inc.
  Holdings plc               formerly   TCI               Graybar, Inc.                Commerx, Inc.
Oracle Corporation           Communications, Inc.         Praxair, Inc.                Deutsche Bank AG
Remedy Corporation           BAA plc                      RoweCom, Inc.                EqualFooting.com Inc.
SAP AG                       Bank of Montreal             Staples, Inc.                Eventory Inc.
                             BASF Corporation                                          Ford B2B, LLC
                             The Boeing Company                                        GOPrinter, Inc.
                             BT Office Products                                        Industry Suppliers.com
                               International, Inc.                                     SA France
                             Canada Post Corporation                                   MedCenterDirect.com, Inc.
                             Cap Gemini UK plc for                                     OracleExchange.com
                               services to Defence                                       (Oracle Corporation)
                             Electronic   Commerce                                     Petrocosm Corporation
                             Service for The   Secretary                               Purchase On-Line ASA
                             of State for Defence                                      SciQuest.com, Inc.
                             Compaq Computer Corporation                               SetFair.com
                             Delta Air Lines, Inc.                                     Sonae.com S.G.P.S., S.A.
                             EchoStar Communications                                   SourceAlliance, LLC
                               Corporation                                             SupplyForce.com, LLC
                             EMC Corporation                                           TotalMRO.com, a unit of
                             Honeywell Corp.                                           W.W. Grainger, Inc.
                             Hormel Foods Corporation                                  WorldCrest Group
                             Ingersoll Rand Company
                             International Paper Company
                             Kimberly Clark Corporation
                             MedAssets.com, Inc.
                             NTL Group Ltd.
                             Oracle Corporation
                             OSRAM SYLVANIA, a division
                               of OSRAM GmbH
                             Owens Corning
                             Pitney Bowes Inc.
                             The Quaker Oats Company
                             Reuters Ltd.
                             Whirlpool Corporation
                             Xerox Corporation

     In 1999, three customers, SAP, W.W. Grainger and SciQuest.com, each accounted for more than 10% of our revenue, and in the aggregate accounted for 80% of our revenue. In the six months ended June 30, 2000, SAP accounted for 66% of our revenue, and no other customer accounted for 10% or more of our revenue.

CUSTOMER SERVICE, TRAINING AND SUPPORT

     We offer a range of customer support programs available by telephone, e-mail, over the Internet or by on-site visits. We monitor the activity of these programs through customer support software, enabling us to track every customer inquiry from receipt through resolution. Our system includes escalation procedures for customers requiring immediate assistance. We also maintain a self-service support web site for our customers. For BugsEye customers, we provide support seven days a week, 24 hours a day. For eMerge customers, we provide support five days a week, 12 hours a day. Our customer training team provides a comprehensive series of classes that provide information on our products and services, as well as the knowledge and skills necessary to successfully deploy, use and maintain our products and services and our customers' content. Our classes include general instruction, demonstrations, discussions and the actual use of our products. We hold classes regularly in our training facility at our corporate headquarters in Westminster, Colorado. We also conduct on-site training at our customers' locations.

COMPETITION

     The B2B e-commerce market is new and rapidly evolving, and the electronic cataloging and content management segment of the business is receiving increased attention from various market participants. We expect competition to continue as new companies are created and existing B2B companies seek to expand their offerings to include more robust content management and electronic catalog solutions. We believe that the critical success factors for companies seeking to create end-to-end electronic content management solutions include the following:

      --   ease of use;

      -- the ability to offer a single solution that creates and manages content, and provides useful finding of that content;

      --   quality and reliability of the solution and the content;

      -- functionality and interoperability of the content management technology;

      --   the ability to scale content creation capacity to meet demand; and

      -- the ability to attract, retain and technically integrate with strategic partners.

     Although we believe that our solutions compete favorably with respect to these factors, our markets are relatively new and evolving rapidly. We may not be able to maintain our competitive position against current and potential competition, especially against competitors with significantly greater financial, marketing, service support, technical and other resources. We currently experience competition from a number of companies for different elements of our solutions. We believe that no single competitor competes against us across our full range of solutions. Our primary competitors include:

      -- Catalog and Search Engine Technologies. A number of companies, including i2 Technologies, Inc., Mercado Software, Inc. and SAQQARA Systems Inc., provide either an entire catalog engine with search capability or search technology that competes directly with BugsEye for the ESV market, or directly or indirectly with BugsEye for e-marketplaces. We experience additional competition from the internally developed catalog engines at prospective partner companies such as Ariba, Commerce One and Siebel Systems, Inc.

      -- Alternative Catalog Approaches. Our approach to B2B catalog and content management is predicated on the need for organized content to be created and managed in order to provide a successful end-user finding experience. Alternative approaches have been proposed and brought to market by companies such as CardoNet, Inc. and Cohera Corporation. These approaches focus on mapping data from databases and web sites, not through active creation of catalog information.

      -- Content Conversion and Management Companies. Several companies, including ec-Content, Inc., i2 Technologies, Peregrine Systems, Inc. and Profile Systems, Inc., perform content conversion services and will deliver converted content in multiple formats. These companies often operate on a fee-for-service basis for content conversion.

      -- Content Aggregators. Content aggregators collect, organize and package content, usually on a subscription basis. Content aggregators participating in the B2B e-commerce market with which we compete include ec-Content, i2 Technologies and Information Handling Services Group. These companies offer services to buyers, suppliers and e-marketplaces, and often have many items of classified and parameterized content that could be included in a new e-marketplace or procurement initiative.

     Our current and potential competitors may develop electronic catalog and content management solutions that achieve greater market acceptance than our solutions. Many of our existing and potential competitors have greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competitors can undertake more extensive marketing campaigns for their brands, products and services, adopt more aggressive pricing policies and make more attractive offers to customers, potential employees, strategic partners and others. In addition, many of our prospective customers have established relationships with some of our current and potential competitors. Accordingly, we may not be able to expand or retain our base of customers and may not be able to compete successfully against our current or future competitors. Our ongoing ability to compete effectively also depends on our ability to respond to technological change by providing feature enhancements and expanded product and service offerings, the quality and reliability of our operations, customer service and support, and the effectiveness of our sales and marketing programs.

INTELLECTUAL PROPERTY

     We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets and patent, copyright and trademark laws.

     We license rather than sell BugsEye and eMerge, and require our customers to enter into licensing agreements that impose restrictions on their ability to utilize these products. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under patent, trademark, trade secret and copyright laws, which afford only limited protection. None of our proprietary rights relating to our BugsEye, eMerge and other solutions may be viable or of value in the future because the validity, enforceability and type of protection of proprietary rights in Internet-related and software industries is uncertain and still evolving.

     We presently have one U.S. patent issued and five U.S. patent applications pending. It is possible that the patents that we have applied for, if issued, or our potential future patents, or our issued patents may be successfully challenged or that no patents will be issued from our patent applications. It also is possible that we may not in the future develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with a competitive advantage or that the patents of others will seriously harm our ability to do business.

     Requisite Technology(R) is registered as a trademark in the United States. We also have filed trademark applications in the United States for BugsEye(TM) and eLeader(TM). In addition, we have filed applications to register the Requisite Technology and BugsEye trademarks in one or more foreign countries. These trademark applications are subject to review by the applicable governmental authorities, may be opposed by private parties or may not be issued.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult and expensive, and while we are unable to determine the extent to which piracy of our technology exists, piracy can be expected to be a persistent problem. In addition, the laws of some countries do not protect our proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our solutions or design around patents issued to us or our other intellectual property.

     There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. In the future, third parties may claim that we or our current or potential future solutions infringe upon their intellectual property rights. We expect that software product developers and providers of e-commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any infringement claims brought against us, with or without merit, could be time-consuming to defend, result in costly litigation, damage our business reputation, cause product shipment delays or require us to enter into royalty or licensing arrangements to continue using the intellectual property at issue. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

EMPLOYEES

     As of August 25, 2000, we had 499 employees. We believe that our future success will depend in part on our continued ability to attract, hire, train and retain qualified personnel. None of our employees currently is represented by a labor union or subject to a collective bargaining agrement. We never have experienced a work stoppage and we believe that our employee relations are good.

PROPERTIES

     Our headquarters are located in facilities consisting of approximately 33,000 square feet in Westminster, Colorado, which we occupy under a lease that expires in August 2004. We also lease approximately 28,000 square feet of office space in Toronto, which lease expires in June 2005, approximately 5,300 square feet of office space in London, which lease expires in February 2010, and we have established regional offices in Duluth, Georgia and Carmel, Indiana. These leases may be extended. We have negotiated a replacement of our Westminster lease with a lease for another building in the same industrial park for approximately 98,500 square feet with a five-year term, which we expect to occupy during the first half of 2001. We intend to sublease approximately 30,000 square feet of this space. In addition, we exercised an option on our lease in Toronto to approximately double the office space and to extend the lease for an additional year.

LEGAL PROCEEDINGS

     We currently are not involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their positions and ages as of August 25, 2000, are as follows:

                                            AGE                    POSITION
                                            ---                    --------
Barbara J. Mowry..........................  52    Chairman of the Board and Chief Executive
                                                  Officer
Louis Faust, III..........................  46    President and Chief Operating Officer
Christopher W. Beall......................  45    Chief Strategy and Corporate Development
                                                  Officer
Kathleen J. Cunningham....................  53    Chief Financial Officer, Treasurer and
                                                  Assistant Secretary
Michael R. Neal...........................  40    Chief Technology Officer
Susan L. Oakes............................  41    Vice President, General Counsel and
                                                  Secretary
Dush Ramachandran.........................  45    Vice President of Global Sales
Joanna King...............................  43    Vice President of Marketing
C. Jeff Dekker............................  36    Vice President, Controller
Noel J. Fenton............................  62    Director
Nancy J. Schoendorf.......................  45    Director
Thomas G. Washing.........................  59    Director
Steven L. Scheid..........................  47    Director

     Barbara J. Mowry has served as our Chief Executive Officer since November 1997 and as Chairman of the Board since May 2000. Ms. Mowry also served as our President from 1997 to May 2000. Ms. Mowry served as President of the New Products Division and Senior Vice President of Customer Satisfaction of TeleCommunications, Inc. from 1995 to 1997. Ms. Mowry was the Founder and President of The Mowry Company, a customer relationship company, from 1990 to 1995. She also served as founder, President and Chief Executive Officer of Mileage Plus Incorporated, d/b/a Marketing Performance Innovation, a wholly owned subsidiary of UAL, Inc. Ms. Mowry holds a B.A. from Miami University of Ohio and an M.B.A. from the University of Minnesota.

     Louis Faust, III has served as our President since May 2000 and as our Chief Operating Officer since February 2000. From 1998 until 1999, Mr. Faust served as the Chief Executive Officer, and from 1996 to 1998 as the Co-Chief Executive Officer of International Language Engineering Corporation, a globalization services company. From 1996 until 1998, Mr. Faust served as a member of the board of directors of International Language Engineering Corporation. From 1985 to 1996, he served at Salomon Brothers, Inc., most recently as a Managing Director and the Head of Global Operations. Mr. Faust holds a B.A. with honors in Political Science from California State University and a J.D. from the University of California, Davis School of Law.

     Christopher W. Beall has served as our Chief Strategy and Corporate Development Officer since May 2000, and as our Chief Technology Officer from 1996 to June 2000. From 1992 to 1996, Mr. Beall served as the Chief Technology Officer of CADIS, Inc., an Internet and intranet information technology development company. Mr. Beall holds a B.A.E., with honors, in Physics from Arizona State University.

     Kathleen J. Cunningham has served as our Chief Financial Officer and Treasurer since May 1999, as our Secretary from May 1999 to July 2000, and as our Assistant Secretary since July 2000. Ms. Cunningham served as the Chief Operating Officer and Chief Financial Officer of NxTrend Technology, Inc., a wholesale distribution software company, from 1992 to 1999. From 1987 to 1991, Ms. Cunningham served as Chief Financial Officer of Spatial Technology, Inc. Ms. Cunningham holds a B.A. in Economics from the University of Wisconsin and an M.B.A. in Finance from the University of Denver.

     Michael R. Neal has served as our Chief Technology Officer since May 2000, and as our Vice President of Technology from 1998 to May 2000. From 1997 to 1998, Mr. Neal served as the President of JavaKats, Inc., an electronic commerce and virtual community consulting company. Mr. Neal served as a senior member of the technical staff of CADIS, Inc. from 1995 to 1997. Mr. Neal holds a B.S. in Computer Science from the University of South Carolina.

     Susan L. Oakes has served as our Vice President, General Counsel and Secretary since July 2000. Most recently, she served as Vice President and General Counsel of Epidemic Marketing, Inc., an Internet marketing services company. Ms. Oakes was a partner with Holme, Roberts & Owen, LLP in 1999. Ms. Oakes was a Vice President, Director and Shareholder with Ireland, Stapleton, Pryor & Pascoe, P.C. from 1990 to 1999, and an associate from 1984 to 1990. Ms. Oakes holds a B.A. in Economics from Kenyon College and a J.D. from the University of Michigan School of Law.

     Dush Ramachandran has served as our Vice President of Global Sales since May 2000 and served as Vice President of Sales from 1998 until April 2000. Mr. Ramachandran co-founded Antaeus Systems, Inc., a content creation services company that we acquired in 1998 and served as its President and Chief Executive Officer from 1995 to 1998. Mr. Ramachandran was the founder of Conceptual Technologies Inc., and served as its President from 1992 to 1995. Mr. Ramachandran holds a B.S. in Physics from St. Joseph's College, Bangalore, India, and an M.B.A. from the Indian Institute in Bangalore, India.

     Joanna King has served as our Vice President of Marketing since May 2000 and as our Director of European Marketing since February 2000. From 1999 to 2000, Ms. King served as Worldwide Brand Communications Director of Visio Corporation, an international software company. Ms. King served as the European Marketing Communications Director for Visio from 1997 to 1999, and as the European Marketing Communications Manager from 1994 to 1997. Ms. King received a marketing diploma from the Chartered Institute of Marketing.

     C. Jeff Dekker has served as our Vice President, Controller since May 2000 and as Controller since June 1999. From 1993 to 1999, Mr. Dekker served as Controller of NxTrend Technology, Inc., a wholesale distribution software company. Mr. Dekker was Manager of General Accounting at ITT Rayonier Port Angeles Pulp Division, Port Angeles, Washington from 1989 to 1993. Prior to 1989, he was employed by KPMG Peat Marwick in Los Angeles. Mr. Dekker holds a B.S. in Accounting from Utah State University and is a certified public accountant.

     Noel J. Fenton has served as a member of our board of directors since 1997. Mr. Fenton has served as a General Partner of Trinity Ventures since 1986. From 1966 to 1986, Mr. Fenton co-founded several technology companies, and has served as Chief Executive Officer of Acurex and Covalent Systems Corporation. Mr. Fenton serves as a director of SciQuest.com. Mr. Fenton holds a B.S. from Cornell University and an M.B.A. from the Stanford Graduate School of Business.

     Nancy J. Schoendorf has served as a member of our board of directors since 1996. Ms. Schoendorf has served as the Managing Partner of Mohr, Davidow Ventures since 1997, and as General Partner of Mohr, Davidow Ventures from 1993 to 1997. Ms. Schoendorf serves as a director of Agile Software Corporation, BroadBase Software, Inc. and Onvia.com, Inc. Ms. Schoendorf holds a B.S. from Iowa State University and an M.B.A. from Santa Clara University.

     Thomas G. Washing has served as a member of our board of directors since 1995. Mr. Washing has served as the Managing Partner of Sequel Venture Partners since 1996. From 1994 to 1996, Mr. Washing was a private investor and consultant to a number of technology companies. From 1986 to 1994, Mr. Washing served as a partner in the private equity investment firm of Hill, Carman & Washing. Mr. Washing holds a B.A. from Dartmouth College and a J.D. from the University of Michigan School of Law.

     Steven L. Scheid has served as a member of our board of directors since June 2000. Mr. Scheid has served as Vice Chairman and Enterprise President for financial products and services at The Charles Schwab Corporation since 1999. Mr. Scheid previously served as Chief Financial Officer of the Charles Schwab Corporation from 1996 until 1999. From 1990 to 1996, he was Executive Vice President for First Interstate Bancorp, and principal financial officer from 1995 to 1996. Mr. Scheid holds a B.S. from Michigan State University and is a certified public accountant.

BOARD OF DIRECTORS

     Upon completion of the offering, the terms of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I director is Noel Fenton, the Class II directors are Nancy Schoendorf and Tom Washing, and the Class III directors are Steven Scheid and Barbara Mowry. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms expire will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in our control.

BOARD COMMITTEES

     Audit Committee. The board of directors has established an audit committee consisting of Steven Scheid, chairman, Thomas Washing and Nancy Schoendorf. The audit committee reviews with our independent accountants the scope and timing of their audit services and any other services they are asked to perform, the independent accountants' report on our consolidated financial statements following completion of their audit, and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee makes annual recommendations to our board of directors for the appointment of independent accountants for the ensuing year.

     Compensation Committee. The board of directors has established a compensation committee consisting of Thomas Washing, chairman, and Noel Fenton. The compensation committee makes recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

DIRECTOR COMPENSATION

     Our directors do not receive any cash compensation for their services as directors but are reimbursed for their reasonable travel expenses in attending meetings of the board of directors. Our non-employee directors are eligible to participate in our 2000 Equity Incentive Plan. Non-employee directors not previously designated by certain holders of our preferred stock receive an initial stock grant of 10,000 non-qualified stock options upon joining the board of directors and thereafter receive 8,000 non-qualified stock options per year vesting over a four-year period. Each such non-employee director who serves as a committee chairperson receives 800 additional such options per year, vesting over a four-year period. Our other directors do not receive any compensation for such service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, Thomas Washing and Nancy Schoendorf served as the members of our compensation committee. Current members of our compensation committee are Thomas Washing, chairman, and Noel Fenton. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has an executive officer serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table presents information regarding the compensation earned by our chief executive officer and each of our four other highest-paid executive officers whose total salary and bonus exceeded $100,000 for the year ended December 31, 1999, collectively referred to below as the Named Executive Officers, for services rendered in all capacities to us during the year ended December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                             ANNUAL         ------------
                                                          COMPENSATION       SECURITIES
                                                       ------------------    UNDERLYING       ALL OTHER
             NAME AND PRINCIPAL POSITION                SALARY     BONUS    OPTIONS/SARS    COMPENSATION
             ---------------------------               --------   -------   ------------   ---------------
Barbara J. Mowry, Chairman of the Board and Chief
  Executive Officer..................................  $259,375   $75,000(1)        --          $ --
Christopher W. Beall, Chief Strategy and Corporate
  Development Officer................................   180,308        --           --            --
Dush Ramachandran, Vice President of Global Sales....   177,708        --           --           365(2)
Michael R. Neal, Chief Technology Officer............   133,958     5,000       30,000            --
Kathleen J. Cunningham, Chief Financial Officer,
  Treasurer and Assistant Secretary(3)...............   122,000    45,770(1)   247,500            --

------------

(1) Stock bonus.

(2) Reimbursement of moving expenses.

(3) We hired Ms. Cunningham in May 1999.

OPTION GRANTS IN LAST YEAR

     The following table designates each grant of stock options to each of the Named Executive Officers during the year ended December 31, 1999. All of these options were granted under our incentive plans during the year ended December 31, 1999.

     The percentages in the column entitled "Percent of Total Options Granted to Employees in 1999" are based on an aggregate of 1,120,354 options granted to our employees under our incentive plans during the year ended December 31, 1999. The exercise price of each option is equal to the fair market value of our common stock as determined by the board of directors on the date of grant, taking into account the purchase price paid by investors for shares of our preferred stock, the liquidation preferences and other rights, privileges and preferences associated with the preferred stock, and an evaluation by our board of directors of our overall business performance, revenue, operating history and prospects.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock price appreciation of 5% and 10% as required by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon the assumed initial public offering price of
$     per
share, appreciates at the indicated rate for the entire term of the options, and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                                                   INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                  ---------------------------------------------------      VALUE AT ASSUMED
                                  NUMBER OF     PERCENT OF                              ANNUAL RATES OF STOCK
                                  SECURITIES   TOTAL OPTIONS                              PRICE APPRECIATION
                                  UNDERLYING    GRANTED TO     EXERCISE                    FOR OPTION TERM
                                   OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
              NAME                 GRANTED         1999        PER SHARE      DATE         5%          10%
              ----                ----------   -------------   ---------   ----------   ---------   ----------
Barbara J. Mowry................        --            --%        $  --           --     $           $
Christopher W. Beall............        --            --            --           --
Kathleen J. Cunningham..........   247,500(1)       22.1           .50       5/2/09
Michael R. Neal.................    30,000(2)        2.7          1.67      10/5/09
Dush Ramachandran...............        --            --            --           --

------------

(1) 25% of the options vested on May 3, 2000. The remaining 75% vest in 36 equal monthly installments thereafter.

(2) 25% of the options vest on October 6, 2000. The remaining 75% vest in 36 equal monthly installments thereafter.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES

     The following table presents for each of the Named Executive Officers the number of options exercised during the year ended December 31, 1999, and the number and value of securities underlying unexercised options that are held by each of the Named Executive Officers as of December 31, 1999. The heading "Unvested" includes shares subject to repurchase as of December 31, 1999. The numbers in the column entitled "Value of Unexercised In-the-Money Options as of December 31, 1999" are based on an assumed initial public offering price of
$     per share and net of the exercise price payable for these shares.

                                                          NUMBER OF
                                                         SECURITIES
                                                         UNDERLYING       VALUE OF UNEXERCISED
                                                         UNEXERCISED          IN-THE-MONEY
                                                        OPTIONS AS OF        OPTIONS AS OF
                              SHARES                  DECEMBER 31, 1999    DECEMBER 31, 1999
                            ACQUIRED ON     VALUE     -----------------   --------------------
                             EXERCISE     REALIZED    VESTED   UNVESTED    VESTED    UNVESTED
                            -----------   ---------   ------   --------   --------   ---------
Barbara J. Mowry..........    507,811     $           56,252   635,937    $          $
Christopher W. Beall......    198,750                 16,875   129,375
Kathleen J. Cunningham....     61,875(1)                  --   247,500
Michael R. Neal...........     37,500                  6,250   136,250
Dush Ramachandran.........         --                 11,250    33,750

------------

(1) All of the shares were subject to repurchase as of December 31, 1999.

EMPLOYEE BENEFIT PLANS

     2000 EQUITY INCENTIVE PLAN

     Our 2000 Equity Incentive Plan was originally adopted as the 1995 Stock Option Plan. The 1995 Stock Option Plan was subsequently amended and restated as the 1995 Amended and Restated Stock Option Plan and then amended and restated as the 1999 Equity Incentive Plan. Its most recent amendment and restatement, the 2000 Equity Incentive Plan, was adopted by our board of directors on August 2, 2000, and is expected to be approved by our stockholders prior to the effective date of the registration statement of which this prospectus is a part. The 2000 equity incentive plan is effective on the closing date of this offering, therefore no grants have been made under the 2000 equity incentive plan to date. There is currently an aggregate of 7,950,000 shares of common stock authorized for issuance under the 2000 equity incentive plan.

     On January 1 of each year for 10 years beginning on January 1, 2001, the number of shares reserved under the incentive plan automatically will be increased by 2% of the lesser of:

      -- the total number of our shares outstanding on a fully-diluted basis on such January 1; or

      -- the total number of our shares outstanding on a fully-diluted basis on the effective date of the 2000 equity incentive plan.

     However, our board of directors may provide for a lesser increase each year. The automatic share reserve increase in the aggregate may not exceed 7,000,000 shares over the 10-year period.

     The incentive plan will terminate on August 1, 2010, unless sooner terminated by our board of directors, or by a committee thereof. As of August 25, 2000:

      -- awards of or options to purchase 3,432,821 shares at a weighted average price of $2.38 per share were outstanding; and

      -- 2,137,176 shares remained available for future stock awards under the incentive plan.

     Awards issued under the incentive plan prior to its amendment and restatement as the 2000 equity incentive plan will be governed by the terms of the plan and applicable option agreements in effect prior to such amendment and restatement. In general, those terms are identical to those described in this section except as indicated in this section.

     The terms of options granted under the incentive plan may not exceed ten years. Our board of directors or a committee thereof determines the exercise price of options granted under the incentive plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant, and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of the option grant. Options granted under the incentive plan vest at the rate specified in the option agreement. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution, unless the optionee holds a nonstatutory stock option that provides for transfer in the stock option agreement. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us or any of our affiliates ceases for any reason may exercise vested options for the term provided in the option agreement, which will generally be three months after termination.

     No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of our total combined voting power or of any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year, under the incentive plan and all of the other stock plans of our affiliates, may not exceed $100,000.

     Pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under our incentive plan covering more than 1,500,000 shares of common stock in any calendar year.

     Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan. Under its general authority to grant and to amend options, our board of directors or a committee thereof has the authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Internal Revenue Code Section 162(m) limitation set forth above.

     Options granted under the 2000 incentive plan may include a right entitling the optionee to a further option in the event the optionholder exercises the option by surrendering other shares of common stock.

     Restricted stock purchase awards granted under the incentive plan may be subject to a repurchase option in favor of us in accordance with a vesting schedule determined by our board of directors or a committee thereof. The price of a restricted stock purchase award under the incentive plan cannot be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded in consideration of past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement under the incentive plan generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

     Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, our board of directors will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan. It also will adjust outstanding awards as to the class, number of shares and price per share subject to options under the incentive plan.

     If we dissolve or liquidate, the outstanding stock awards will terminate immediately prior to this event. Except for stock options granted under versions of the incentive plan in effect prior to March 10, 1999, if there is any sale of substantially all of our assets, any merger, reverse merger or any consolidation in which we are not the surviving corporation, or any acquisition by certain persons, entities or groups of 50% or more of our stock, either:

      -- all outstanding awards under the incentive plan will be assumed or substituted for by any surviving entity, and

      -- award holders having been in service with us and our affiliates for at least 12 months prior to such transaction will be entitled to either an additional 12 months vesting or the vesting of 25% of his or her remaining unvested awards, whichever is greater, and

      -- the vesting of award holders whose continuous service is involuntarily terminated without cause within 24 months after such transaction generally will accelerate in full; or

      -- if the surviving entity determines not to assume or substitute for such awards, the vesting provisions of all stock awards generally will be accelerated in full and the awards terminated if not exercised prior to such transaction.

     In addition, as of August 25, 2000, there were outstanding options to purchase approximately 1,182,364 shares of our common stock granted under versions of the incentive plan in effect prior to March 10, 1999, which will vest in full in the event of any merger, reverse merger or consolidation in which we are not the surviving corporation or in the event of any acquisition by certain persons, entities or groups of 50% or more of our stock.

     2000 EMPLOYEE STOCK PURCHASE PLAN

     Adoption. Our board of directors adopted the 2000 Employee Stock Purchase
Plan on July 17, 2000, and our stockholders approved it on           , 2000.

     We authorized the issuance of 2,000,000 shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan. On December 31 of each year for 10 years, beginning on December 31, 2000, the number of shares in the purchase plan reserve automatically will be increased by the greater of:

      --   2% of our outstanding shares on a fully-diluted basis; or

      -- that number of shares that have been issued under the purchase plan during the prior 12-month period.

     However, our board of directors may provide for a lesser increase each year. The automatic share reserve increase in the aggregate may not exceed 7,000,000 shares over the 10-year period.

     The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our employees and the employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if, immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock.

     Our board of directors has the authority to set the terms of an offering under the purchase plan. It may specify offerings of up to 27 months where common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

      -- 85% of the fair market value of a share on the first day of the offering; or

      --   85% of the fair market value of a share on the purchase date.

     For the first offering, which will begin on the closing date of this initial public offering, we will offer shares registered on a Form S-8 registration statement. The fair market value of the shares on the first date of this offering will be the price per share at which our shares are first sold to the public as specified in the final prospectus with respect to our initial public offering. Otherwise, fair market value generally means the closing sales price, rounded up where necessary to the nearest whole cent, for such shares, or the closing bid, if no sales were reported, as quoted on the Nasdaq National Market on the last trading day prior to the relevant determination date.

     Our board of directors may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering on the first day of the next purchase period. These employees will purchase our stock at the lower of:

      -- 85% of the fair market value of a share on the first day of the purchase period that they began participating in the purchase plan; or

      --   85% of the fair market value of a share on the purchase date.

     Our board of directors has determined that participants may authorize payroll deductions of up to 15% of their compensation, including salaries and wages, bonuses, commissions, overtime, incentive pay and other compensation payments, but excluding severance, for the purchase of stock under the purchase plan. These employees may end their participation in the offering at any time up to ten days before a purchase date. Their participation ends automatically on termination of their employment.

     A participant's right to purchase our stock under the purchase plan, plus any other purchase plans established by us or by our affiliates, is limited. It may accrue at a rate of no more than $25,000 of the fair market value of our stock for each calendar year in which the purchase right is outstanding. We determine the fair market value of our stock, for the purpose of this limitation, as of the first day of the offering.

     Upon a change in control, our board of directors may provide that the successor corporation will assume or substitute for outstanding purchase rights under our purchase plan. Alternatively, our board of directors may shorten the offering period and provide that our stock will be purchased for the participants immediately before the change in control.

     The purchase plan will not be effective until the closing of this initial public offering. Therefore, as of the date hereof, no shares of common stock have been purchased under the purchase plan.

     The purchase plan has no set termination date. Our board of directors may terminate the purchase plan at any time after the end of an offering.

401(K) Plan

     Our employees are eligible to participate in our 401(k) plan. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, which is $10,500 in 2000. Employees may contribute this amount on a pre-tax basis to the 401(k) plan. Employees direct the investment of the assets of the 401(k) plan in up to ten different investment funds. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn. Our matching and profit sharing contributions are discretionary.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

      -- any breach of the director's duty of loyalty to us or our stockholders;

      -- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

      -- unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

      -- any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation requires us to indemnify our directors to the full extent permitted by Delaware law. Additionally, our bylaws require us to indemnify our directors and officers, and allow us to indemnify our employees and other agents, to the full extent permitted by Delaware law. We intend to enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law and that may provide additional procedural protection. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. The indemnification agreements require us, among other things, to:

      -- indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors; and

      -- advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions.

     Our bylaws also permit us to, and we intend to, purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

     Since January 1, 1997, there has been no transaction or series of transactions to which we were a party involving $60,000 or more and in which any executive officer, director or holder of more than 5% of our capital stock had a material interest other than the transactions described below.

SALES OF PREFERRED STOCK TO EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT STOCKHOLDERS

     Since January 1, 1997, we have issued shares of preferred stock in private placement transactions to the following persons who are our executive officers, directors or principal stockholders:

                                                   SERIES B    SERIES C    SERIES D    SERIES E
                                                   PREFERRED   PREFERRED   PREFERRED   PREFERRED
INVESTOR                                             STOCK       STOCK       STOCK       STOCK
--------                                           ---------   ---------   ---------   ---------
Executive Officers
  Dush Ramachandran(1)...........................         --      60,000          --          --
Entities Affiliated with Directors
  Mohr Davidow Ventures(2).......................  2,486,188   1,149,863     359,694     384,300
  Sequel Venture Partners(3).....................  1,632,598     797,119     240,358     256,800
  Trinity Ventures(4)............................         --   1,630,435     161,287     172,323
5% Stockholders
  Bowman Capital Management(5)...................         --          --          --   1,764,706
  W.W. Grainger, Inc. ...........................         --          --   2,293,578          --

------------

(1) Includes shares issued to Dush Ramachandran, his spouse and the Ramachandran Family Trust in connection with our acquisition of Antaeus Systems, Inc.

(2) Affiliates of Mohr Davidow Ventures include Mohr, Davidow Ventures IV, L.P. and MDV IV Entrepreneurs' Network Fund, L.P. Nancy Schoendorf, one of our directors, is the Managing Partner of Mohr Davidow Ventures. Includes shares issued in July 1996.

(3) Affiliates of Sequel Venture Partners include Sequel Limited Partnership and Sequel Euro Limited Partnership. Thomas Washing, one of our directors, is the Managing Partner of Sequel Venture Partners.

(4) Affiliates of Trinity Ventures include Trinity Ventures V, L.P. and Trinity V Side-by-Side Fund, L.P. Noel Fenton, one of our directors, is a General Partner of Trinity Ventures.

(5) Affiliates of Bowman Capital Management include Spinnaker Clipper Fund, L.P., Spinnaker Crossover Institutional Fund, L.P. and Spinnaker Crossover Fund, L.P.

     The preferred stock purchased by these directors, executive officers and affiliates was purchased on the same terms and conditions as the preferred stock purchased by other investors. The preferred stock is convertible into common stock at the rate of one share of common stock for each share of preferred stock.

OTHER SALES OF STOCK TO EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT
STOCKHOLDERS

     In April 1998, we sold 215,001 shares of our common stock to Dush Ramachandran, his spouse and the Ramachandran Family Trust in connection with our acquisition of Antaeus Systems, Inc.

     In January 1999, we issued 20,923 shares of our common stock to Dush Ramachandran, his spouse and the Ramachandran Family Trust pursuant to certain performance thresholds being achieved in connection with our acquisition of Antaeus Systems, Inc.

     In March 2000, we issued 100,429 shares of our common stock to Dush Ramachandran, his spouse and the Ramachandran Family Trust pursuant to certain performance thresholds being achieved in connection with our acquisition of Antaeus Systems, Inc.

REGISTRATION RIGHTS

     Pursuant to the third amended and restated investor rights agreement, dated as of September 13, 1999, among us and some of our investors, these investors have certain registration rights for the shares of common stock held by them. These investors have waived their registration rights in connection with this offering. See "Description of Capital Stock--Registration Rights" for a description of these registration rights.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of August 25, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby, held by:

      --   each of our Named Executive Officers and directors;

      --   all current executive officers and directors as a group; and

      -- each person or entity who is known by us to beneficially own 5% or more of our outstanding common stock.

     Unless otherwise indicated, the address for each of the named individuals is c/o Requisite Technology, Inc., 10355 Westmoor Drive, Suite 205, Westminster, Colorado 80021. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

     Applicable percentage ownership in the table is based on 22,786,242 shares
of common stock outstanding as of August 25, 2000, and           shares
outstanding immediately following the completion of this offering, assuming the underwriters' over-allotment option is not exercised and the conversion of all shares of our outstanding preferred stock into common stock. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of August 25, 2000, are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Entries denoted by an asterisk represent an amount less than 1%.

                                                                                PERCENTAGE OF
                                                                                COMMON STOCK
                                                               NUMBER OF     BENEFICIALLY OWNED
                                                                 SHARES      -------------------
                                                              BENEFICIALLY   PRIOR TO    AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                             OWNED       OFFERING   OFFERING
------------------------------------                          ------------   --------   --------
Mohr Davidow Ventures(1)....................................    4,380,045      19.2%          %
Sequel Venture Partners(2)..................................    2,926,875      12.8
W.W. Grainger, Inc.(3)......................................    2,293,578      10.1
Trinity Ventures(4).........................................    1,964,045       8.6
Bowman Capital Management, LLC(5)...........................    1,764,706       7.7
Barbara J. Mowry(6).........................................      857,013       3.7
Christopher W. Beall(7).....................................      254,699       1.1
Kathleen J. Cunningham(8)...................................       93,692         *
Michael R. Neal(9)..........................................       91,374         *
Dush Ramachandran(10).......................................      416,040       1.8
Noel J. Fenton(11)..........................................    1,964,045       8.6
Steven L. Scheid............................................            0         *
Nancy J. Schoendorf (12)....................................    4,380,045      19.2
Thomas G. Washing(13).......................................    3,208,311      14.1
All directors and executive officers as a group (13
  persons)(14)..............................................   11,355,217      49.1

                                                        (Footnotes on next page)

------------

 (1) Consists of 191,749 shares held by MDV IV Entrepreneurs' Network Fund, L.P. and 4,188,296 shares held by Mohr, Davidow Ventures IV, L.P. The address of each such entity is 2775 Sand Hill Road, Suite 240, Menlo Park, California 94025.

 (2) Consists of 946,398 shares held by Sequel Euro Limited Partnership and 1,980,477 shares held by Sequel Limited Partnership. The address of each such entity is 4430 Arapahoe Avenue, Suite 220, Boulder, Colorado 80303.

 (3) The address of W.W. Grainger, Inc. is 100 Grainger Parkway, Lake Forest, Illinois 60045.

 (4) Consists of 106,886 shares held by Trinity V Side-by-Side Fund, L.P. and 1,857,159 shares held by Trinity Ventures V, L.P. The address of each such entity is 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, California 94025.

 (5) Consists of 11,119 shares held by Spinnaker Clipper Fund, L.P., 24,243 shares held by Spinnaker Crossover Fund, L.P. and 1,729,344 shares held by Spinnaker Crossover Institutional Fund, L.P. The address of each such entity is 1875 South Grant Street, Suite 600, San Mateo, California 94402.

 (6) Includes 649,997 shares held by Ms. Mowry jointly with her spouse and 159,376 shares subject to options exercisable within 60 days of August 25, 2000.

 (7) Includes 49,219 shares subject to options exercisable within 60 days of August 25, 2000.

 (8) Includes 20,625 shares subject to options exercisable within 60 days of August 25, 2000.

 (9) Includes 13,749 shares subject to options exercisable within 60 days of August 25, 2000.

(10) Includes 99,088 shares held by Mr. Ramachandran's spouse, 98,694 shares held by the Ramachandran Family Trust and 19,687 shares subject to options exercisable within 60 days of August 25, 2000.

(11) Consists solely of shares held by Trinity Ventures. See Note 4 above. Mr. Fenton is a member of Trinity TVL V, L.L.C., the general partner of Trinity V Side-by-Side Fund, L.P. and Trinity Ventures V, L.P., and as such has shared voting and investment power with respect to the shares held by such entities. Mr. Fenton disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(12) Consists solely of shares held by Mohr Davidow Ventures. See Note 1 above. Ms. Schoendorf is a member of Fourth MDV Partners, L.L.C., the general partner of MDV IV Entrepreneurs' Network Fund, L.P. and Mohr, Davidow Ventures IV, L.P., and as such has shared voting and investment power with respect to the shares held by such entities. Ms. Schoendorf disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(13) Includes 2,926,875 shares held by Sequel Venture Partners. See Note 2 above. Mr. Washing is a managing member of Sequel Venture Partners, L.L.C., the general partner of Sequel Euro Limited Partnership and Sequel Limited Partnership, and as such has shared voting and investment power with respect to the shares held by such entities. Mr. Washing disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 22,500 shares held by Mr. Washing's spouse, of which 15,000 shares are held by her as trustee for the benefit of Mr. Washing's daughter; Mr. Washing disclaims beneficial ownership of such shares.

(14) Includes an aggregate of 345,154 shares subject to options exercisable within 60 days of August 25, 2000. Also, see Notes 6 through 13 above.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

     The following is a summary of our capital stock. Our certificate of incorporation and bylaws to be effective upon the closing of this offering and the provisions of applicable law provide further information about our capital stock, and the following summary is qualified by reference to our certificate of incorporation and bylaws.

COMMON STOCK

     Assuming the conversion of all outstanding shares of our preferred stock into common stock, as of August 25, 2000, we had 22,786,242 shares of common stock outstanding held of record by approximately 160 stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following rights:

      -- to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine in its sole discretion;

      -- one vote for each share held on all matters submitted to a vote of stockholders; and

      -- upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

     Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment, duly and validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that we may issue in the future.

PREFERRED STOCK

     Upon completion of this offering, all outstanding shares of preferred stock will be converted on a one-to-one basis into 17,265,176 shares of common stock. However, following this conversion, under our certificate of incorporation to be effective upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

     Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, have the effect of delaying, deferring or preventing a change in our control. We have no current plans to issue any shares of preferred stock.

WARRANTS

     In October 1996, we issued to Comdisco, Inc. a warrant to purchase an aggregate of 20,625 shares of Series B preferred stock at an exercise price of $1.21 per share. The warrant may be exercised at any time before the later of ten years after issuance of the warrant or five years after the closing of this offering.

     In December 1997, we issued to Comdisco, Inc. a warrant to purchase an aggregate of 13,044 shares of Series C preferred stock at an exercise price of $1.53 per share. The warrant may be exercised at any time before the later of ten years after issuance of the warrant or five years after the closing of this offering.

     In December 1999, we issued to GE Capital Equity Investments, Inc. a warrant to purchase an aggregate of 3,750 shares of common stock at an exercise price of $2.33 per share. The warrant may be exercised at any time before the earlier of five years after issuance of the warrant or the closing of this offering.

REGISTRATION RIGHTS

     Following this offering, the holders of 17,085,196 shares of our preferred stock, convertible into 17,085,196 shares of common stock, and 20,625 shares of stock issuable upon exercise of warrants will have rights to register those shares under the Securities Act and our third amended and restated investor rights agreement. Subject to limitations in the third amended and restated investor rights agreement, the holders of a majority of these shares, so long as the aggregate offering price is at least $15,000,000, may require, on two occasions, that we use our best efforts to register these shares for public resale. If we register any of our shares of common stock for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Any holder or holders of these shares may also require us to register all or a portion of their registrable securities in a registration statement on Form S-3 when we are eligible to use that form, provided, among other limitations, that the proposed aggregate price to the public is at least $750,000 and that we have not effected two of these registrations in any 12-month period. We will pay all fees, costs and expenses of these registrations, other than underwriting discounts and commissions. These rights terminate on the earlier of the date which is five years from the closing of this offering or the date when all shares of a holder can be sold by the holder under Rule 144 of the Securities Act during any 90-day period.

     All of the registration rights described above are subject to conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of shares of common stock to be included in a registration. Registration of any shares of common stock held by holders with registration rights would result in these shares being freely tradeable without restriction under the Securities Act upon the effective date of the registration. Pursuant to the third amended and restated investor rights agreement, dated September 13, 1999, among us and some of our investors, these investors have certain registration rights for the shares of common stock held by them. All holders of registration rights have waived these rights in connection with this offering.

ANTITAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits any publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date of the transaction in which the stockholder became an interested stockholder, unless:

      -- prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

      -- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

      -- on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines a business combination to include:

      -- any merger or consolidation involving the corporation and the interested stockholder;

      -- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

      -- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

      -- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

      -- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation's voting stock.

     CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. After the closing of this offering, our bylaws will provide that, except as otherwise required by law or by our certificate of incorporation, special meetings of the stockholders can only be called by a resolution adopted by the chairman of our board of directors, our chief executive officer or a majority of our board of directors. Our certificate of incorporation and bylaws will provide that our board of directors will be divided into three classes, with each class serving staggered three-year terms. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. Our certificate of incorporation will authorize undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could discourage potential acquisition proposals and could delay or prevent a change in our control or management. The amendment of any of these provisions would require approval by holders of at least two-thirds of our outstanding common stock.

     These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal, and to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions also are designed to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from rumored or actual takeover attempts.

TRANSFER AGENT AND REGISTRAR

     Upon the closing of this offering, the transfer agent and registrar for our common stock will be ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could adversely affect prevailing market prices.

     Upon completion of this offering, we will have outstanding           shares
of common stock, assuming no exercise of the underwriters' over-allotment
option. Of these outstanding shares, the           shares sold in this offering
through the underwriters will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act, generally may be sold only in compliance with the limitations of Rule 144 described below. Shares purchased by affiliates also will be restricted from sale until 180 days after the date of this prospectus pursuant to lock-up agreements between these affiliates and the underwriters.

     The remaining 22,786,242 shares of common stock outstanding upon completion of this offering will be "restricted securities," as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

     The amount of restricted securities that will be available for sale in the public market, taking into account the lock-up agreements described below and subject in some cases to the volume limitations and other restrictions of Rule 144, will be as follows:

                                       APPROXIMATE SHARES
DAYS AFTER DATE OF                        ELIGIBLE FOR
THIS PROSPECTUS                           FUTURE SHARE                     COMMENT
------------------                     ------------------                  -------
On Effectiveness....................                         Freely tradeable shares sold in
                                                             offering
180 Days............................       22,534,557        180 day lock-up expires; shares
                                                             salable under Rule 144 or 701
More than 180 Days..................          251,685        Restricted securities held for one
                                                             year or less

     Shares issued upon exercise of options granted by us to any of our employees or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the public information, holding period, volume limitation or notice provisions of Rule 144, and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restriction. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of
(1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales under Rule 144 also are subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We have reserved an aggregate of 7,950,000 shares of common stock for issuance pursuant to our 1999 equity incentive plan, which will be amended and restated as the 2000 equity incentive plan concurrently with the closing of this offering. As of August 25, 2000, options to purchase an aggregate of 3,432,821 shares of common stock were outstanding and 2,137,176 shares remained available for future option grants under our 1999 equity incentive plan. We have also reserved an aggregate of 2,000,000 shares of common stock for issuance pursuant to our 2000 employee stock purchase plan. The 2000 employee stock purchase plan will not be effective until the closing of this offering. Therefore, as of August 25, 2000, no shares of our common stock have been purchased under this plan. We intend to file registration statements on Form S-8 under the Securities Act approximately 90 days after the date of this prospectus to register all of the shares of common stock issued or reserved for issuance under our 2000 equity incentive plan and 2000 employee stock purchase plan. After the filing of related registration statements, shares of common stock issued under these plans will be freely tradable in the public market, subject in the case of the holders to the Rule 144 limitations applicable to our affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by us.

     Our officers, directors and substantially all other stockholders have agreed with Morgan Stanley & Co. Incorporated not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the offering without the consent of Morgan Stanley & Co. Incorporated.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Dain Rauscher Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                                 NUMBER
NAME                                                           OF SHARES
----                                                           ----------
Morgan Stanley & Co. Incorporated...........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Dain Rauscher Incorporated..................................

                                                               ----------
          Total.............................................
                                                               ==========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are taken. Morgan Stanley Dean Witter Online, an affiliate of Morgan Stanley & Co. Incorporated, is acting as a selected dealer in connection with the offering and will be the sole distributor of shares of common stock over the Internet to its eligible account holders.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. No
underwriter will allow, and no dealer will reallow, any concession to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number located next to that underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is
exercised in full, the total price to the public would be $     , the total
underwriters' discounts and commissions would be $     and the total proceeds to
us would be $     .

     At our request, the underwriters expect to reserve for sale at the initial
public offering price up to      shares offered by this prospectus for our
employees, officers and directors. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     We, the directors, officers and substantially all of our other stockholders, and substantially all individuals holding options to acquire shares of our common stock that will be vested within the 180-day period after the date of this prospectus, have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

      -- the sale of shares to the underwriters under the underwriting agreement; or

      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there was no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our record of operations; our current financial position and future prospects; the experience of our management; sales, earnings and certain of our other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP, Boulder, Colorado. An investment partnership affiliated with Cooley Godward LLP owns 22,936 shares of our Series D preferred stock, which will convert into an equal number of shares of our common stock upon completion of this offering. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus and registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

                             CHANGE IN ACCOUNTANTS

     Effective January 11, 2000, Arthur Andersen LLP was engaged as our independent accountants and replaced PricewaterhouseCoopers LLP, who were dismissed as our independent accountants. The decision to change independent accountants was approved by our Board of Directors. PricewaterhouseCoopers LLP reported on our financial statements as of and for the years ended December 31, 1997 and 1998. The report of PricewaterhouseCoopers LLP on those financial statements did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with their audits as of and for the years ended December 31, 1997 and 1998 and through January 11, 2000, we did not have any disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their report on the financial statements for such periods. PricewaterhouseCoopers LLP has not audited or reported on any financial statements or information included in this prospectus. For purposes of this filing, the financial statements for the years ended December 31, 1997 and 1998 have been audited by Arthur Andersen LLP. Prior to retaining Arthur Andersen LLP, we had not consulted with Arthur Andersen LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                      WHERE TO FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with it. For further information about us and our common stock, reference is made to the registration statement and the exhibits and schedules filed with it. With respect to statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, reference is made to the copy of such agreement or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the exhibits and schedules.

     You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms and the Securities and Exchange Commission's website, which is described above.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Arthur Andersen LLP, Independent Public
  Accountants...............................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-7
Notes to Consolidated Financial Statements..................   F-9

     After the stock split discussed in Note 2 to the Company's Financial Statements is effected, we expect to be in a position to render the following audit report.

                                     ARTHUR ANDERSEN LLP

Denver, Colorado,
  August 30, 2000.

                            ------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Requisite Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Requisite Technology, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Requisite Technology, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Denver, Colorado,
  August 30, 2000 (except with respect
  to the stock split discussed in Note 2,
  as to which the date is             , 2000).

                           REQUISITE TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                               PRO FORMA
                                                                 DECEMBER 31,                  ---------
                                                              -------------------   JUNE 30,   JUNE 30,
                                                                1998       1999       2000       2000
                                                              --------   --------   --------   ---------
                                                                                        (UNAUDITED)
                                                                                          (NOTE 2)
                                           ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  6,662   $ 22,541   $ 19,247
  Accounts receivable--trade................................       785      3,763      4,784
  Prepaid and other assets..................................        25        376        357
                                                              --------   --------   --------
         Total current assets...............................     7,472     26,680     24,388
                                                              --------   --------   --------
PROPERTY AND EQUIPMENT, net.................................       710      2,189      7,048
OTHER ASSETS, net...........................................        40         91        930
GOODWILL, net...............................................       630        349        210
                                                              --------   --------   --------
         Total assets.......................................  $  8,852   $ 29,309   $ 32,576
                                                              ========   ========   ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $    294   $    866   $  1,874
  Accrued liabilities and other.............................       295        257      2,283
  Deferred revenue..........................................     1,181      4,623     11,119
  Current portion of capital leases.........................       222        227        161
                                                              --------   --------   --------
         Total current liabilities..........................     1,992      5,973     15,437
CAPITAL LEASES, net of current portion......................       347        128         88
DEFERRED REVENUE, net of current portion....................       362        215        669
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Convertible preferred stock, $0.001 par value per share:
         Series A, 284,445, 284,445 and 506,130 shares
           issued and outstanding actual, 0 pro forma,
           respectively; $256, $256 and $456 liquidation
           value, respectively..............................       256        256        271   $     --
         Series B, 4,678,176 shares issued and outstanding
           actual, 0 pro forma; $5,645 liquidation value....     5,645      5,645      5,645         --
         Series C, 4,419,129 shares issued and outstanding
           actual, 0 pro forma; $6,776 liquidation value....     6,776      6,776      6,776         --
         Series D, 3,249,998 shares issued and outstanding
           actual, 0 pro forma; $7,085 liquidation value....     7,085      7,085      7,085         --
         Series E, 0, 4,411,763 and 4,411,763 shares issued
           and outstanding actual, 0 pro forma,
           respectively; $25,000 liquidation value..........        --     24,968     24,968         --
  Common stock, $0.001 par value per share, 25,275,000,
    30,000,000 and 30,000,000 shares authorized,
    respectively; 3,140,602, 4,766,634 and 5,416,077 shares
    issued, respectively; 3,140,602, 4,721,635 and 5,371,077
    shares outstanding, respectively, actual; 100,000,000
    shares authorized, 22,681,273 shares issued and
    22,636,273 shares outstanding, pro forma................         3          5          5         22
  Additional paid-in capital................................       355      1,126      4,111     48,839
  Stock issuable for earn-out (Note 5)......................       124      2,390         --         --
  Treasury stock............................................        --       (255)      (255)      (255)
  Options and warrants......................................     1,620      5,207     20,749     20,749
  Deferred stock-based compensation.........................    (1,500)    (4,322)   (18,482)   (18,482)
  Accumulated deficit.......................................   (14,204)   (25,895)   (34,590)   (34,590)
  Accumulated other comprehensive (loss) income.............        (9)         7         99         99
                                                              --------   --------   --------   --------
         Total stockholders' equity.........................     6,151     22,993     16,382   $ 16,382
                                                              --------   --------   --------   ========
         Total liabilities and stockholders' equity.........  $  8,852   $ 29,309   $ 32,576
                                                              ========   ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                           REQUISITE TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                  FOR THE SIX MONTHS ENDED
                                            FOR THE YEARS ENDED DECEMBER 31,              JUNE 30,
                                          -------------------------------------   -------------------------
                                             1997         1998         1999          1999          2000
                                          ----------   ----------   -----------   -----------   -----------
                                                                                         (UNAUDITED)
REVENUE:
  Content management fees...............  $       --   $       --   $        81   $        --   $       865
  Content creation fees.................         102          942         3,350         1,246         3,148
  Royalty and license fees..............         100          308         2,707           608         9,742
  Engineering and consulting fees.......          15          137         1,161           704           431
                                          ----------   ----------   -----------   -----------   -----------
         Total revenue..................         217        1,387         7,299         2,558        14,186
                                          ----------   ----------   -----------   -----------   -----------
OPERATING EXPENSES:
  Cost of operations (excludes
    stock-based compensation, see Note
    7)..................................       1,303        2,315         4,943         1,622         6,115
  Selling and marketing (excludes
    stock-based compensation, see Note
    7)..................................       1,151        1,818         4,984         1,464         9,624
  Research and development (excludes
    stock-based compensation, see Note
    7)..................................       2,029        1,949         3,168         1,276         2,237
  General and administrative (excludes
    stock-based compensation, see Note
    7)..................................         844        1,238         2,830         1,250         3,371
  Stock-based compensation (see Note
    7)..................................          19          200         3,540           326         1,847
                                          ----------   ----------   -----------   -----------   -----------
         Total operating expenses.......       5,346        7,520        19,465         5,938        23,194
                                          ----------   ----------   -----------   -----------   -----------
LOSS FROM OPERATIONS....................      (5,129)      (6,133)      (12,166)       (3,380)       (9,008)
OTHER INCOME, net.......................         101          224           475            74           313
                                          ----------   ----------   -----------   -----------   -----------
NET LOSS................................  $   (5,028)  $   (5,909)  $   (11,691)  $    (3,306)  $    (8,695)
                                          ==========   ==========   ===========   ===========   ===========
NET LOSS PER SHARE, basic and diluted...  $    (1.98)  $    (2.06)  $     (3.01)  $     (0.97)  $     (1.70)
                                          ==========   ==========   ===========   ===========   ===========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING, basic and diluted........   2,543,463    2,873,273     3,881,915     3,397,522     5,103,145
                                          ==========   ==========   ===========   ===========   ===========
PRO FORMA NET LOSS PER SHARE
  (UNAUDITED--Note 2):
  Net loss per share, basic and
    diluted.............................                            $    ( 0.66)  $     (0.21)  $     (0.39)
                                                                    ===========   ===========   ===========
  Weighted average common shares
    outstanding, basic and diluted......                             17,831,148    16,029,270    22,169,128
                                                                    ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                           REQUISITE TECHNOLOGY, INC.

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      CONVERTIBLE
                                                    PREFERRED STOCK         COMMON STOCK       TREASURY STOCK     ADDITIONAL
                                                  --------------------   ------------------   -----------------    PAID-IN
                                                    SHARES     AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT    CAPITAL
                                                  ----------   -------   ---------   ------   --------   ------   ----------
BALANCES, December 31, 1996.....................   3,305,162   $ 3,901   2,847,512    $ 3           --   $  --       $283
 Issuance of common stock upon exercise of
   options......................................          --        --     107,812     --           --      --         13
 Sale of Series B preferred stock in January
   1997 for cash of $1.21 per share.............   1,657,459     2,000          --     --           --      --         --
 Sale of Series C preferred stock in August 1997
   for cash of $1.53 per share..................   4,239,129     6,500          --     --           --      --         --
 Repurchase of common stock.....................          --        --          --     --     (666,705)    (94)        --
 Retirement of treasury stock...................          --        --    (629,205)    (1)     629,205      88        (87)
 Shares issued for services.....................          --        --      41,250     --           --      --          6
 Stock-based compensation.......................          --        --          --     --           --      --         --
 Issuance of warrants...........................          --        --          --     --           --      --         --
 Net loss.......................................          --        --          --     --           --      --         --
                                                  ----------   -------   ---------    ---     --------   -----       ----
BALANCES, December 31, 1997.....................   9,201,750    12,401   2,367,369      2      (37,500)     (6)       215
 Issuance of common stock upon exercise of
   options......................................          --        --     200,230     --           --      --         25
 Shares issued for services.....................          --        --       3,000     --           --      --         --
 Stock-based compensation.......................          --        --          --     --           --      --         --
 Common stock and Series C preferred stock
   issued in conjunction with business
   acquisition..................................     180,000       276     645,003      1           --      --        128
 Sale of Series D preferred stock in July 1998
   for cash of $2.18 per share..................   3,249,998     7,085          --     --           --      --         --
 Repurchase of common stock.....................          --        --          --     --      (37,500)     (7)        --
 Retirement of treasury stock...................          --        --     (75,000)    --       75,000      13        (13)
 Deferred stock-based compensation..............          --        --          --     --           --      --         --
 Deferred stock-based compensation adjustment
   for terminated employees.....................          --        --          --     --           --      --         --
 Amortization of deferred stock-based
   compensation.................................          --        --          --     --           --      --         --
 Stock issuable for earn-out....................          --        --          --     --           --      --         --
 Cumulative translation adjustment..............          --        --          --     --           --      --         --
 Net loss.......................................          --        --          --     --           --      --         --
 Comprehensive loss.............................          --        --          --     --           --      --         --
                                                  ----------   -------   ---------    ---     --------   -----       ----
BALANCES, December 31, 1998.....................  12,631,748   $19,762   3,140,602    $ 3           --   $  --       $355
                                                  ==========   =======   =========    ===     ========   =====       ====

                                                   STOCK                                              ACCUMULATED
                                                  ISSUABLE   OPTIONS      DEFERRED                       OTHER
                                                    FOR        AND      STOCK-BASED    ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE
                                                  EARN-OUT   WARRANTS   COMPENSATION     DEFICIT     INCOME/(LOSS)       LOSS
                                                  --------   --------   ------------   -----------   -------------   -------------
BALANCES, December 31, 1996.....................    $ --      $   17      $    --       $ (3,267)         $--
 Issuance of common stock upon exercise of
   options......................................      --          --           --             --           --
 Sale of Series B preferred stock in January
   1997 for cash of $1.21 per share.............      --          --           --             --           --
 Sale of Series C preferred stock in August 1997
   for cash of $1.53 per share..................      --          --           --             --           --
 Repurchase of common stock.....................      --          --           --             --           --
 Retirement of treasury stock...................      --          --           --             --           --
 Shares issued for services.....................      --          --           --             --           --
 Stock-based compensation.......................      --          13           --             --           --
 Issuance of warrants...........................      --          14           --             --           --
 Net loss.......................................      --          --           --         (5,028)          --           $(5,028)
                                                    ----      ------      -------       --------          ---           =======
BALANCES, December 31, 1997.....................      --          44           --         (8,295)          --
 Issuance of common stock upon exercise of
   options......................................      --          --           --             --           --
 Shares issued for services.....................      --          --           --             --           --
 Stock-based compensation.......................      --           2           --             --           --
 Common stock and Series C preferred stock
   issued in conjunction with business
   acquisition..................................      --          --           --             --           --
 Sale of Series D preferred stock in July 1998
   for cash of $2.18 per share..................      --          --           --             --           --
 Repurchase of common stock.....................      --          --           --             --           --
 Retirement of treasury stock...................      --          --           --             --           --
 Deferred stock-based compensation..............      --       1,595       (1,595)            --           --
 Deferred stock-based compensation adjustment
   for terminated employees.....................      --         (21)          21             --           --
 Amortization of deferred stock-based
   compensation.................................      --          --           74             --           --
 Stock issuable for earn-out....................     124          --           --             --           --
 Cumulative translation adjustment..............      --          --           --             --           (9)          $    (9)
 Net loss.......................................      --          --           --         (5,909)          --            (5,909)
                                                                                                                        -------
 Comprehensive loss.............................      --          --           --             --           --           $(5,918)
                                                    ----      ------      -------       --------          ---           =======
BALANCES, December 31, 1998.....................    $124      $1,620      $(1,500)      $(14,204)         $(9)
                                                    ====      ======      =======       ========          ===


                                                   TOTAL
                                                  --------
BALANCES, December 31, 1996.....................  $    937
 Issuance of common stock upon exercise of
   options......................................        13
 Sale of Series B preferred stock in January
   1997 for cash of $1.21 per share.............     2,000
 Sale of Series C preferred stock in August 1997
   for cash of $1.53 per share..................     6,500
 Repurchase of common stock.....................       (94)
 Retirement of treasury stock...................        --
 Shares issued for services.....................         6
 Stock-based compensation.......................        13
 Issuance of warrants...........................        14
 Net loss.......................................    (5,028)
                                                  --------
BALANCES, December 31, 1997.....................     4,361
 Issuance of common stock upon exercise of
   options......................................        25
 Shares issued for services.....................        --
 Stock-based compensation.......................         2
 Common stock and Series C preferred stock
   issued in conjunction with business
   acquisition..................................       405
 Sale of Series D preferred stock in July 1998
   for cash of $2.18 per share..................     7,085
 Repurchase of common stock.....................        (7)
 Retirement of treasury stock...................        --
 Deferred stock-based compensation..............        --
 Deferred stock-based compensation adjustment
   for terminated employees.....................        --
 Amortization of deferred stock-based
   compensation.................................        74
 Stock issuable for earn-out....................       124
 Cumulative translation adjustment..............        (9)
 Net loss.......................................    (5,909)
 Comprehensive loss.............................        --
                                                  --------
BALANCES, December 31, 1998.....................  $  6,151
                                                  ========

 The accompanying notes are an integral part of these consolidated statements.

                           REQUISITE TECHNOLOGY, INC.

       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE
                              LOSS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     CONVERTIBLE
                                                   PREFERRED STOCK         COMMON STOCK       TREASURY STOCK     ADDITIONAL
                                                 --------------------   ------------------   -----------------    PAID-IN
                                                   SHARES     AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT    CAPITAL
                                                 ----------   -------   ---------   ------   --------   ------   ----------
BALANCES, December 31, 1998....................  12,631,748   $19,762   3,140,602    $ 3           --   $  --      $  355
 Issuance of common stock upon exercise of
   options.....................................          --        --   1,521,359      2           --      --         262
 Repurchase of common stock and related
   compensation................................          --        --          --     --      (45,000)   (255)        249
 Issuance of common stock for earn-out.........          --        --      62,769     --           --      --         124
 Shares issued for services....................          --        --       7,500     --           --      --          60
 Stock-based compensation......................          --        --      34,404     --           --      --          76
 Sale of Series E preferred stock in September
   1999 for cash of $5.67 per share, net of
   offering costs of $32.......................   4,411,763    24,968          --     --           --      --          --
 Deferred stock-based compensation.............          --        --          --     --           --      --          --
 Deferred stock-based compensation adjustment
   for terminated employees....................          --        --          --     --           --      --          --
 Amortization of deferred stock-based
   compensation................................          --        --          --     --           --      --          --
 Stock issuable for earn-out...................          --        --          --     --           --      --          --
 Cumulative translation adjustment.............          --        --          --     --           --      --          --
 Net loss......................................          --        --          --     --           --      --          --
 Comprehensive loss............................          --        --          --     --           --      --          --
                                                 ----------   -------   ---------    ---     --------   -----      ------
BALANCES, December 31, 1999....................  17,043,511    44,730   4,766,634      5      (45,000)   (255)      1,126
 Issuance of common stock upon exercise of
   options (unaudited).........................          --        --     256,670     --           --      --          69
 Issuance of common stock upon exercise of
   warrants (unaudited)........................          --        --     102,750     --           --      --           2
 Stock-based compensation (unaudited)..........          --        --      13,236     --           --      --         178
 Shares issued for cash ($60) and services
   (unaudited).................................          --        --      25,714     --           --      --         346
 Issuance of common stock for earn-out
   (unaudited).................................          --        --     251,073     --           --      --       2,390
 Issuance of Series A preferred stock upon
   exercise of warrant (unaudited).............     221,685        15          --     --           --      --          --
 Deferred stock-based compensation
   (unaudited).................................          --        --          --     --           --      --          --
 Deferred stock-based compensation adjustment
   for terminated employees (unaudited)........          --        --          --     --           --      --          --
 Amortization of deferred stock-based
   compensation (unaudited)....................          --        --          --     --           --      --          --
 Cumulative translation adjustment
   (unaudited).................................          --        --          --     --           --      --          --
 Net loss (unaudited)..........................          --        --          --     --           --      --          --
 Comprehensive loss (unaudited)................          --        --          --     --           --      --          --
                                                 ----------   -------   ---------    ---     --------   -----      ------
BALANCES, June 30, 2000 (unaudited)............  17,265,196   $44,745   5,416,077    $ 5      (45,000)  $(255)     $4,111
                                                 ==========   =======   =========    ===     ========   =====      ======

                                                  STOCK                                              ACCUMULATED
                                                 ISSUABLE   OPTIONS      DEFERRED                       OTHER
                                                   FOR        AND      STOCK-BASED    ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE
                                                 EARN-OUT   WARRANTS   COMPENSATION     DEFICIT     INCOME/(LOSS)       LOSS
                                                 --------   --------   ------------   -----------   -------------   -------------
BALANCES, December 31, 1998....................  $   124    $ 1,620      $ (1,500)     $(14,204)         $(9)
 Issuance of common stock upon exercise of
   options.....................................       --         --            --            --           --
 Repurchase of common stock and related
   compensation................................       --         --            --            --           --
 Issuance of common stock for earn-out.........     (124)        --            --            --           --
 Shares issued for services....................       --         --            --            --           --
 Stock-based compensation......................       --         --            --            --           --
 Sale of Series E preferred stock in September
   1999 for cash of $5.67 per share, net of
   offering costs of $32.......................       --         --            --            --           --
 Deferred stock-based compensation.............       --      3,900        (3,900)           --           --
 Deferred stock-based compensation adjustment
   for terminated employees....................       --       (313)          313            --           --
 Amortization of deferred stock-based
   compensation................................       --         --           765            --           --
 Stock issuable for earn-out...................    2,390         --            --            --           --
 Cumulative translation adjustment.............       --         --            --            --           16          $     16
 Net loss......................................       --         --            --       (11,691)          --           (11,691)
                                                                                                                      --------
 Comprehensive loss............................       --         --            --            --           --          $(11,675)
                                                 -------    -------      --------      --------          ---          ========
BALANCES, December 31, 1999....................    2,390      5,207        (4,322)      (25,895)           7
 Issuance of common stock upon exercise of
   options (unaudited).........................       --         --            --            --           --
 Issuance of common stock upon exercise of
   warrants (unaudited)........................       --         --            --            --           --
 Stock-based compensation (unaudited)..........       --         --            --            --           --
 Shares issued for cash ($60) and services
   (unaudited).................................       --         --            --            --           --
 Issuance of common stock for earn-out
   (unaudited).................................   (2,390)        --            --            --           --
 Issuance of Series A preferred stock upon
   exercise of warrant (unaudited).............       --         --            --            --           --
 Deferred stock-based compensation
   (unaudited).................................       --     16,360       (16,360)           --           --
 Deferred stock-based compensation adjustment
   for terminated employees (unaudited)........       --       (818)          818            --           --
 Amortization of deferred stock-based
   compensation (unaudited)....................       --         --         1,382            --           --
 Cumulative translation adjustment
   (unaudited).................................       --         --            --            --           92          $     92
 Net loss (unaudited)..........................       --         --            --        (8,695)          --            (8,695)
                                                                                                                      --------
 Comprehensive loss (unaudited)................       --         --            --            --           --          $ (8,603)
                                                 -------    -------      --------      --------          ---          ========
BALANCES, June 30, 2000 (unaudited)............  $    --    $20,749      $(18,482)     $(34,590)         $99
                                                 =======    =======      ========      ========          ===


                                                   TOTAL
                                                 ---------
BALANCES, December 31, 1998....................  $   6,151
 Issuance of common stock upon exercise of
   options.....................................        264
 Repurchase of common stock and related
   compensation................................         (6)
 Issuance of common stock for earn-out.........         --
 Shares issued for services....................         60
 Stock-based compensation......................         76
 Sale of Series E preferred stock in September
   1999 for cash of $5.67 per share, net of
   offering costs of $32.......................     24,968
 Deferred stock-based compensation.............         --
 Deferred stock-based compensation adjustment
   for terminated employees....................         --
 Amortization of deferred stock-based
   compensation................................        765
 Stock issuable for earn-out...................      2,390
 Cumulative translation adjustment.............         16
 Net loss......................................    (11,691)
 Comprehensive loss............................         --
                                                 ---------
BALANCES, December 31, 1999....................     22,993
 Issuance of common stock upon exercise of
   options (unaudited).........................         69
 Issuance of common stock upon exercise of
   warrants (unaudited)........................          2
 Stock-based compensation (unaudited)..........        178
 Shares issued for cash ($60) and services
   (unaudited).................................        346
 Issuance of common stock for earn-out
   (unaudited).................................         --
 Issuance of Series A preferred stock upon
   exercise of warrant (unaudited).............         15
 Deferred stock-based compensation
   (unaudited).................................         --
 Deferred stock-based compensation adjustment
   for terminated employees (unaudited)........         --
 Amortization of deferred stock-based
   compensation (unaudited)....................      1,382
 Cumulative translation adjustment
   (unaudited).................................         92
 Net loss (unaudited)..........................     (8,695)
 Comprehensive loss (unaudited)................         --
                                                 ---------
BALANCES, June 30, 2000 (unaudited)............  $  16,382
                                                 =========

 The accompanying notes are an integral part of these consolidated statements.

                           REQUISITE TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     FOR THE SIX MONTHS
                                                 FOR THE YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                ----------------------------------   -------------------
                                                  1997        1998         1999        1999       2000
                                                ---------   ---------   ----------   --------   --------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss....................................   $(5,028)    $(5,909)    $(11,691)   $(3,306)   $(8,695)
  Adjustments to reconcile net loss to net
     cash (used in) provided by operating
     activities--
     Write-off of asset.......................        --          81           --         --         --
     Depreciation and amortization............       126         416          939        373      1,057
     Amortization of discount on debt.........         5          10           10          5          5
     Loss on disposal of fixed assets.........        14          23           --         --         --
     Foreign exchange loss....................        --          15           (2)         2        129
     Common stock issued for services.........         6           1           60         --        286
     Stock-based compensation.................        13         125        2,715         75        178
     Amortization of deferred stock-based
       compensation...........................        --          74          765        251      1,382
     Change in other assets...................        --        (107)           6         (4)      (597)
     Changes in operating assets and
       liabilities--
       Accounts receivable--trade.............      (105)       (671)      (2,994)    (2,794)    (1,003)
       Prepaids and other current assets......       (87)        125         (332)       (65)         3
       Accounts payable and accrued
          liabilities.........................       369        (281)         601        302      3,039
       Deferred revenue.......................        --       1,542        3,295      4,415      6,949
                                                 -------     -------     --------    -------    -------
          Net cash (used in) provided by
            operating activities..............    (4,687)     (4,556)      (6,628)      (746)     2,733
                                                 -------     -------     --------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.........      (518)       (291)      (2,184)    (1,189)    (5,802)
                                                 -------     -------     --------    -------    -------
          Net cash used in investing
            activities........................      (518)       (291)      (2,184)    (1,189)    (5,802)
                                                 -------     -------     --------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale-leaseback of assets......       254         484           --         --         --
  Proceeds from issuance of preferred stock...     8,500       7,085       25,000         --         15
  Costs related to the issuance of preferred
     stock....................................        --          --          (32)        --         --
  Proceeds from issuance of common stock......        13          25          264         61        131
  Deferred financing costs....................        --          --           --         --       (245)
  Repurchases of common stock.................       (94)         (7)        (255)        --         --
  Principal payments on capital leases and
     long-term debt...........................       (72)       (501)        (291)      (194)      (111)
                                                 -------     -------     --------    -------    -------
          Net cash provided by (used in)
            financing activities..............     8,601       7,086       24,686       (133)      (210)
                                                 -------     -------     --------    -------    -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.......        --          --            5          1        (15)
                                                 -------     -------     --------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.................................     3,396       2,239       15,879     (2,067)    (3,294)
                                                 -------     -------     --------    -------    -------
CASH AND CASH EQUIVALENTS, beginning of
  period......................................     1,027       4,423        6,662      6,662     22,541
                                                 -------     -------     --------    -------    -------
CASH AND CASH EQUIVALENTS, end of period......   $ 4,423     $ 6,662     $ 22,541    $ 4,595    $19,247
                                                 =======     =======     ========    =======    =======

 The accompanying notes are an integral part of these consolidated statements.

                           REQUISITE TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                FOR THE SIX
                                                     FOR THE YEARS ENDED       MONTHS ENDED
                                                         DECEMBER 31,            JUNE 30,
                                                    ----------------------     -------------
                                                    1997     1998     1999     1999     2000
                                                    ----     ----     ----     ----     ----
                                                                                (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest..........................  $ 45     $ 49     $ 37     $ 23     $ 11
                                                    ====     ====     ====     ====     ====
  Cash paid for taxes.............................  $ --     $ --     $ --     $ --     $ --
                                                    ====     ====     ====     ====     ====
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  ACTIVITIES:
  Warrants issued for capital leases..............  $ 14     $ --     $ --     $ --     $ --
                                                    ====     ====     ====     ====     ====
  Deferred payments for acquisition...............  $ --     $300     $ --     $ --     $ --
                                                    ====     ====     ====     ====     ====
  Stock issued for acquisition....................  $ --     $405     $ --     $ --     $ --
                                                    ====     ====     ====     ====     ====

 The accompanying notes are an integral part of these consolidated statements.

                           REQUISITE TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION AS OF JUNE 30, 2000 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

1.  ORGANIZATION AND BUSINESS:

     Requisite Technology, Inc. (the "Company"), a Delaware corporation, provides technology and services for creating business-to-business electronic catalog content and finding content information. The Company also provides content management services to enable and enhance electronic commerce. The Company creates, maintains and integrates retrievable, commerce-ready products and services information to benefit buyers, suppliers and marketplaces.

     The Company was incorporated in November 1993 and began operations shortly thereafter. Since its inception, the Company has incurred significant losses. Although the Company anticipates that funds from product sales and working capital at December 31, 1999, will be sufficient to fund its operations through at least December 31, 2000, additional financing may be needed by the Company to fund its operations, continue the commercial development of its products and develop its sales and marketing infrastructure. There is no guarantee that such financing will be available when needed upon terms acceptable to the Company.

     Operations of the Company are subject to certain risks and uncertainties including, among others, uncertainty of product development, inexperience in marketing or selling its products, technological uncertainty, competition, dependence on key personnel and the management of rapid growth.

     To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service and attract, hire and retain qualified personnel. There can be no guarantee that the Company will be successful in addressing such risks.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Antaeus Systems, Inc. ("Antaeus") and Requisite Technology, Ltd. All significant intercompany accounts and transactions have been eliminated.

                           REQUISITE TECHNOLOGY, INC.

     FOREIGN CURRENCY TRANSLATION

     The functional currency of our subsidiaries is their local currency. Accordingly, all assets and liabilities of our foreign subsidiaries are translated at current exchange rates and translation adjustments are included in stockholders' equity as a component of other comprehensive income. Revenue, expenses and cash flows are translated at the weighted average exchange rate for the period.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash balances in the form of bank demand deposits, money market accounts and commercial paper with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are comprised of amounts due from software vendors and numerous other entities participating in the business-to-business electronic commerce industry. The Company's major customers (Note 10) accounted for 86.5% and 87.1% of the Company's accounts receivable as of December 31, 1998 and 1999, respectively. The Company has no significant financial instruments with off-balance sheet risk of accounting loss, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents and accounts receivables and payables. The carrying values of the cash equivalents and accounts receivables and payables approximate their fair values.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is indicated when the carrying amount of the asset is greater than amounts recoverable from future undiscounted cash flows.

     REVENUE RECOGNITION

     The Company accounts for its revenue from the license of software and performance of related services in compliance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally provides that revenue earned from software arrangements involving multiple elements should be allocated to each element based on the vendor-specific objective evidence of the relative fair value of the elements. The Company generally bundles license fees and subsequent maintenance and does not offer the various elements of its license agreements for sale separately. In such situations, license fee revenue is deferred and recognized ratably over the term of the arrangement. In those circumstances where the Company is able to unbundle the various elements of a software arrangement, software license revenue is recognized when the contract is signed, the software has been delivered, the fee is fixed, and collectibility is probable.

     The Company also generates revenue from other services and products. Revenue from content management and the related implementation is recognized ratably over the term of the arrangement. Any engineering fees associated with integrating the Company's BugsEye software product into a customer's software or consulting fees associated with implementing content management products and services are deferred and recognized ratably over the term of the arrangement. Content creation revenue is recognized as the converted product and service information is delivered to the customer, unless there is an acceptance period. If an acceptance period is present, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

                           REQUISITE TECHNOLOGY, INC.

If engineering or consulting services are performed in conjunction with another revenue stream (i.e. license fees or content management) the fees are deferred and recognized ratably over the same term as the license fee or content management term. If consulting fees are separately purchased, they are recognized as performed unless there is an acceptance period. If an acceptance period is present, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

     For all periods presented, the Company has adopted the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No. 101"). SAB No. 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company believes its current revenue recognition policies and practices are consistent with the provisions of SOP 97-2, as amended by SOP 98-4 and SOP 98-9, which were issued by the American Institute of Certified Public Accountants and SAB No. 101 issued by the SEC. Implementation guidelines for these standards, as well as potential new standards, could lead to unanticipated changes in the Company's current revenue recognition policies. Such changes could affect the timing of the Company's future revenue and results of operations.

     RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     Research and development costs are charged to expense as incurred and consist of salaries and other direct costs. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company's software is deemed to be technologically feasible at the point a working model of the software product is developed. Through December 31, 1999, for products developed by the Company, the period since attainment of technological feasibility has been brief and qualifying costs were not significant; and, accordingly, the Company has not capitalized any qualifying software development costs in the accompanying financial statements.

     INCOME TAXES

     The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been reduced by a valuation allowance to the extent it is more likely than not that some or all of the deferred tax assets will not be realized.

     STOCK-BASED COMPENSATION

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. The Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which allows entities to continue to apply the provision of APB No. 25 for transactions with employees and provide pro forma disclosures for employee stock grants made as if the fair value-based method of accounting in SFAS No. 123 had been applied to these transactions. Any deferred stock compensation calculated according to APB No. 25 is amortized on a straight-line basis over the vesting period of the individual options.

     The Company applies the provisions of SFAS No. 123 and related interpretations to stock-based compensation to non-employees.

                           REQUISITE TECHNOLOGY, INC.

     STOCK SPLIT

     On February 22, 2000, the Company's Board of Directors authorized a three-for-two stock split of its common and preferred stock to be effective upon the approval of stockholders, which is expected to occur prior to the effective date of a Registration Statement on Form S-1 filed by the Company with the SEC. All common and preferred share amounts, equivalent common and preferred share amounts and per share amounts have been adjusted retroactively to reflect the stock split.

     NET EARNINGS OR LOSS PER SHARE

     The Company presents basic and diluted earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS No. 128"), which establishes standards for computing and presenting basic and diluted earnings per share. Under this statement, basic earnings or loss per share is computed by dividing the net earnings or loss by the weighted average number of shares of common stock outstanding. Diluted earnings or loss per share is determined by dividing the net earnings or loss by the sum of (1) the weighted average number of common shares outstanding, (2) if not anti-dilutive, the number of shares of convertible preferred stock as if converted upon issuance, and (3) if not anti-dilutive, the effect of outstanding stock options and warrants determined utilizing the treasury stock method.

     For all periods presented, the effects of the convertible preferred stock and stock options were excluded from the calculation of diluted loss per share because the result would have been anti-dilutive. The weighted average number of shares issuable on the exercise of common stock options that were excluded from the calculation of diluted loss per share because their effect was antidilutive (without regard to the treasury stock method) totaled 1,517,722, 2,453,362 and 2,723,029 in 1997, 1998 and 1999, respectively. For all periods presented, each share of preferred stock converts into one share of common stock.

     PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended December 31, 1999, and the six months ended June 30, 1999 and 2000, are computed using the net loss and weighted average number of common shares outstanding, including the pro forma effects of the assumed conversion of the Company's convertible preferred stock into shares of the Company's common stock as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of approximately 13,949,233, 12,631,748 and 17,065,983 shares for the year ended December 31, 1999, and the six months ended June 30, 1999 and 2000, respectively. The pro forma effects of these transactions are unaudited.

     PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     Effective upon the closing of the Company's planned initial public offering, all of the outstanding shares of Convertible Preferred Stock will automatically convert into 17,265,196 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma balance sheet at June 30, 2000.

     COMPREHENSIVE INCOME (LOSS)

     Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources.

                           REQUISITE TECHNOLOGY, INC.

     ADVERTISING COSTS

     The Company expenses advertising costs as incurred.

     REPORTABLE SEGMENTS

     Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of and Enterprise and Related Information," establishes standards for the reporting of information about operating segments. Since its inception, the Company has conducted its operations in one operating segment.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS Statement No. 133--an amendment of FASB Statement No. 133" ("SFAS No. 137"). SFAS No. 137 delays the effective date of SFAS No. 133 to fiscal quarters and fiscal years beginning after June 15, 2000. Since inception, the Company has not entered into arrangements that would fall under the scope of SFAS No. 133 and thus, management believes that SFAS No. 133 will not significantly affect its financial condition and results of operations.

     In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). FIN No. 44 clarifies the application of APB No. 25 for certain issues related to equity-based instruments issued to employees. FIN No. 44 is effective on July 1, 2000, except for certain transactions, and will be applied on a prospective basis. The implementation of FIN No. 44 did not have a significant impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following at December 31:

                                                               1998     1999
                                                              ------   ------
                                                              (IN THOUSANDS)
Computer equipment..........................................  $1,020   $2,584
Software....................................................      34      223
Furniture and fixtures......................................       8      362
Leasehold improvements......................................      --       13
                                                              ------   ------
                                                               1,062    3,182
Less--accumulated depreciation..............................    (352)    (993)
                                                              ------   ------
                                                              $  710   $2,189
                                                              ======   ======

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives ranging from three to seven years. Maintenance and repairs are expensed as incurred. Depreciation expense was $126,000, $209,000 and $641,000 for the years ended December 31, 1997, 1998 and 1999, respectively. During 1997 and 1998, the Company sold property, plant and equipment to a leasing company for $254,000 and $484,000, respectively, and leased the assets back under capital leases.

                           REQUISITE TECHNOLOGY, INC.

4. OTHER ASSETS:

     Other assets consists of the following at December 31:

                                                              1998      1999
                                                              -----     -----
                                                              (IN THOUSANDS)
Patents and trademarks......................................  $ --      $ 52
Long-term deposits..........................................    40        56
                                                              ----      ----
                                                                40       108
Less--accumulated amortization..............................    --       (17)
                                                              ----      ----
                                                              $ 40      $ 91
                                                              ====      ====

     Amortization expense was $0, $0, and $17,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

5. ACQUISITION:

     On March 31, 1998, the Company acquired all of the capital stock of Antaeus, a Canadian company providing professional and technical services including data conversion processes which prepare data for e-commerce or other customer catalog needs. The total purchase price was $705,000, consisting of deferred payments, common stock, and Series C preferred stock. The purchase price was allocated to the fair value of Antaeus' assets and liabilities at the acquisition date as follows (in thousands):

Current assets..............................................   $   8
Property and equipment......................................      54
Other assets................................................       3
Current liabilities.........................................    (159)
Debt........................................................     (38)
Goodwill....................................................     837
                                                               -----
                                                               $ 705
                                                               =====

     The acquisition was accounted for using the purchase method and the excess of cost over fair value of the assets acquired was allocated to goodwill, which is being amortized on a straight-line basis over three years. Amortization expense was $207,000 and $281,000 for the years ended December 31, 1998 and 1999, respectively.

     As part of the Antaeus acquisition, the Company entered into an earn-out agreement whereby the selling stockholders could receive additional shares of the Company's common stock if Antaeus met certain financial targets, contingent upon the Antaeus founders remaining as employees of the Company on the specified earn-out measurement dates. During the year ended December 31, 1998, the selling stockholders earned the right to receive an aggregate of 62,769 shares under the earn-out agreement with a fair value of $124,000, which were issued in January 1999. During the year ended December 31, 1999, the selling stockholders earned the right to receive an aggregate of 251,073 shares under the earn-out agreement with a fair value of $2,390,000 which were issued in March 2000. The fair value of the shares issued in 1998 and 1999 was recorded as additional compensation expense in the year in which those shares were earned as the right to receive such shares were contingent on continued employment with the Company.

                           REQUISITE TECHNOLOGY, INC.

6. CAPITAL LEASES:

     Capital lease obligations consisted of the following at December 31:

                                                              1998       1999
                                                              -----      -----
                                                               (IN THOUSANDS)
Capitalized lease obligations for equipment due on various
  dates through 2002, minimum monthly payments in varying
  amounts, at December 31, 1999, $22,000 including imputed
  interest ranging from 7.51% to 8.07% per annum,
  collateralized by the related assets with a net book value
  of $524,000 and $258,000, respectively. ..................  $ 569      $ 355
Less--Current portion.......................................   (222)      (227)
                                                              -----      -----
                                                              $ 347      $ 128
                                                              =====      =====

     Maturities of capital lease obligations as of December 31, 1999, are as follows (in thousands):

2000........................................................  $ 249
2001........................................................    123
2002........................................................     15
                                                              -----
                                                                387
Less--amount related to interest............................    (25)
Less--unamortized discount..................................     (7)
                                                              -----
Total principal.............................................    355
Less--current portion.......................................   (227)
                                                              -----
                                                              $ 128
                                                              =====

7. STOCKHOLDERS' EQUITY:

     AUTHORIZED SHARES

     As of December 31, 1999, the Company had authorized 30,000,000 shares of common stock and 17,673,876 shares of preferred stock.

                           REQUISITE TECHNOLOGY, INC.

     CONVERTIBLE PREFERRED STOCK

     A summary of the Company's convertible preferred stock is presented in the table below:

                                                                 CONVERTIBLE PREFERRED STOCK
                            -----------------------------------------------------------------------------------------------------
                                SERIES A            SERIES B             SERIES C             SERIES D             SERIES E
                            ----------------   ------------------   ------------------   ------------------   -------------------
                            SHARES    AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT
                            -------   ------   ---------   ------   ---------   ------   ---------   ------   ---------   -------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
BALANCES, December 31,
 1996.....................  284,445    $256    3,020,717   $3,645          --   $  --           --   $  --           --   $    --
 Sale of Series B
   preferred stock in
   January 1997 for cash
   of $1.21 per share.....       --      --    1,657,459   2,000           --      --           --      --           --        --
 Sale of Series C
   preferred stock in
   August 1997 for cash of
   $1.53 per share........       --      --           --      --    4,239,129   6,500           --      --           --        --
                            -------    ----    ---------   ------   ---------   ------   ---------   ------   ---------   -------
BALANCES, December 31,
 1997.....................  284,445     256    4,678,176   5,645    4,239,129   6,500           --      --           --        --
 Series C preferred stock
   issued in conjunction
   with business
   acquisition............       --      --           --      --      180,000     276           --      --           --        --
 Sale of Series D
   preferred stock in July
   1998 for cash of $2.18
   per share..............       --      --           --      --           --      --    3,249,998   7,085           --        --
                            -------    ----    ---------   ------   ---------   ------   ---------   ------   ---------   -------
BALANCES, December 31,
 1998.....................  284,445     256    4,678,176   5,645    4,419,129   6,776    3,249,998   7,085           --        --
 Sale of Series E
   preferred stock in
   September 1999 for cash
   of $5.67 per share, net
   of offering costs of
   $32....................       --      --           --      --           --      --           --      --    4,411,763    24,968
                            -------    ----    ---------   ------   ---------   ------   ---------   ------   ---------   -------
BALANCES, December 31,
 1999.....................  284,445     256    4,678,176   5,645    4,419,129   6,776    3,249,998   7,085    4,411,763    24,968
 Issuance of Series A
   preferred stock upon
   exercise of warrant in
   May, 2000
   (unaudited)............  221,685      15           --      --           --      --           --      --           --        --
                            -------    ----    ---------   ------   ---------   ------   ---------   ------   ---------   -------
BALANCES, June 30, 2000
 (unaudited)..............  506,130    $271    4,678,176   $5,645   4,419,129   $6,776   3,249,998   $7,085   4,411,763   $24,968
                            =======    ====    =========   ======   =========   ======   =========   ======   =========   =======

     The Company is authorized to issue preferred stock in various series with rights and privileges as determined by the Board of Directors as follows:

     Dividends

     The holders of preferred stock are entitled to receive dividends at the rate of 8% of the original issue price per share annually, payable in preference and priority to any payment of dividends to holders of common stock. All the above dividends are payable when, as, and if declared by the Board of Directors and are non-cumulative. No dividends have been declared or paid to date on any series of preferred stock.

     Voting Rights

     Except with respect to certain specified matters, holders of shares of all preferred stock generally have the same voting rights as common stock. For the following matters, preferred stockholders have voting preferences over holders of common stock:

        - Changes to organizational and governance documents;

        - Issuances of new securities;

        - Redemption, repurchase, payment of dividends, or other distributions to common stockholders;

                           REQUISITE TECHNOLOGY, INC.

        - Mergers, acquisitions, and asset transfers; and

        - Election of the Board of Directors.

     Conversion Rights

     Each share of preferred stock was, as of December 31, 1999, convertible into one share of common stock at the option of the holder, subject to future adjustment in the event of subdivisions, combinations or consolidations.

     Liquidation Preference

     In the event of liquidation of the Company, the holders of preferred stock will be entitled to be paid out of the assets, prior and in preference to, any payments to holders of common stock. The payments shall be an amount per share equal to the sum of the original issue price per share (Series A -- $0.90; Series B -- $1.21; Series C -- $1.53; Series D -- $2.18; Series E -- $5.67) plus an amount per share equal to all declared but unpaid dividends. The remaining funds are to be paid ratably to holders of preferred stock and common stock on an as-if-converted to common stock basis until the Series A, B, C and D preferred holders have received three times the original purchase price in total and the Series E preferred holders have received two times the original issuance price in total. The remaining assets of the Company legally available for distribution are to be distributed ratably to the holders of the common stock.

     STOCK WARRANTS

     In June 1994, the Company entered into a warrant agreement with a consultant to purchase 65,250 shares of the Company's common stock for an exercise price of $0.0067 per share. The warrant expires on June 3, 2001. The value of this warrant was determined to be nominal. The warrant was exercised on January 10, 2000.

     In July 1996, in conjunction with the Series A preferred stock offering, the Company entered into warrant agreements with a related party to purchase 221,685 shares of the Company's Series A Preferred Stock for an exercise price of $0.067 per share and 30,000 shares of the Company's common stock for an exercise price of $0.0067 per share. The warrant for common stock expires on the earlier of the closing of an initial public offering of the Company's common stock or July 18, 2001; and the warrant for Series A expires on the earlier of the closing of an initial public offering of the Company's common stock or July 18, 2006. These warrants were exercised on May 24, 2000.

     In October 1996, the Company entered into a warrant agreement with a leasing agent to purchase 20,625 shares of the Company's Series B Preferred Stock for an exercise price of $1.21 per share. The warrant expires on the later of October 10, 2006, or five years from the effective date of the Company's initial public offering. The Company has determined the fair value of this warrant to be $17,000 using the Black-Scholes option pricing model and the following assumptions:

Exercise price...........................................     $1.21
Fair market value of Series B on grant date..............     $1.21
Option life..............................................   10 years
Volatility rate..........................................      55%
Risk-free rate of return.................................     4.18%
Dividend rate............................................      0%

     The fair value of this warrant has been included as a discount to the related capital lease obligation and is being recognized as additional interest expense over the lease term.

                           REQUISITE TECHNOLOGY, INC.

     In December 1997, the Company entered into another warrant agreement with the same leasing agent to purchase 13,044 shares of the Company's Series C Preferred Stock for an exercise price of $1.53 per share. The warrant expires on the later of December 10, 2007, or five years from the effective date of the Company's initial public offering. The Company has determined the fair value of the warrant granted in December 1997 to be $14,000 using the Black-Scholes option pricing model using the following assumptions:

Exercise price...........................................     $1.53
Fair market value of Series C on grant date..............     $1.53
Option life..............................................   10 years
Volatility rate..........................................      55%
Risk-free rate of return.................................     4.18%
Dividend rate............................................      0%

     The fair value of this warrant has been included as a discount to the related capital lease obligation and is being recognized as additional interest expense over the lease term.

     In March 1997, the Company entered into a warrant agreement with a consultant to purchase 7,500 shares of the Company's common stock for an exercise price of $0.12 per share. The warrant expires March 22, 2004. The value of this warrant was determined to be nominal. The warrant was exercised on January 10, 2000.

     In December 1999, the Company entered into a warrant agreement with a customer to purchase 3,750 shares of the Company's common stock for an exercise price of $2.33 per share. The warrant expires on December 31, 2004. The value of this warrant was determined to be nominal.

     TREASURY STOCK

     During 1997, 1998 and 1999, the Company repurchased 666,705, 37,500 and 45,000 shares, respectively, of common stock of which 629,205 and 75,000 were retired in 1997 and 1998, respectively. The repurchases were made based upon the termination agreements of the stockholders' employment or pursuant to the terms of the restricted stock agreements. During 1999, the Company recorded $249,000 of compensation expense related to the repurchase of shares acquired from the exercise of options.

     STOCK OPTION PLAN

     In December 1995, the Company established the 1995 Stock Option Plan as amended by the 1999 Stock Option Plan (collectively, the "Plan") under which incentive and nonqualified stock options may be granted to employees, directors and independent contractors. An aggregate of 5,895,000 shares of common stock have been reserved for issuance under the Plan. Under the terms of the Plan, the exercise price per share of each option granted will not be less than 110% of the fair market value of the stock in the case of incentive stock options granted to persons owning 10% or more of the voting power of the Company, as defined, and otherwise shall not be less than 100% of the fair market value of the stock. Options generally vest over a four to seven year term. The exercise period is not more than five years from the date of grant in the case of incentive stock options granted to persons owning 10% or more of the voting power of the Company and otherwise not more than ten years.

     During the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000, in connection with the grant of certain stock options to employees, the Company recorded deferred stock-based compensation of approximately $1,595,000, $3,900,000 and $16,360,000, respectively, representing the difference between the exercise price and the deemed fair value (for financial reporting purposes) of the Company's common stock on the date these stock options were granted. Deferred compensation is included as a component of shareholders' equity and is being amortized on a straight-line basis over the vesting periods of the related options.

                           REQUISITE TECHNOLOGY, INC.

     STOCK-BASED COMPENSATION

     The Company has issued various equity instruments to compensate both employees and non-employees for services. The Company has segregated these costs in stock-based compensation in the accompanying statement of operations. Allocation of stock-based compensation to the related employee/non-employee's functional classification is as follows:

                                                                             SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,   ENDED JUNE 30,
                                                 -----------------------   ---------------
                                                 1997    1998     1999     1999     2000
                                                 -----   -----   -------   -----   -------
                                                              (IN THOUSANDS)
Cost of operations.............................   $--    $ 82    $1,668    $157    $  920
Selling and marketing..........................    --      82     1,358      29       189
Research and development.......................    --      18       105      31       119
General and administrative.....................    19      18       409     109       619
                                                  ---    ----    ------    ----    ------
                                                  $19    $200    $3,540    $326    $1,847
                                                  ===    ====    ======    ====    ======

     Remaining deferred stock-based compensation as of June 30, 2000 (unaudited) will be recognized during the periods ending December 31, as follows (in thousands):

Remainder of 2000.........................................   $ 2,485
2001......................................................     4,927
2002......................................................     4,896
2003......................................................     4,277
2004......................................................     1,485
2005......................................................       235
Thereafter................................................       177
                                                             -------
                                                             $18,482
                                                             =======

     These amounts may be reduced for non-vested options of terminated employees.

                           REQUISITE TECHNOLOGY, INC.

     A summary of all employee options activity under the Plan for the years ended December 31, 1997, 1998 and 1999, and for the six months ended June 30, 2000, is as follows:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                              SHARES       EXERCISE PRICE
                                                            ----------     --------------
Options outstanding at December 31, 1996.................    1,074,000         $0.12
  Granted................................................    1,849,575         $0.14
  Exercised..............................................      (10,312)        $0.12
  Forfeited..............................................      (98,813)        $0.12
                                                            ----------
Options outstanding at December 31, 1997.................    2,814,450         $0.13
  Granted................................................    1,837,500         $0.27
  Exercised..............................................     (200,230)        $0.12
  Forfeited..............................................   (1,188,522)        $0.14
                                                            ----------
Options outstanding at December 31, 1998.................    3,263,198         $0.21
  Granted................................................    1,120,354         $1.10
  Exercised..............................................   (1,516,109)        $0.17
  Forfeited..............................................     (307,805)        $0.32
                                                            ----------
Options outstanding at December 31, 1999.................    2,559,638         $0.61
  Granted (unaudited)....................................    1,777,212         $4.12
  Exercised (unaudited)..................................     (256,670)        $0.27
  Forfeited (unaudited)..................................     (526,311)        $2.77
                                                            ----------
Options outstanding at June 30, 2000 (unaudited).........    3,553,869         $2.07
                                                            ==========

     As of December 31, 1997, 1998 and 1999, 582,868, 906,575 and 209,925 of the
above options were exercisable, respectively, with weighted average exercise prices of $0.12, $0.13 and $0.39, respectively. As of June 30, 1999 and 2000, 804,364 and 360,873 of the above options were exercisable, respectively, with weighted average exercise prices of $0.16 and $0.78, respectively (unaudited).

                           REQUISITE TECHNOLOGY, INC.

     The following table summarizes the weighted average exercise prices of options granted during the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 1999 and 2000 (unaudited). The table includes options for common stock whose exercise price was less than the deemed fair market value, for financial reporting purposes, of the underlying common stock at the date of grant and equal to the fair market value at the date of grant:

                                                                           FOR THE SIX MONTHS ENDED
                                      FOR THE YEARS ENDED DECEMBER 31,             JUNE 30,
                                    ------------------------------------   -------------------------
                                       1997         1998         1999         1999          2000
                                    ----------   ----------   ----------   ----------   ------------
                                                                                  (UNAUDITED)
EXERCISE PRICE:
  Less than fair market value--
     Number of options............          --    1,408,500    1,120,354     600,887      1,777,212
                                    ==========   ==========   ==========    ========     ==========
     Weighted average exercise
       price......................  $       --   $     0.31   $     1.10    $   0.54     $     4.12
                                    ==========   ==========   ==========    ========     ==========
     Weighted average fair
       value......................  $       --   $     1.44   $     4.58    $   3.29     $    15.01
                                    ==========   ==========   ==========    ========     ==========
  Equal to fair market value--
     Number of options............   1,849,575      429,000           --          --             --
                                    ==========   ==========   ==========    ========     ==========
     Weighted average exercise
       price......................  $     0.14   $     0.15   $       --    $     --     $       --
                                    ==========   ==========   ==========    ========     ==========
     Weighted average fair
       value......................  $     0.14   $     0.15   $       --    $     --     $       --
                                    ==========   ==========   ==========    ========     ==========

     The following table summarizes information about employee stock options outstanding and exercisable under the Plan at December 31, 1999:

                                OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                     -----------------------------------------   -------------------------
                       NUMBER OF        WEIGHTED
                        OPTIONS          AVERAGE      WEIGHTED       NUMBER       WEIGHTED
                     OUTSTANDING AT     REMAINING     AVERAGE    EXERCISABLE AT   AVERAGE
                      DECEMBER 31,     CONTRACTUAL    EXERCISE    DECEMBER 31,    EXERCISE
  EXERCISE PRICE          1999        LIFE IN YEARS    PRICE          1999         PRICE
-------------------  --------------   -------------   --------   --------------   --------
       $0.12             102,661          6.96         $0.12         37,373        $0.12
       $0.15             510,473          7.87         $0.15          6,896        $0.15
       $0.20             180,003          8.45         $0.20         20,627        $0.20
       $0.33             742,034          8.87         $0.33        125,153        $0.33
       $0.50             487,050          9.28         $0.50          1,126        $0.50
       $1.30              30,900          9.50         $1.30             --        $  --
       $1.67             422,012          9.69         $1.67         18,750        $1.67
       $2.33              84,505          9.79         $2.33             --        $  --
                       ---------                                    -------
                       2,559,638          8.82         $0.61        209,925        $0.39
                       =========          ====         =====        =======        =====

                           REQUISITE TECHNOLOGY, INC.

     The following table summarizes information about employee stock options outstanding and exercisable under the Plan at June 30, 2000 (unaudited):

                                                  OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                       -----------------------------------------   ----------------------
                                                          WEIGHTED                   NUMBER
                                         NUMBER OF         AVERAGE      WEIGHTED   EXERCISABLE   WEIGHTED
                                          OPTIONS         REMAINING     AVERAGE        AT        AVERAGE
                                       OUTSTANDING AT    CONTRACTUAL    EXERCISE    JUNE 30,     EXERCISE
EXERCISE PRICES                        JUNE 30, 2000    LIFE IN YEARS    PRICE        2000        PRICE
---------------                        --------------   -------------   --------   -----------   --------
     $0.12...........................       53,363           6.42        $0.12        24,081      $0.12
     $0.15...........................      460,034           7.38        $0.15        89,877      $0.15
     $0.20...........................      134,042           7.96        $0.20         6,542      $0.20
     $0.33...........................      666,662           8.39        $0.33       164,053      $0.33
     $0.50...........................      379,265           8.78        $0.50        37,788      $0.50
     $1.30...........................       29,851           9.01        $1.30         1,803      $1.30
     $1.67...........................      309,512           9.18        $1.67            --      $  --
     $2.33...........................      204,615           9.45        $2.33         1,729      $2.33
     $3.67...........................      757,524           9.76        $3.67        55,000      $3.67
     $4.33...........................      109,015           9.76        $4.33            --      $  --
     $5.33...........................      212,061           9.88        $5.33            --      $  --
     $6.00...........................      237,925          10.00        $6.00            --      $  --
                                         ---------                                   -------
                                         3,553,869           8.92        $2.07       380,873      $0.78
                                         =========          =====        =====       =======      =====

     PRO FORMA DISCLOSURES

     SFAS No. 123 defines a fair value-based method of accounting for stock-based compensation plans. An entity may continue to measure compensation cost for options granted to employees using the intrinsic value-based method prescribed by APB No. 25, provided that pro forma disclosures are made of net income or loss, assuming the fair value-based method of SFAS No. 123 had been applied.

     The Company has elected to account for its stock-based employee compensation plans under APB No. 25; accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 1997, 1998 and 1999 using the Black-Scholes pricing model and the following weighted average assumptions:

                                                         1997        1998        1999
                                                       ---------   ---------   ---------
Risk-free interest rate..............................      6.19%       5.11%       5.61%
Expected lives.......................................  4.0 years   5.1 years   5.0 years
Expected volatility..................................     0.001%      0.001%      0.001%
Expected dividend yield..............................         0%          0%          0%

     Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture.

     The total fair value of options granted to employees was computed to be approximately $57,000, $1,712,000 and $4,193,000 for the years ended December 31, 1997, 1998 and 1999, respectively. This amount is amortized ratably over the vesting periods of the options. Pro forma stock-based compensation, net of the effect of forfeitures and amounts recognized under APB No. 25, was $14,000, $16,000 and $187,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                           REQUISITE TECHNOLOGY, INC.

     If the Company had accounted for its stock-based compensation plans in accordance with SFAS No. 123, the Company's net loss would have been reported as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                          ----------------------------
                                                           1997      1998       1999
                                                          -------   -------   --------
                                                                 (IN THOUSANDS)
Net loss:
  As reported...........................................  $(5,028)  $(5,909)  $(11,691)
                                                          =======   =======   ========
  Pro forma.............................................  $(5,042)  $(5,925)  $(11,878)
                                                          =======   =======   ========
Net loss per share:
  As reported...........................................  $ (1.98)  $ (2.06)  $  (3.01)
                                                          =======   =======   ========
  Pro forma.............................................  $ (1.98)  $ (2.06)  $  (3.06)
                                                          =======   =======   ========

     OPTIONS ISSUED TO NON-EMPLOYEES

     SFAS No. 123 and related interpretations require that all transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the equity instruments issued, whichever is more reliably measurable. The Company has computed the fair value of all options granted to non-employees previous to and during 1997, using the Black-Scholes pricing model. No expense has been recognized related to these options as their fair value was determined to be nominal. Except as discussed above, no options were issued to non-employees in 1998, 1999, or the six months ended June 30, 2000.

     A summary of all non-employee option activity for the years ended December 31, 1997, 1998 and 1999, and for the six months ended June 30, 2000, is as follows:

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Outstanding at December 31, 1996............................   106,500        $0.12
  Granted...................................................    12,750        $0.12
  Exercised.................................................   (97,500)       $0.12
                                                               -------        -----
Outstanding at December 31, 1997 and 1998...................    21,750        $0.12
  Exercised.................................................    (5,250)       $0.12
                                                               -------        -----
Outstanding at December 31, 1999 and June 30, 2000
  (unaudited)...............................................    16,500        $0.12
                                                               =======        =====

     At December 31, 1999, and June 30, 2000, 16,500 non-employee stock options were exercisable at $0.12 and had remaining contractual lives of 6.96 and 6.42 years, respectively.

                           REQUISITE TECHNOLOGY, INC.

8.  INCOME TAXES:

     The provision for income taxes includes the following:

                                                            1997      1998      1999
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Current--
  Federal................................................  $    --   $    --   $    --
  State..................................................       --        --        --
                                                           -------   -------   -------
          Total current provision........................       --        --        --
                                                           -------   -------   -------
Deferred--
  Federal................................................   (1,755)   (2,014)   (3,597)
  State..................................................     (251)     (295)     (585)
  Valuation allowance....................................    2,006     2,309     4,182
                                                           -------   -------   -------
          Total deferred provision (benefit).............       --        --        --
                                                           -------   -------   -------
          Total provision................................  $    --   $    --   $    --
                                                           =======   =======   =======

     The statutory federal income tax rate was 35% for the years ended December 31, 1997, 1998 and 1999. Differences between the income tax expense reported in the statements of operations and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                                            1997      1998      1999
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Benefit at statutory rate................................  $(1,760)  $(2,068)  $(4,092)
Increase (decrease) due to--
  State income taxes.....................................     (166)     (195)     (386)
  Nondeductible expenses.................................       17        95       128
  Nondeductible stock-based compensation.................       --        28       293
  Research and development tax credit and other..........      (97)     (169)     (125)
  Valuation allowance....................................    2,006     2,309     4,182
                                                           -------   -------   -------
Income tax provision.....................................  $    --   $    --   $    --
                                                           =======   =======   =======

     Components of net deferred tax assets (liabilities) as of December 31, 1998 and 1999, are as follows:

                                                     1998      1999
                                                    -------   -------
                                                     (IN THOUSANDS)
Current--
  Accrued liabilities and other...................  $    17   $    65
  Deferred revenue................................      591     1,853
Non-current--
  Net operating losses............................    4,681     7,428
  Tax credits.....................................      276       401
                                                    -------   -------
Total net deferred tax assets.....................    5,565     9,747
Valuation allowance...............................   (5,565)   (9,747)
                                                    -------   -------
Net deferred tax assets...........................  $    --   $    --
                                                    =======   =======

     For income tax reporting purposes, the Company has approximately $19.3 million of net operating loss carryforwards that expire at various dates through 2019. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of a significant

                           REQUISITE TECHNOLOGY, INC.

change in ownership interests. As such, a portion of the Company's net operating loss carryforwards may be limited. The Company also has available income tax credits of approximately $400,000 expiring at various dates through 2019. Realization of net operating loss and tax credit carryforwards is dependent on generating sufficient taxable income prior to their expiration dates.

     During 1997, 1998 and 1999, the Company increased its valuation allowance by $2,006,000, $2,309,000 and $4,182,000, respectively, due mainly to uncertainty relating to the realizability of the Company's net operating loss carryforwards and income tax credits. The amount of the deferred tax assets considered realizable could be adjusted in the near term if future taxable income materializes.

9. COMMITMENTS:

     The Company leases office and other space and equipment under non-cancelable operating leases which expire at various dates through 2010 and contain a renewal option. Future minimum lease payments are as follows (in thousands):

2000........................................................  $  620
2001........................................................     770
2002........................................................     786
2003........................................................     802
2004........................................................     640
Thereafter..................................................     838
                                                              ------
                                                              $4,456
                                                              ======

     Rent expense was approximately $121,000, $137,000 and $331,000 for the years ended December 31, 1997, 1998 and 1999. Subsequent to December 31, 1999, the Company entered into agreements for additional office space.

10. MAJOR CUSTOMERS:

     The Company's revenue from customers in excess of 10% of net revenue for the years ended December 31, 1997, 1998 and 1999, are as follows:

                                                              1997     1998     1999
                                                              ----     ----     ----
Customer A..................................................    --%    14.1%    17.1%
Customer B..................................................    --%    54.2%     0.1%
Customer D..................................................    --%      --%    35.3%
Customer E..................................................    --%      --%    27.1%
Customer F..................................................  47.0%      --%     0.9%
Customer G..................................................  46.1%     7.2%      --%
                                                              ----     ----     ----
                                                              93.1%    75.5%    80.5%
                                                              ====     ====     ====

                           REQUISITE TECHNOLOGY, INC.

     The Company's accounts receivable-trade as of December 31, 1998 and 1999, are concentrated with the following major customers as follows:

                                                              1998     1999
                                                              ----     ----
Customer A..................................................  12.6%     1.8%
Customer B..................................................  19.5%     2.2%
Customer C..................................................  54.4%     2.3%
Customer D..................................................    --%    14.3%
Customer E..................................................    --%    66.5%
                                                              ----     ----
                                                              86.5%    87.1%
                                                              ====     ====

11. GEOGRAPHIC INFORMATION:

     The Company's operations and assets are based primarily in the United States and Canada. The Company also has operations in the United Kingdom.

     The Company sells its products and services to both United States and international customers. The Company's revenue by geographic area for the years ended December 31, 1997, 1998 and 1999, is as follows:

                                                              1997    1998     1999
                                                              ----   ------   ------
                                                                  (IN THOUSANDS)
United States...............................................  $217   $  445   $3,949
Canada......................................................    --      942    3,350
                                                              ----   ------   ------
                                                              $217   $1,387   $7,299
                                                              ====   ======   ======

12. EMPLOYEE BENEFIT PLAN:

     During 1997, the Company adopted a 401(k) savings plan, whereby eligible employees can contribute up to 15% of their salary per year, subject to certain maximum contribution amounts. The Company's matching and profit sharing contributions are discretionary. Employees become eligible to participate in the plan on the first day of the month following the hire date after the attainment of age twenty-one. No Company contributions were made to the plan for the years ended December 31, 1997, 1998 and 1999.

13. SUBSEQUENT EVENTS:

     Subsequent to December 31, 1999, and through June 30, 2000, the Company granted options to purchase 1,777,212 shares of common stock to employees and directors at exercise prices ranging from $2.33 to $6.00 per share. In connection with the stock option grants, the Company will recognize compensation expense over the related vesting periods of approximately $16.4 million relating to these grants for the difference between the exercise price and the deemed fair market value for financial reporting purposes.

     On September 5, 2000, the Company filed a Registration Statement with the Securities and Exchange Commission for an initial public offering of its common stock.

                       [REQUISITE TECHNOLOGY, INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........   $ 24,288
NASD filing fee.............................................      9,700
Nasdaq National Market listing fee..........................
Blue Sky fees and expenses (including legal fees)...........
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Directors' and officers' insurance..........................
Transfer agent and registrar fees...........................
Miscellaneous expenses......................................
                                                               --------
          TOTAL.............................................   $
                                                               ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, or DGCL, permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her under the provisions of Section 145 of the DGCL.

     Our amended and restated bylaws that will become effective upon the closing of this offering provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

     In addition, our restated certificate of incorporation that will become effective upon the closing of this offering provides that, to the fullest extent permitted by Delaware law, our directors will not personally be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. This provision of the restated certificate of incorporation does not eliminate the directors' duty of care. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief are available under Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws and state and federal environmental laws.

     Each director will continue to be subject to liability for:

      --   breach of a director's duty of loyalty to us and our stockholders;

      -- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

      -- unlawful payments of dividends or unlawful stock repurchases or redemptions; and

      -- any transaction from which a director derived an improper personal benefit.

     We intend to enter into indemnity agreements with our directors and officers and to obtain directors' and officers' liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is information regarding securities that have been issued by us since August 1, 1997. The information reflects the assumed three-for-two forward split of our common stock and preferred stock to be effected by us prior to the closing of the offering to which this registration statement relates.

     On various dates between August 1, 1997, and August 25, 2000, we authorized the grant of stock options to employees, consultants, directors and officers to purchase 6,257,791 shares of our common stock at exercise prices ranging from $.15 to $6.67 per share.

     In August 1997, we issued 4,239,129 shares of our Series C preferred stock (which will convert into an equal number of shares of common stock upon the closing of this offering) to certain accredited investors for cash proceeds in the amount of $6,500,002.40.

     In November 1997, we issued 37,500 shares of our common stock to one of our directors in consideration for certain consulting services rendered.

     In December 1997, we issued a warrant to purchase 13,044 shares of our Series C preferred stock (which will convert into an equal number of shares of our common stock upon the closing of this offering) at an exercise price of $1.53 per share to one lender.

     In March 1998, we issued 3,000 shares of our common stock to a consultant in exchange for certain services rendered.

     In April 1998, we issued an aggregate of 645,003 shares of our common stock, and 180,000 shares of our Series C preferred stock (which will convert into an equal number of shares of common stock upon the closing of this offering), to the former holders of all of the issued and outstanding capital stock of Antaeus Systems, Inc. pursuant to the Stock Purchase Agreement, dated April 1, 1998.

     In July 1998, we issued 3,249,998 shares of our Series D preferred stock (which will convert into an equal number of shares of common stock upon the closing of this offering) to certain accredited investors for cash proceeds in the amount of $7,085,001.09.

     In January 1999, we issued 34,404 shares of our common stock to our Chief Executive Officer, as a bonus in lieu of cash.

     In January 1999, we issued 62,769 shares of our common stock to the former holders of all of the issued and outstanding capital stock of Antaeus Systems, Inc. in accordance with certain financial performance thresholds achieved pursuant to the Stock Purchase Agreement, dated April 1, 1998.

     In September 1999, we issued 4,411,763 shares of our Series E preferred stock (which will convert into an equal number of shares of common stock upon the closing of this offering) to certain accredited investors for cash proceeds in the amount of $25,000,004.50.

     In October 1999, we issued 7,500 shares of our common stock to a consultant in exchange for certain services rendered.

     In December 1999, we issued a warrant to purchase 3,750 shares of our common stock at an exercise price of $2.33 per share to one lender.

     In January 2000, we issued an aggregate of 72,750 shares of our common stock to two investors, pursuant to their exercise of warrants.

     In February 2000, we issued 13,236 shares of our common stock to our Chief Executive Officer, as a bonus in lieu of cash.

     In February 2000, we issued 25,714 shares of our common stock to a consultant in exchange for certain services rendered.

     In March 2000, we issued 251,073 shares of our common stock to the former holders of all of the issued and outstanding capital stock of Antaeus Systems, Inc. in accordance with certain financial performance thresholds achieved pursuant to the Stock Purchase Agreement, dated April 1, 1998.

     In May 2000, we issued 30,000 shares of our common stock and 221,685 shares of our Series A Preferred Stock to an investor, pursuant to its exercise of warrants.

     In July 2000, we issued 6,037 shares of our common stock to our Chief Financial Officer, as a bonus in lieu of cash.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Regulation D promulgated thereunder or Rule 701.

     The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view toward distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A)  EXHIBITS.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.1*          Form of Underwriting Agreement
           2.1           Stock Purchase Agreement, dated April 1, 1998
           3.1           Restated Certificate of Incorporation, currently in effect
           3.2           Bylaws, as amended, currently in effect
           3.3           Form of Restated Certificate of Incorporation, to become
                         effective upon the closing of this offering
           3.4           Amended and Restated Bylaws, to become effective upon the
                         closing of this offering
           4.1           Reference is made to Exhibits 3.1 through 3.4
           4.2*          Specimen Stock Certificate
           5.1*          Form of Opinion of Cooley Godward LLP regarding legality of securities being issued
          10.1           Series A and Series B Preferred Stock Purchase Agreement,
                         dated July 18, 1996, as amended
          10.2           Series C Preferred Stock Purchase Agreement, dated August
                         25, 1997
          10.3           Series D Preferred Stock Purchase Agreement, dated July 1,
                         1998
          10.4           Series E Preferred Stock Purchase Agreement, dated September
                         13, 1999
          10.5           Second Amended and Restated Shareholders Agreement by and
                         among the Registrant and certain stockholders of the
                         Company, dated September 13, 1999
          10.6           Third Amended and Restated Investor Rights Agreement by and
                         among the Registrant and certain stockholders of the
                         Company, dated September 13, 1999
          10.7           Investment Agreement by and among the Registrant and W.W.
                         Grainger, Inc., dated July 1, 1998
          10.8           Agreement regarding Management Rights by and between the
                         Registrant and Sequel Limited Partnership, dated January 29,
                         1997
          10.9           Warrant Agreement to purchase shares of Series B Preferred
                         Stock with Comdisco, Inc., dated October 9, 1996, as amended

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          10.10          Warrant Agreement to purchase shares of Series C Preferred
                         Stock with Comdisco, Inc., dated December 9, 1997
          10.11          Warrant Agreement to purchase shares of Common Stock with GE
                         Capital Equity Investment, Inc., dated December 31, 1999
          10.12*+        Software License and Reseller Agreement by and between the
                         Registrant and SAP AG, dated April 29, 1999, as amended
          10.13          2000 Employee Stock Purchase Plan and form of agreements
                         thereunder
          10.14          2000 Equity Incentive Plan and form of agreements thereunder
          10.15          Lease by and between the Registrant and Westmoor Business
                         Park Ltd., LLLP, dated December 23, 1998, as amended
          10.16          Lease by and between Registrant and Westmoor Business Park
                         Ltd., LLLP, dated June 6, 2000, as amended
          10.17          Sublease by and between the Company and MacDonald Dettwiler
                         Space and Advanced Robotics Ltd., dated December 22, 1999
          10.18          Form of Indemnification Agreement between the Registrant and each of its directors and officers
          16.1           Letter regarding Change in Certifying Accountant
          21.1           Subsidiaries of the Company
          23.1           Consent of Arthur Andersen LLP
          23.2           Consent of Cooley Godward LLP (reference is made to Exhibit
                         5.1)
          24.1           Powers of Attorney (reference is made to Page II-6)
          27.1*          Financial Data Schedule

------------

* To be filed by amendment

+ The Company is applying for confidential treatment with respect to portions of this exhibit

     (B)  FINANCIAL STATEMENT SCHEDULES.

     Not applicable.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westminster, County of Jefferson, State of Colorado, on September 5, 2000.

                                            By:      /s/ BARBARA J. MOWRY
                                              ----------------------------------
                                                       Barbara J. Mowry
                                                  Chairman of the Board and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barbara J. Mowry and Kathleen J. Cunningham and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ BARBARA J. MOWRY                   Chairman of the Board and Chief      September 5, 2000
-----------------------------------------------------    Executive Officer (Principal
                  Barbara J. Mowry                       Executive Officer)

             /s/ KATHLEEN J. CUNNINGHAM                Chief Financial Officer, Treasurer   September 5, 2000
-----------------------------------------------------    and Assistant Secretary
               Kathleen J. Cunningham                    (Principal Financial Officer)

                 /s/ C. JEFF DEKKER                    Vice President, Controller           September 5, 2000
-----------------------------------------------------    (Principal Accounting Officer)
                   C. Jeff Dekker

                 /s/ NOEL J. FENTON                    Director                             September 5, 2000
-----------------------------------------------------
                   Noel J. Fenton

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ STEVEN L. SCHEID                   Director                             September 5, 2000
-----------------------------------------------------
                  Steven L. Scheid

               /s/ NANCY J. SCHOENDORF                 Director                             September 5, 2000
-----------------------------------------------------
                 Nancy J. Schoendorf

                /s/ THOMAS G. WASHING                  Director                             September 5, 2000
-----------------------------------------------------
                  Thomas G. Washing

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1*           Form of Underwriting Agreement
          2.1            Stock Purchase Agreement, dated April 1, 1998
          3.1            Restated Certificate of Incorporation, currently in effect
          3.2            Bylaws, as amended, currently in effect
          3.3            Form of Restated Certificate of Incorporation, to become
                         effective upon the closing of this offering
          3.4            Amended and Restated Bylaws, to become effective upon the
                         closing of this offering
          4.1            Reference is made to Exhibits 3.1 through 3.4
          4.2*           Specimen Stock Certificate
          5.1*           Form of Opinion of Cooley Godward LLP regarding legality of securities being issued
         10.1            Series A and Series B Preferred Stock Purchase Agreement,
                         dated July 18, 1996, as amended
         10.2            Series C Preferred Stock Purchase Agreement, dated August
                         25, 1997
         10.3            Series D Preferred Stock Purchase Agreement, dated July 1,
                         1998
         10.4            Series E Preferred Stock Purchase Agreement, dated September
                         13, 1999
         10.5            Second Amended and Restated Shareholders Agreement by and
                         among the Registrant and certain stockholders of the
                         Company, dated September 13, 1999
         10.6            Third Amended and Restated Investor Rights Agreement by and
                         among the Registrant and certain stockholders of the
                         Company, dated September 13, 1999
         10.7            Investment Agreement by and among the Registrant and W.W.
                         Grainger, Inc., dated July 1, 1998
         10.8            Agreement regarding Management Rights by and between the
                         Registrant and Sequel Limited Partnership, dated January 29,
                         1997
         10.9            Warrant Agreement to purchase shares of Series B Preferred
                         Stock with Comdisco, Inc., dated October 9, 1996, as amended
         10.10           Warrant Agreement to purchase shares of Series C Preferred
                         Stock with Comdisco, Inc., dated December 9, 1997
         10.11           Warrant Agreement to purchase shares of Common Stock with GE
                         Capital Equity Investment, Inc., dated December 31, 1999
         10.12*+         Software License and Reseller Agreement by and between the
                         Registrant and SAP AG, dated April 29, 1999, as amended
         10.13           2000 Employee Stock Purchase Plan and form of agreements
                         thereunder
         10.14           2000 Equity Incentive Plan and form of agreements thereunder
         10.15           Lease by and between the Registrant and Westmoor Business
                         Park Ltd., LLLP, dated December 23, 1998, as amended
         10.16           Lease by and between Registrant and Westmoor Business Park
                         Ltd., LLLP, dated June 6, 2000, as amended
         10.17           Sublease by and between the Company and MacDonald Dettwiler
                         Space and Advanced Robotics Ltd., dated December 22, 1999
         10.18           Form of Indemnification Agreement between the Registrant and each of its directors and officers

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         16.1            Letter regarding Change in Certifying Accountant
         21.1            Subsidiaries of the Company
         23.1            Consent of Arthur Andersen LLP
         23.2            Consent of Cooley Godward LLP (reference is made to Exhibit
                         5.1)
         24.1            Powers of Attorney (reference is made to Page II-6)
         27.1*           Financial Data Schedule

------------

* To be filed by amendment

+ The Company is applying for confidential treatment with respect to portions of this exhibit